Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149746

CHINA HOUSING & LAND DEVELOPMENT, INC.
3,818,275 SHARES OF
COMMON STOCK

        This prospectus relates to the resale by the selling stockholders of up to 3,818,275 shares of our common stock, par value $0.001 per share, including up to 1,796,835 shares of common stock issuable upon the exercise of common stock purchase warrants. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering. We will pay the expenses of registering these shares.

         We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from the sale of common stock hereunder. We may receive proceeds from any exercise of outstanding warrants. The warrants may also be exercised by surrender of the warrants in exchange for an equal value of shares in accordance with the terms of the warrants. Our common stock is currently traded on the NASDAQ under the symbol “CHLN”. The last reported sales price per share of our common stock as reported by the NASDAQ on December 3, 2009 was $4.52.

        Investing in these securities involves significant risks. See “Risk Factors” beginning on page 6.

        No other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

        We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The date of this prospectus is January 11, 2010.

TABLE OF CONTENTS

Prospectus Summary	2

Cautionary Note Regarding Forward-Looking Statements	5

Risk Factors	6

This Offering	14

Use of Proceeds	14

Selling Stockholders	15

Our Recent Private Placement	15

Plan of Distribution	17

Description of Securities	19

Interest of Named Experts and Counsel	19

Business	19

Market for China Housing & Land Development, Inc.'s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31

Management	32

Compensation Committee Interlocks and Insider Participation	46

Security Ownership of Certain Beneficial Owners and Management	46

Management's Discussion and Analysis of Financial Condition and Results of Operations	47

Other Expenses of Issuance and Distribution	80

Description of Property	80

Penny Stock	80

Legal Proceedings	81

Disclosure of Commission Position of Indemnification for Securities Act Liabilities	83

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	83

Transfer Agent	84

Additional Information	84

Financial Statements	F-1

Part II. Information Not Required in Prospectus	II-1

Exhibit Index	II-2

You may only rely on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has not been a change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY

        The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “risk factors” section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms “China Housing,” “CHLN,” the “Company,” “we,” “us,” and “our” refer to China Housing & Land Development, Inc.

OUR COMPANY

        Overview

        We are a real estate development company doing business primarily in Xi’an, Shaanxi province, located in the northwest part of China.

        Through our subsidiaries, Xi’an Tsining Housing Development Co., Ltd. (“Tsining”), Xi’an New Land Development Co., Ltd (“New Land”), Xi'an Hao Tai Housing Development Company Inc. ("Hao Tai"), Manstate Assets Management Limited (“Manstate”), Xi’an Xinxing Property Management Co., Ltd. (“Xinxing Property”), Puhua (Xi’an) Real Estate Development Co., Ltd (75% interest) (“Puhua”) and Success Hill Investments Limited (60% interest), we are engaged in the development, construction, and sale of residential and commercial real estate units, as well as land development in Shaanxi province, China. Tsining has completed a number of significant real estate development and construction projects in Xi’an, the capital of Shaanxi province. Tsining aims to expand its business into other developing urban markets in western China. New Land develops land and performs infrastructure projects for local governments. The infrastructure projects include but not limited to engineering and installation of water systems, roads, sewer systems, waterway dams and bridges, and public park facilities.

        Our marketing campaign uses various advertising media to market our property developments, including newspapers, magazines, television, radio, e-marketing and outdoor billboards. In addition, we run a successful membership program which allows existing and potential customers to receive “points” at a discount that can be redeemed for the purchase of our future property. The program provides good indication of project sales and better cash liquidity for our company. After our units are sold or leased, we subcontract property companies to provide management services. To continue to promote brand quality and recognition among customers, we have hired a third-party evaluation company to survey both existing and potential customers in terms of our services and recognition of our “Tsining” brand.

        Our corporate offices are located at 6 Youyi Lu, Han Yuan 4th Floor, Xi’an, China. Our telephone number at that location is +86-29-8258-2632.

        Summary of Recent Transactions

Acquisition on March 9, 2007

        On March 9, 2007, the Registrant entered into a Shares Transfer Agreement with the shareholders of Xi’an New Land Development Co., Ltd. (“New Land”), pursuant to which the Registrant has acquired 32,000,000 shares of New Land, constituting 100% equity ownership of New Land. The total purchase price for the shares acquisition is 270 million Renminbi, estimated to be approximately US$34 million at the current currency exchange rate which is subject to change. The total purchase price includes the initial cash payment of 5 million Renminbi, estimated to be approximately US$610,000, payable within 20 days after the signing of the Shares Transfer Agreement, an additional cash payment of 57 million Renminbi, estimated to be approximately US$7.2 million, payable within 30 days after the Registrant has received a satisfactory audit report of New Land, and the issuance of 10% promissory note of the aggregate amount of 208 million Renminbi, estimated to be approximately US$26.2 million, with a maturity date of January 30, 2009.  As of June 30, 2009, the remaining balance of the note and its interest totaling amounted to $6,929,469 and New Land’s original shareholders have agreed to extend the maturity date to December 31, 2009.

Private Placement on May 9, 2007

        On May 7, 2007, China Housing & Land Development, Inc. (the “Company”), entered into securities purchase agreements with accredited investors, and on May 9, 2007 (the “Closing Date”), the Company completed the sale of $25,006,978 of common stock of the Company and common stock purchase warrants. The securities sold were an aggregate of 9,261,847 shares of common stock and 2,778,554 warrants. Each warrant is exercisable for a period of five (5) years at an exercise price of $4.50 per share. Cantor Fitzgerald & Co. acted as the placement agent of the private placement. All of these securities were sold pursuant to the exemption provided by Section 4(2) under the Securities Act for a transaction not involving a public offering, and Regulation D promulgated thereunder.

        The Company is obligated to file a registration statement to register the resale of shares of the common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants granted in the private placement. If the registration statement is not filed within 45 days from the Closing Date, or declared effective within 180 days following the Closing Date, or if the registration ceases to be effective for more than thirty (30) trading days, the Company is obligated to pay the investors certain fees per month in the amount of 1% of the principal amount invested. In connection with the offering, the Company paid a placement fee of 7% of the proceeds in cash.

        The Company filed a registration statement to register the resale of shares of the common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants granted in the private placement on June 22, 2007, which was declared effective on July 5, 2007. The current prospectus is not offering the shares issued in connection with this private placement

Financing on January 28, 2008

         On January 28, 2008, China Housing & Land Development, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Investors”). Pursuant to the Agreement, the Company agreed to sell to Investors 5.0% Senior Secured Convertible Debt, which is convertible into shares of the Company’s common stock, for an aggregate purchase price of US$20,000,000 and to receive, in consideration for such purchase, warrants to acquire additional shares of common stock. The 5% Senior Secured Convertible Debt (the “Convertible Debt”) shall bear interest at a rate of 5% per annum (computed based on the actual days elapsed in a period of 360 days) of the RMB Notional Principal Amount, payable quarterly in arrears in lawful money of the United States (“U.S. Dollars”) on the first business day of each calendar quarter and on the maturity date, in each case in an amount equal to the amount of such interest as expressed in RMB multiplied by the US$/RMB exchange rate as of the applicable interest exchange rate determination date. Only US$9 million of the Convertible Debt is convertible into shares of common stock. The Convertible Debt is secured by a first priority, perfected security interest in certain shares of common stock of Pingji Lu, as evidenced by the pledge agreement (the “Pledge Agreement”). The Convertible Debt is subject to events of default customary for convertible securities and for a secured financing.  The warrants grant the Investors the right to acquire shares of common stock at $6.07 per share of common stock, subject to customary anti-dilution adjustments. The warrants may be exercised to purchase common stock at any time after January 28, 2008 to and including February 28, 2013, the expiration date of the warrants.

In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company agreed to register within 60 calendar days after closing shares of common stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective no later than the 180th day after the closing date of the transaction. If the Form S-3 is not available at that time, then the Company will file a Registration Statement on such form as is then available to affect a registration of the registrable securities, subject to the consent of the Investors, which consent will not be unreasonably withheld. The Company shall register an amount of common stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Convertible Debt and the exercise of the warrants. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures. The Company is subject to the late registration penalty payment equal to the product of (i) the Investor’s outstanding principal amount and (ii) the quotient obtained by dividing 12% by 360 (the “Late Payments”).

The Company commenced negotiations with the Investors in December 2008 for a waiver for the Late Payments, as the Company and the Investors believed that the registration would become effective within a short period of time. However, as the registration has not become effective as of September 2009, the Company has accrued for the Late Payments. On September 28, 2009, the Company reached a First Amendment (the “Amendment”) with the Investors to settle the Late Payments, in the amount of $2,400,000, by the issuance of 614,290 shares of common stock. The 614,290 common stock was determined by dividing $2,400,000, the total Late Payments up to September 28, 2009, by 95% of the historical volume weighted average price (“VWAP”) of the common stock, as determined by using Bloomberg function VWAP, for the immediate preceding 30 days period. In accordance with the Amendment, the Investors waived any further Late Payments against the Company under the Registration Rights Agreement.

In connection with the offering, the Company paid Merriman Curhan Ford & Co., who acted as financial advisor, an advisory fee of 2% of the proceeds in cash.

Joint Venture in November 2008

In November 2008, the Company agreed to form a joint venture with Prax Capital Real Estate Holding Ltd., to finance the development of the first 79 acres within the Baqiao project. As planned, the joint venture was formed in late December, subject to certain conditions and approvals, which were subsequently satisfied; the completion of the joint venture’s formation was announced in January 2009.

Prax Capital Real Estate Holdings Limited invested US$29.3 million cash in the joint venture. The joint venture acquired the land use rights of the 79 acres of land early in the first quarter 2009 and the joint venture is proceeding with the project.

Acquisition on January 21, 2009

On January 21, 2009, the Company completed the acquisition of Xi’an Xinxing Property Management Co., Ltd., (“Xinxing”). Xinxing was privately owned and provides property management services to most of China Housing’s residential and commercial projects, as well as to other prominent customers such as the Xi’an branch office building of the People’s Bank of China, China Xi’an Electric Group headquarters, Shaanxi Bureau of State Taxation offices, and the Xi’an University of International Studies. Xinxing’s current service area totals 1.67 million square meters in 43 facilities that include residential, commercial, and school buildings and parks. Xinxing’s revenues in 2008 were RMB 15.42 million, estimated to be approximately US$2.22million, net income was RMB 1.82 million, estimated to be approximately US$0.26 million, and assets at year end 2008 totaled RMB 11.29 million, estimated to be approximately US$1.65 million. Total consideration for the acquisition was RMB 12.00 million, estimated to be approximately US$1.76 million.

ABOUT OUR RECENT PRIVATE PLACEMENT

On January 28, 2008, China Housing & Land Development, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Investors”). Pursuant to the Agreement, the Company agreed to sell to Investors 5.0% Senior Secured Convertible Debt,   which are convertible into shares of the Company’s common stock, for an aggregate purchase price of US$ 20,000,000 and to receive, in consideration for such purchase, warrants to acquire additional shares of common stock.  The 5% Senior Secured Convertible Debt (the “Convertible Debt”) shall bear interest at a rate of 5% per annum (computed based on the actual days elapsed in a period of 360 days) of the RMB Notional Principal Amount, payable quarterly in arrears in lawful money of the United States (“U.S. Dollars”) on the first business day of each calendar quarter and on the maturity date, in each case in an amount equal to the amount of such interest as expressed in RMB multiplied by the US$/RMB exchange rate as of the applicable interest exchange rate determination date. Only US$9 million of the Convertible Debt is convertible into shares of common stock. The conversion price for the Convertible Debt is US$5.57 per share. The Notes are secured by a first priority, perfected security interest in certain shares of common stock of Pingji Lu, as evidenced by the pledge agreement (the “Pledge Agreement”). The Convertible Debt is subject to events of default customary for convertible securities and for a secured financing.  The warrants grant the Investors the right to acquire shares of common stock at US$6.07 per share of common stock, subject to customary anti-dilution adjustments. The warrants may be exercised to purchase common stock at any time after January 28, 2008 to and including February 28, 2013, the expiration date of the warrants.

In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company agreed to register within 60 calendar days after closing shares of common stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective no later than the 180th day after the closing date of the transaction. If the Form S-3 is not available at that time, then the Company will file a Registration Statement on such form as is then available to affect a registration of the registrable securities, subject to the consent of the Investors, which consent will not be unreasonably withheld. The Company shall register an amount of common stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Convertible Debt and the exercise of the warrants. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures. The Company is subject to the late registration penalty payment equal to the product of (i) the Investor’s outstanding principal amount and (ii) the quotient obtained by dividing 12% by 360 (the “Late Payments”).

The Company commenced negotiations with the Investors in December 2008 for a waiver for the Late Payments, as the Company and the Investors believed that the registration would become effective within a short period of time. However, as the registration has not become effective as of September 2009, the Company has accrued for the Late Payments. On September 28, 2009, the Company reached a First Amendment (the “Amendment”) with the Investors to settle the Late Payments, in the amount of $2,400,000, by the issuance of 614,290 common stock. The 614,290 common stock was determined by dividing $2,400,000, the total Late Payments up to September 28, 2009, by 95% of the historical volume weighted average price (“VWAP”) of the common stock, as determined by using Bloomberg function VWAP, for the immediate preceding 30 days period. In accordance with the Amendment, the Investors waived any further Late Payments against the Company under the Registration Rights Agreement.

Under this private placement, we received $20,000,000 in the aggregate, with net proceeds of $19,056,681.49 after deducting $939,808.51 paid for commissions and legal expenses.

THIS OFFERING

Common stock outstanding prior to this offering (on December 3, 2009)	31,884,969	(1)

Common stock being offered for resale to the public	3,818,275	(2)

Common stock outstanding after this offering	35,703,244	(3)

Percentage of common stock outstanding before this offering that shares being registered for resale represent	11.98%

    (1)    Excludes the 2,021,440 conversion shares we are registering under this Registration Statement in connection with the private placement completed on January 28, 2008.

    (2)    Includes both the 2,021,440 conversion shares in connection with the private placement completed on January 28, 2008 and the 1,796,835 shares of common stock to be issued upon the exercise of the warrants pursuant to the Securities Purchase Agreement. Of the US$20 million Convertible Debt, only US$9 million of the debt is convertible into shares of common stock. Based on a conversion price of approximately $5.57 per share, the US$9 million of debt would be convertible into 1,617,152 shares. The total number of the warrants we issued in connection with the placement of the Convertible Debt is exercisable for 1,437,468 shares. We are registering 125% of both the conversion shares (or 2,021,440 shares) and the shares issuable upon the exercise of the warrants (or 1,796,835 shares) for resale as required by the Registration Rights Agreement.

    (3)    Includes the total of shares being registered in the private placement pursuant to the Registration Rights Agreement.

         Total proceeds raised in the offering: We will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received $20,000,000 in gross proceeds from the Investors under the Securities Purchase Agreement. We may also receive some proceeds if any of the selling shareholders exercise their Warrants through cash exercise.

Warrants

         Each investor who has been issued a warrant is granted the right to purchase in the aggregate 1,437,467 shares of our common stock. We have agreed to register 125% of this number, or 1,796,835 shares, according to the registration rights agreement. The warrant entitles its holder to one share of our common stock upon exercise. The warrants may be exercised at any time on or after the initial exercise eligibility date of January 28, 2008 to and including February 28, 2013, at an exercise price of $6.07 per share. The exercise price was negotiated based on the price of the then current underlying common stock of the Company quoted on the OTC Bulletin Board.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained in this Form S-1 that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form S-1, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

•	Our ability to attract and retain management, and to integrate and maintain technical information and management information systems;

•	Our ability to raise capital when needed and on acceptable terms and conditions;

•	The intensity of competition; and

•	General economic conditions.

All written and oral forward-looking statements made in connection with this Form S-1 that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS

        This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Related to Our Business

Our home sales and operating revenues could decline due to macro-economic and other factors outside of our control, such as changes in consumer confidence and declines in employment levels.

        Changes in national and regional economic conditions, as well as local economic conditions where the Company conducts its operations and where prospective purchasers of its homes live, may result in more caution on the part of homebuyers and consequently fewer home purchases. These economic uncertainties involve, among other things, conditions of supply and demand in local markets and changes in consumer confidence and income, employment levels, and government regulations. These risks and uncertainties could periodically have an adverse effect on consumer demand for and the pricing of our homes, which could cause its operating revenues to decline. In addition, builders are subject to various risks, many of them outside the control of the homebuilder including competitive overbuilding, availability and cost of building lots, materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees. A reduction in its revenues could in turn negatively affect the market price of its securities.

An increase in mortgage interest rates or unavailability of mortgage financing may reduce consumer demand for the Company’s homes.

        Virtually all purchasers of our homes finance their acquisitions through lenders providing mortgage financing. A substantial increase in mortgage interest rates or unavailability of mortgage financing would adversely affect the ability of prospective homebuyers to obtain the financing they would need in order to purchase our homes, as well as adversely affect the ability of prospective move-up homebuyers to sell their current homes. For example, if mortgage financing became less available, demand for its homes could decline. A reduction in demand could also have an adverse effect on the pricing of our homes because we and our competitors may reduce prices in an effort to better compete for home buyers. A reduction in pricing could result in a decline in revenues and in our margins.

We could experience a reduction in home sales and revenues or reduced cash flows if we are unable to obtain reasonably priced financing to support its homebuilding and land development activities.

        The real estate development industry is capital intensive, and development requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance its homebuilding and land development activities. Although we believe that internally generated funds and current borrowing capacity will be sufficient to fund our capital and other expenditures (including land acquisition, development and construction activities), the amounts available from such sources may not be adequate to meet our needs. If such sources are not sufficient, we would seek additional capital in the form of debt or equity financing from a variety of potential sources, including bank financing and/or securities offerings. The availability of borrowed funds, to be utilized for land acquisition, development and construction, may be greatly reduced, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with new loans. The failure to obtain sufficient capital to fund its planned capital and other expenditures could have a material adverse effect on our business.

We are subject to extensive government regulation which could cause it to incur significant liabilities or restrict it business activities.

        Regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict its business activities. We are subject to statutes and rules regulating, among other things, certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations such as building permit allocation ordinances and impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Any delay or refusal from government agencies to grant us necessary licenses, permits and approvals could have an adverse effect on our operations.

We may require additional capital in the future, which may not be available on favorable terms or at all.

        Our future capital requirements will depend on many factors, including industry and market conditions, our ability to successfully implement our new branding and marketing initiative and expansion of our production capabilities. We anticipate that we may need to raise additional funds in order to grow our business and implement our business strategy. We anticipate that any such additional funds would be raised through equity or debt financings. In addition, we may enter into a revolving credit facility or a term loan facility with one or more syndicates of lenders. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Even if we are able to raise capital through equity or debt financings, as to which there can be no assurance, the interest of existing shareholders in our company may be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common stock or may otherwise materially and adversely effect the holdings or rights of our existing shareholders. If we cannot obtain adequate capital, we may not be able to fully implement our business strategy, and our business, results of operations and financial condition would be adversely affected. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, we have and will continue to raise additional capital through private placements or registered offerings, in which broker-dealers will be engaged. The activities of such broker-dealers are highly regulated and we cannot assure that the activities of such broker-dealers will not violate relevant regulations and generate liabilities despite our expectation otherwise.

We depend on the availability of additional human resources for future growth.

        We are currently experiencing a period of significant growth in our sales volume. We believe that continued expansion is essential for us to remain competitive and to capitalize on the growth potential of our business. Such expansion may place a significant strain on our management and operations and financial resources. As our operations continue to grow, we will have to continually improve our management, operational and financial systems, procedures and controls, and other resources infrastructure, and expand our workforce. There can be no assurance that our existing or future management, operating and financial systems, procedures and controls will be adequate to support our operations, or that we will be able to recruit, retain and motivate our personnel. Further, there can be no assurance that we will be able to establish, develop or maintain the business relationships beneficial to our operations, or to do so or to implement any of the above activities in a timely manner. Failure to manage our growth effectively could have a material adverse effect on our business and the results of our operations and financial condition.

We may be adversely affected by the fluctuation in raw material prices and selling prices of our products.

        Our projects and the raw materials we use have experienced significant price fluctuations in the past. There is no assurance that they will not be subject to future price fluctuations or pricing control. The land and raw materials we use may experience price volatility caused by events such as market fluctuations or changes in governmental programs. The market price of land and raw materials may also experience significant upward adjustment, if, for instance, there is a material under-supply or over-demand in the market. These price changes may ultimately result in increases in the selling prices of our products, and may, in turn, adversely affect our sales volume, revenue and operating profit.

We could be adversely affected by the occurrence of natural disasters.

From time to time, our developed sites may experience strong winds, storms, flooding and earth quakes. Natural disasters could impede operations, damage infrastructure necessary to our constructions and operations. The occurrence of natural disasters could adversely affect our business, the results of our operations, prospects and financial condition, even though we currently have insurance against damages caused by natural disasters, including typhoons, accidents or similar events.

We are dependent on third-party subcontractors, manufacturers, and distributors for all construction services and supply construction materials, and a discontinued supply of such services and materials will adversely affect our construction projects.

The Company is dependent on third-party subcontractors, manufacturers, and distributors for all construction services and supply construction materials. Construction services or products purchased from the Company’s five largest subcontractors/suppliers accounted for 30% for the year ended December 31, 2008. A discontinued supply of such services and materials will adversely affect our construction projects.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

        In general, the property development industry is intensely competitive and highly fragmented. We compete with various companies. Many of our competitors are more established than we are and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We intend to create greater awareness for our brand name so that we can successfully compete with our competitors. We cannot assure you that we will be able to compete effectively or successfully with current or future competitors or that the competitive pressures we face will not harm our business.

Our operating subsidiary must comply with environmental protection laws that could adversely affect our profitability.

        We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of the People’s Republic of China (“PRC or “China”). Some of these regulations govern the level of fees payable to government entities providing environmental protection services and the prescribed standards relating to the constructions. Although our construction technologies allow us to efficiently control the level of pollution resulting from our construction process, due to the nature of our business, wastes are unavoidably generated in the processes. If we fail to comply with any of these environmental laws and regulations in the PRC, depending on the types and seriousness of the violation, we may be subject to, among other things, warning from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, being ordered to close down our business operations and suspension of relevant permits.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt its business operations.

        Our future success will depend in substantial part on the continued service of our senior management, including Mr. Pingji Lu, our Chairman, and Mr. Feng Xiaohong, our Chief Executive Officer. The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. We do not carry key person life or other insurance in respect of any of its officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support. Because of the rapid growth of the economy in the People’s Republic of China, competition for qualified personnel is intense. We cannot guarantee that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future.

Risk Relating to the Residential Property Industry in China

We are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage.

The residential property industry in the PRC is still in a relatively early stage of development. Although demand for residential property in the PRC has been growing rapidly in recent years, such growth is often coupled with volatility in market conditions and fluctuation in property prices. It is extremely difficult to predict how much and when demand will develop, as many social, political, economic, legal and other factors, most of which are beyond our control, may affect the development of the market. The level of uncertainty is increased by the limited availability of accurate financial and market information as well as the overall low level of transparency in the PRC, especially in Tier II cities which have lagged in progress in these aspects when compared to Tier I cities.

The lack of a liquid secondary market for residential property may discourage investors from acquiring new properties. The limited amount of property mortgage financing available to PRC individuals may further inhibit demand for residential developments.

We face intense competition from other real estate developers.

The property industry in the PRC is highly competitive. In the Tier II cities we focus on, local and regional property developers are our major competitors, and an increasing number of large state-owned and private national property developers have started entering these markets. Many of our competitors, especially the state-owned and private national property developers, are well capitalized and have greater financial, marketing and other resources than we have. Some also have larger land banks, greater economies of scale, broader name recognition, a longer track record and more established relationships in certain markets. In addition, the PRC government’s recent measures designed to reduce land supply further increased competition for land among property developers.

Competition among property developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in property prices in certain parts of the PRC, a slowdown in the rate at which new property developments will be approved and/or reviewed by the relevant government authorities and an increase in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial condition. Furthermore, property developers that are better capitalized than we are may be more competitive in acquiring land through the auction process. If we cannot respond to changes in market conditions as promptly and effectively as our competitors, or effectively compete for land acquisition through the auction systems and acquire other factors of production, our business and financial condition will be adversely affected.

In addition, risk of property over-supply is increasing in parts of China, where property investment, trading and speculation have become overly active. We are exposed to the risk that in the event of actual or perceived over-supply, property prices may fall drastically, and our revenue and profitability will be adversely affected.

The PRC government may adopt further measures to curtail the overheating of the property sector.

Along with the economic growth in China, investments in the property sectors have increased significantly in the past few years. In response to concerns over the scale of the increase in property investments, the PRC government has introduced policies to curtail property development. We believe the following regulations, among others, significantly affect the property industry in China.

In May 2006, the Ministry of Construction, National Development and Reform Commission, or the NDRC, People’s Bank of China (“PBOC”) and other relevant PRC government authorities jointly issued the Opinions on Adjusting the Housing Supply Structure and Stabilizing the Property Prices, which introduced measures to limit resources allocated to the luxury residential market. For instances, the new measures require that at least 70% of a residential project must consist of units with a Gross Floor Area (“GFA”) of less than 90 square meters per unit, and the minimum amount of down payment was increased from 20% to 30% of the purchase price of the underlying property if it has a unit GFA of 90 square meters or more. In September 2007, PBOC and China Banking Regulatory Commission issued the Circular on Strengthening the Management of Commercial Real Estate Credit Facilities, which increased the minimum down payment for any purchase of second or subsequent residential property to 40% of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property.

In July 2006, the Ministry of Construction, the Ministry of Commerce, NDRC, PBOC, the State Administration for Industry and Commerce and State Administration of Foreign Exchange (“SAFE”) issued Opinions on Regulating the Entry and Administration of Foreign Investment in Real Property Market, which impose significant requirements on foreign investment in the PRC real estate sector. For instance, these opinions set forth requirements of registered capital of a foreign invested real property enterprise as well as thresholds for a foreign invested real property enterprise to borrow domestic or overseas loans. In addition, since June 2007, a foreign invested real property enterprise approved by local authorities is required to register such approvals with the Ministry of Commerce.

The PRC government’s restrictive regulations and measures to curtail the overheating of the property sector could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further slow down property development in China and adversely affect our business and prospects.

Our sales will be affected if mortgage financing becomes more costly or otherwise becomes less attractive.

Substantially all purchasers of our residential properties rely on mortgages to fund their purchases. An increase in interest rates may significantly increase the cost of mortgage financing, thus affecting the affordability of residential properties. In 2008, PBOC changed the lending rates five times. The benchmark lending rate for loans with a term of over five years, which affects mortgage rates, has been increased to 5.94 percent on December 31, 2008. The PRC government and commercial banks may also increase the down payment requirement, impose other conditions or otherwise change the regulatory framework in a manner that would make mortgage financing unavailable or unattractive to potential property purchasers. Under current PRC laws and regulations, purchasers of residential properties generally must pay at least 20 percent of the purchase price of the properties before they can finance their purchases through mortgages. In May 2006, the PRC government increased the minimum amount of down payment to 30 percent of the purchase price of the underlying property if such property has a unit GFA of 90 square meters or more. In September 2007, the minimum down payment for any purchase of second or subsequent residential property was increased to 40 percent of the purchase price if the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase shall not be less than 110 percent of the PBOC benchmark rate of the same term and category. For further purchases of properties, there would be upward adjustments on the minimum down payment and interest rate for any bank loan. In addition, mortgagee banks may not lend to any individual borrower if the monthly repayment of the anticipated mortgage loan would exceed 50 percent of the individual borrower’s monthly income or if the total debt service of the individual borrower would exceed 55 percent of such individual’s monthly income. If the availability or attractiveness of mortgage financing is reduced or limited, many of our prospective customers may not be able to purchase our properties and, as a result, our business, liquidity and results of operations could be adversely affected.

In line with industry practice, we provide guarantees to PRC banks with respect to loans procured by the purchasers of our properties for the total amount of mortgage loans. Such guarantees expire upon the completion of the registration of the mortgage with the relevant mortgage registration authorities. If there are changes in laws, regulations, policies, and practices that would prohibit property developers from providing guarantees to banks in respect of mortgages offered to property purchasers and as a result, banks would not accept any alternative guarantees by third parties, or if no third party is available or willing in the market to provide such guarantees, it may become more difficult for property purchasers to obtain mortgages from banks and other financial institutions during sales and pre-sales of our properties. Such difficulties in financing could result in a substantially lower rate of sale and pre-sale of our properties, which would adversely affect our cash flow, financial condition, and results of operations. We are not aware of any impending changes in laws, regulations, policies, or practices that will prohibit such practice in China. However, there can be no assurance that such changes in laws, regulations, policies, or practices will not occur in China in the future.

Risks Related to China

China’s economic policies could affect our business.

        Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

        While China’s economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by the government control over capital investments or changes in tax regulations.

        The economy of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, the control of payment of foreign currency- denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

Capital outflow policies in China may hamper our ability to remit income to the United States.

        The People’s Republic of China has adopted currency and capital transfer regulations. These regulations may require us to comply with complex regulations for the movement of capital. Although our directors believe that it is currently in compliance with these regulations, should these regulations or the interpretation of them by courts or regulatory agencies change; we may not be able to remit all income earned and proceeds received in connection with our operations or from the sale of our operating subsidiary to our stockholders.

The fluctuation of the Renminbi may materially and adversely affect your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from this offering of our common stock into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

        Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. Any significant devaluation of Renminbi may reduce our operation costs in U.S. dollars but may also reduce our earnings in U.S. dollars. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

        Since 1994 the PRC has pegged the value of the Renminbi to the U.S. dollar. We do not believe that this policy has had a material effect on our business. There can be no assurance that Renminbi will not be subject to devaluation. We may not be able to hedge effectively against Renminbi devaluation, so there can be no assurance that future movements in the exchange rate of Renminbi and other currencies will not have an adverse effect on our financial condition.

        In addition, there can be no assurance that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy other foreign exchange requirements in the future.

It may be difficult to effect service of process and enforcement of legal judgments upon our company and our officers and directors because some of them reside outside the United States.

        As our operations are presently based in China and some of our key directors and officers reside outside the United States, service of process on our key directors and officers may be difficult to effect within the United States. Also, substantially all of our assets are located outside the United States and any judgment obtained in the United States against us may not be enforceable outside the United States. We have appointed Pingji Lu, our Chairman and Chief Executive Officer, as our agent to receive service of process in any action against our company in the United States.

If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing the U.S. capital markets.

        At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could adversely affect the market price of our common stock and our ability to access U.S. capital markets.

We may face obstacles from the communist system in China.

        Foreign companies conducting operations in China face significant political, economic and legal risks. The political system in China, including a cumbersome bureaucracy, may hinder Western investment.

We may have difficulty establishing adequate management, legal and financial controls in China.

        China historically has not adopted a Western style of management and financial reporting concepts and practices, modern banking, computer or other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors, and assets based in China. Because the Company’s executive officers and directors, including, the chairman of its board of directors, are Chinese citizens, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and or our officers and directors by a stockholder or group of stockholders in the United States. Also, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against it in a United States court.

We may face judicial corruption in the People’s Republic of China.

        Another obstacle to foreign investment in the People’s Republic of China is corruption. There is no assurance that we will be able to obtain recourse, if desired, through the People’s Republic of China’s poorly developed and sometimes corrupt judicial systems.

Risks Related to This Offering

There is no assurance of an established public trading market, which would adversely affect the ability of investors in our company to sell their securities in the public markets.

         Although our common stock trades on the NASD’s automated quotation system (the “NASDAQ Stock Market”), a regular trading market for the securities may not be sustained in the future. Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	change in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the technologies industries generally; and

•	general economic and other national conditions.

The limited prior public market and trading market may cause volatility in the market price of our common stock.

        Our common stock is currently traded on the NASDAQ under the symbol “CHLN.” The quotation of our common stock on the NASDAQ does not assure that a meaningful, consistent and liquid trading market currently exists, and in recent years such market has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies like us. Our common stock is thus subject to volatility. In the absence of an active trading market:

•	investors may have difficulty buying and selling or obtaining market quotations;

•	market visibility for our common stock may be limited; and

•	a lack of visibility for our common stock may have a depressive effect on the market for our common stock.

Our principal stockholders, current executive officers and directors own a significant percentage of our company and will be able to exercise significant influence over our company.

        Our executive officers and directors and principal stockholders together will beneficially own a majority of the total voting power of our outstanding voting capital stock. These stockholders will be able to determine the composition of our Board of Directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over our affairs. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock. See “Principal Stockholders” for information about the ownership of common by our executive officers, directors and principal stockholders.

We do not anticipate paying dividends on our common stock.

        We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future. Our directors intend to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business.

Our common stock could be considered to be a “penny stock.”

        Our common stock could be considered to be a “penny stock” if it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

As of December 3, 2009, our stock is quoted on the NASDAQ Stock Market and has a price of $4.52 per share.

Broker-dealer requirements may affect trading and liquidity.

        Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.

        Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be “penny stock.” Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of our restricted stock in the public marketplace could reduce the price of our common stock.

        From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), subject to certain limitations. The SEC has recently adopted amendments to Rule 144 which became effective on February 15, 2008. Under these amendments, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

        Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities of the same class then outstanding; or

•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

        provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

        Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

THIS OFFERING

        We are registering in this Form S-1 the shares of common stock underlying the 5.0% Senior Secured Convertible Debt and the Warrants.

Common stock outstanding prior to this offering ( on December 3, 2009 )	31,884,969	(1)

Common stock being offered for resale to the public	3,818,275	(2)

Common stock outstanding after this offering	35,703,244	(3)

Percentage of common stock outstanding before this offering that shares being registered for resale represent	11.98%

    (1)   Excludes the 2,021,440 conversion shares we are registering under this Registration Statement in connection with the private placement completed on January 28, 2008.

(2)   Includes both the 2,021,440 conversion shares in connection with the private placement completed on January 28, 2008 and the 1,796,835 shares of common stock to be issued upon the exercise of the warrants pursuant to the Securities Purchase Agreement. Of the US$20 million Convertible Debt, only US$9 million of the debt is convertible into shares of common stock. Based on a conversion price of approximately $5.57 per share, the US$9 million of debt would be convertible into 1,617,152 shares. The total number of the warrants we issued in connection with the placement of the Convertible Debt is exercisable for 1,437,468 shares. We are registering 125% of both the conversion shares (or 2,021,440 shares) and the shares issuable upon the exercise of the warrants (or 1,796,835 shares) for resale as required by the registration rights agreement.

    (3)   Includes the total of shares being registered in the private placement pursuant to the Registration Rights Agreement.

         Total proceeds raised in the offering: We will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received $20,000,000 in gross proceeds from the Investors under the Securities Purchase Agreement. We may also receive some proceeds if any of the selling shareholders exercise their warrants through cash exercise.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The proceeds from the sale of each selling stockholders’ common stock will belong to that selling stockholder. However, we may receive the sale price of any common stock we sell to the selling stockholders upon exercise of outstanding warrants.

         We may also receive proceeds from the issuance of shares of common stocks to the Investors if they exercise their warrants or Notes through a cash exercise. If each of the warrants is exercised through a cash exercise at an exercise price of US $6.07 per share and each note is exercised through a cash exercise price of US $5.57, we estimate that we may receive up to an additional US $8,727,270.72 or US $9,000,000, respectively.

         This prospectus relates to the resale by the selling stockholders of up to 3,818,275 shares of our common stock, per value $0.001 per share, including up to 1,795,835 shares of common stock issuable upon the exercise of common stock purchase warrants. Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. General corporate purposes may include acquisitions, investments, repayment of debt, capital expenditures, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose.

SELLING STOCKHOLDERS

         The following table sets forth the common stock ownership of the selling stockholders as of December 3, 2009. The selling stockholders acquired their securities through a private placement offering which closed on January 28, 2008.

        We will not receive any proceeds from the resale of the common stock by the selling stockholders. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock. Other than as set forth in the following table, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. In addition, the selling stockholders are not registered broker-dealers.

	Number					Percentage
	of	Offered		Aggregate	Number of	Holding
	Shares	Shares	Offered	Number of	Shares	After
	Owned	Underlying	Shares	Shares	Owned	Completion
	Prior to	Convertible	Underlying	Being	After	of
	Offering	Notes	Warrants	Registered	Completion	Offering
Seller	(1)	(2)	(2)	(2)	of Offering	(%)

Whitebox Combined Partners, LP	84,520	262,686	233,498	496,184	84,520		*

Cineasias Partners, LP	21,562	70,953	63,069	134,022	21,562		*

Whitebox Convertible Arbitrage Partners, LP	17,139	56,398	50,132	106,530	17,139		*

DRE Partners, LP	96,781	318,478	283,091	601,569	96,781		*

F Cubed Partners, LP	67,625	210,331	186,961	397,292	67,625		*

Whitebox Hedged High Yield Partners, LP	53,105	174,753	155,336	330,089	53,105		*

IAM Mini-Fund 14 Limited	5,529	18,193	16,172	34,365	5,529		*

Whitebox Intermarket Partners, LP	149,728	480,092	426,748	906,840	149,728		*

Whitebox Special Opportunities Fund Series B Partners, LP	46,072	151,608	134,763	286,371	46,072		*

Pope Investment LLC	137,908	202,144	179,684	381,828	137,908		*

Berlin Income LP	10,750	35,375	31,445	66,820	10,750		*

Berlin Capital Growth	21,127	15,161	13,476	28,637	21,127		*

Eastern Management & Financial LLC	144,447	25,268	22,460	47,728	144,447		*

Total	856,293	2,021,440	1,796,835	3,818,275	856,293	2.69%

(1)	As of December 3, 2009

(2)	We are registering 125% of the shares underlying Convertible Debt and warrants for resale as required by the registration rights agreement

* indicates percentages that are below 1%.

OUR RECENT PRIVATE PLACEMENT

EXEMPTION FROM REGISTRATION.     As described under “Prospectus Summary — About Our Recent Private Placement”, we issued in connection with our private placement senior secured convertible debt and related warrants with an aggregate principal amount of $20 million, in accordance with and in reliance upon the exemption from securities registration afforded by Regulation D, Rule 506 promulgated by the Securities and Exchange Commission (the “SEC” or the “Commission”).

PURCHASE PRICE.     Our senior secured convertible debt and related warrants were offered for an aggregate purchase price of $20,000,000 to be purchased by Investors at the Closing.

NUMBER OF SHARES BEING REGISTERED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT.     The Securities Purchase Agreement provides that the Company shall file with the Commission a registration statement registering the shares of common stock issued in connection with the private placement (the “Registrable Securities”) for unrestricted distribution and public resale by the holders of such Registrable Securities, namely a total of 3,818,275 shares of common stock, including 1,796,835 for shares underlying the warrants.

SENIOR CONVERTIBLE DEBT ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT.     The debt with an aggregate principal amount of $20 million bear initial interest at 5% per annum of the RMB Notional Principal Amount, which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable quarter-annually in lawful money of the United States on each calendar quarter and on the maturity date, in each case in an amount equal to the amount of such interest as expressed in RMB multiplied by the US$/RMB exchange rate as of the applicable interest exchange rate determination date, as set forth on the debt. US$9 million of the debt is convertible into common stock and carry an initial conversion price of US$5.57 per share, which can be increased if certain stock price thresholds are met. Additionally, forced conversion can also occur at the Company’s discretion if certain stock price thresholds are met. Based on a conversion price of approximately US$5.57 per share, the US$9 million of debt would be convertible into 1,617,152 shares. We are registering 125% of the conversion shares, or 2,021,440 shares, in this Registration Statement.

WARRANTS ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT.     Each investor who has been issued a warrant is granted the right to purchase in the aggregate 1,437,467 shares of our common stock. We have agreed to register 125% of this number, or 1,796,835 shares, according to the Registration Rights Agreement. The warrant entitles its holder to one share of our common stock upon exercise. The warrants may be exercised at any time on or after the initial exercise eligibility date of January 28, 2008 to and including February 28, 2013, at an exercise price of US$6.07 per share. The exercise price was negotiated based on the price of the then current underlying common stock of the Company quoted on the OTC Bulletin Board. The number of shares attached to the warrants will be adjusted due to dividends and changes in our capital stock structure.

INDEMNIFICATION.     In consideration of each Investor’s execution and delivery of the Securities Purchase Agreement and its acquisition of the securities hereunder, and in addition to all of the Company’s other obligations under the Securities Purchase Agreement, the Registration Rights Agreement, the warrants, the Convertible Debt and certain security documents, the Company will defend, protect, indemnify and hold harmless each Investor and each other holder of the Securities and all of their shareholders, officers, directors, employees, advisors and direct or indirect investors and any of the foregoing person’s agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by the Securities Purchase Agreement) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith.

CALL OPTION.     At any time, the Company shall have the option to redeem, in its sole and absolute discretion, up to 55% of the face amount of the Convertible Debt at par (the “Redemption Amount”), plus any accrued and unpaid interest to the redemption date. To make such prepayment, the Company must give written irrevocable notice to the holder of its intent to redeem the Convertible Debt not later than 20 days prior to the redemption date. Such redemption shall be applied to all Convertible Debt, pro rata, based on the respective face amounts thereof.

PIGGYBACK REGISTRATIONS.     If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registration rights are subject to delay or termination under certain circumstances.

MANDATORY REGISTRATIONS

In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company agreed to register within 60 calendar days after closing shares of common stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective no later than the 180th day after the closing date of the transaction. If the Form S-3 is not available at that time, then the Company will file a Registration Statement on such form as is then available to affect a registration of the registrable securities, subject to the consent of the Investors, which consent will not be unreasonably withheld. The Company shall register an amount of common stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Convertible Debt and the exercise of the warrants. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures. The Company is subject to the late registration penalty payment equal to the product of (i) the Investor’s outstanding principal amount and (ii) the quotient obtained by dividing 12% by 360 (the “Late Payments”).

The Company commenced negotiations with the Investors in December 2008 for a waiver for the Late Payments, as the Company and the Investors believed that the registration would become effective within a short period of time. However, as the registration has not become effective as of September 2009, the Company has accrued for the Late Payments. On September 28, 2009, the Company reached a First Amendment (the “Amendment”) with the Investors to settle the Late Payments, in the amount of $2,400,000, by the issuance of 614,290 common stock. The 614,290 common stock was determined by dividing $2,400,000, the total Late Payments up to September 28, 2009, by 95% of the historical volume weighted average price (“VWAP”) of the common stock, as determined by using Bloomberg function VWAP, for the immediate preceding 30 days period. In accordance with the Amendment, the Investors waived any further Late Payments against the Company under the Registration Rights Agreement.

To the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), the Registration Statement will include the registrable securities and such indeterminate number of additional shares of common stock as may become issuable upon conversion of the Convertible Debt and exercise of the warrants (i) to prevent dilution resulting from stock splits, stock dividends or similar transactions, or (ii) by reason of changes in the conversion price of the Convertible Debt or the exercise price of the warrants in accordance with the terms thereof. The number of shares of registrable securities initially included in the Registration Statement will be no less than 125% of the aggregate number of common stock that are issuable upon conversion of the Convertible Debt at the conversion price and exercise of the warrants at the exercise price.

PLAN OF DISTRIBUTION

        The selling stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately-negotiated transactions;

•	short sales that are not violations of the laws and regulations of any state or the United States;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing of options on the shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

        The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

        The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

        The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder can only cover its short position with the securities they receive from us upon conversion. In addition, if such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

        We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

        If the selling stockholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholders and the broker-dealer.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share. As of December 3, 2009, there were 31,884,969 shares of our common stock issued and outstanding.

        Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

        Holders of our common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Our common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

INTERESTS OF NAMED EXPERTS AND COUNSELS

Legal Matters

        Dennis Brovarone, Esq. will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

Experts

Our financial statements as of December 31, 2007 and 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for the period of December 31, 2007, and 2008 appearing in this prospectus and registration statement have been audited by MSCM LLP., independent registered public accountants, as set forth on their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

BUSINESS

Industry Overview

China’s economic growth

China has experienced rapid economic growth in the last 20 years. According to China’s Department of Commercial Affairs, China’s gross domestic product (GDP) achieved an annual growth rate of 17.1 percent from 2004 to 2008. According to the National Statistics Bureau of China, the GDP of China in 2008 was RMB 30.1 billion, up 9.0 percent over 2007. Despite the current global economic crisis, China is expected to achieve relatively good economic growth in the next several years, compared to many other major economies in the world.

Sources: World Economic Outlook database, IMF.

Xi’an: economic growth higher than China

Xi’an served as the capital of China during 13 dynasties (from West Zhou in 1066 BC to Tang in 907 AD) and is well known for its Terracotta Army and other famous historic landmarks. It is now the largest metropolis in northwestern China, and one of the ten largest nationwide. A new wave of economic growth is occurring in tier two cities, and Xi’an has benefitted from the government’s “Go West” policy, which plans to develop Xi’an into a regional economic center.

With this rich heritage as a foundation, today the city’s economic leadership is based on its high-technology, pharmaceutical, military, aerospace, tourism, and advanced education industries. Xi’an recorded a CAGR of 16.0 percent for GDP and a CAGR of 12.3 percent for GDP per capita between 2001 and 2007.

Source: Xi’an Municipal Bureau of Statistics.

Driven by the government’s “Go West” policy and the city’s highly productive workforce, Xi’an has experienced a relatively stronger growth compared with other second-tier cities in 2008. Xi’an’s gross domestic product grew 15.6 percent in 2008, compared with 9.0 percent in 2008 for all of China. Similar to other tier two cities, the historically significant city of Xi’an in northwestern China is experiencing an economic renaissance. Compared to tier one cities, we believe Xi’an will continue its growth momentum in the next few years, and we also expect that its strong economic fundamentals, compared to other tier two cities, will provide a solid foundation for growth in the real estate sector.

Source: The Municipal Bureau of Statistics for the cities shown above.

China Real Estate Industry Factors

Structural long-term growth

China’s real estate sector is in the early stage of a long-term growth cycle, supported by growth in its gross domestic product (GDP), rising demand for housing, and substantial structural changes similar to those of Japan in the early 1970s and Hong Kong of early 1980s. Hong Kong’s property market, for example, increased in value by 8 times between 1980 and 1997, or a compound annual growth rate of about 15 percent, while Japan’s property boom ran for more than 20 years from early 1970s to the early 1990s. There are many fundamental similarities among the growth paths of these three economies.

China’s real estate bull market began more than six years ago. Despite the moderations in growth caused by the global economic weakness, we believe the fundamental structural forces in China support continued growing demand for real estate in China during the next 10 years. The two key industry drivers for this long-term real estate demand in China are the dramatic migration of people from rural to urban areas and the rising disposable income per capita in the cities.

China is continuing its rapid urbanization process. In 2006, there were more than 577 million Chinese living in urban areas, accounting for about 44 percent of total population of about 1.31 billion. According to the National Bureau of Statistics of China, by the end of 2008, China’s urban population had reached 600 million. The State Council of China estimated in 2007 that China’s urban population in 2020 would comprise about 870 million people or about 60 percent of the total population of 1.45 billion.

Another source, the United Nations’ State of World Population 2007, reports that about 18 million people in China are expected to migrate from rural to urban areas each year, and that the urban population would reach about 877 million in the next 10 years.

Sources: The World Bank’s World Development Indicators and National Bureau of Statistics.

Regardless of which projection you prefer, it is reasonable to expect that the migration into urban areas is likely to continue, both because of the potential for higher income and greater wealth accumulation, and because of the evolution of China’s farming toward larger-scale and more efficient methods that require fewer people to do the agricultural work.

With the substantial housing demand created by the structural shift of the migration, the urban real estate market has been thriving, and that long-term trend is expected to continue.

Higher disposable incomes encourage home ownership

Rural dwellers are drawn to cities primarily by the potential of higher incomes and greater wealth, because urban jobs generally pay higher wages and salaries.

The data below from the National Bureau of Statistics of China shows that both disposable income and wealth accumulation are higher for urban dwellers and confirms the economic attractiveness of the migration from rural to urban areas.

Annual per capita disposable income and expenses (RMB)	2002	2003	2004	2005	2006	2007
Urban per capita
Disposable income of urban households	7703.00	8472.00	9422.00	10493.00	11759.45	13786.00
Consumption expenditures of urban households	6030.00	6511.00	7182.00	7943.00	8696.55	9997.50
Net increase in wealth, urban	1673.00	1961.00	2240.00	2550.00	3062.90	3788.50

Rural per capita

Net income of rural households	2476.00	2622.00	2936.00	3255	3587.0	4140.36
Living expenditures of rural households	1834.00	1943.00	2185.00	2555.00	2829	3223.85
Net increase in wealth, rural	642.00	679.00	751.00	700.00	758.00	916.51

Source: The National Bureau of Statistics of China.

China real estate: Quite warm but still comparatively undervalued

Despite the significant appreciation of property prices in China in recent years, comparative analysis of fundamental factors indicate that prices are still reasonable.

Studies have shown that a key underlying driver for property market growth is per capita GDP. Recent International Monetary Fund studies report that China’s recent property appreciation is supported by strong personal economic growth. When compared using “price per capita GDP” in the U.S. and India, China’s property market appears undervalued. For example, although Shanghai represents the most expensive property market in China, India’s Mumbai (Bombay) has seen real estate prices grow to more than twice those of Shanghai, even though China has higher economic growth.

Growth in second-tier and third-tier markets

Just as the rapid economic growth in eastern China’s large cities has created a healthy demand in the east coast real estate property market in recent years, the economic multiplier effect of economic growth moving from the first-tier cities to the second- and third-tier cities is likely to create increases in growth for the real estate markets in those cities.

In search of lower costs, an educated talent pool, and new markets, multinational corporations have been expanding out of mega cities, like Beijing, Shanghai, and Shenzhen, into neighboring and inland cities.

Intel, for example, has opened a development center in Chengdu, while the Liberty Mutual Group, the U.S. insurance giant, has chosen Chongqing for its Chinese headquarters. Unilever has relocated its Chinese headquarters from Shanghai to the neighboring province of Hefei due to the lower labor and land costs and its strategic location.

The wealth gap is expected to narrow between the first-tier and second-tier cities.

Rising disposable income in the second-tier cities has lured top luxury goods manufacturers, including LVMH Group, to expand aggressively into key second-tier cities. The Chinese government has also been instrumental in stimulating regional growth by designating certain second-tier regions as priority zones. These actions are benefitting Xi’an, the Company’s primary market. Xi’an’s urban disposable income grew 20.1 percent in 2008.

Source: The Municipal Bureau of Statistics for the cities shown above.

Xi’an Real Estate Market Factors

City of Xi’an: first class in the second tier

As the ripple effect of economic growth continues to permeate second-tier cities and create a healthy environment for real estate development, leading indicators are signaling continuing moderate growth in local property markets.

Source: Xi’an Municipal Bureau of Statistics.

Growth factors include the transition of certain industries to higher value-added business, especially high-technology and services, rising GDP per capita (shown above), increasing foreign investments, and expanding foreign retailing and hotel operations. In addition, concerted efforts by the local governments to create clear strategies, institute attractive policies, and invest in the necessary infrastructure are all focused on creating favorable investment environments in their cities.

The city of Xi’an has demonstrated all of these characteristics.

Transformation and urbanization

Xi’an served as the capital of China during 13 dynasties (from West Zhou in 1066 BC to Tang in 907 AD) and is well known for its Terracotta Army and other famous historic landmarks. With that rich heritage as a foundation, today the city’s economic leadership is based on its high-technology, pharmaceutical, military, aerospace, tourism, and advanced education industries.

Xi’an also is being transformed into a high-tech international city that offers a large and educated work force. The city has China’s third largest university-educated workforce, making it a hotbed for research & development, high-technology manufacturing, and information technology solutions.

Xi’an has begun to attract well-known high-tech companies, including IBM, Applied Materials, Micron Technology, and Infineon. Applied Materials, for example, selected Xi’an for its $255 million phase one R&D center that will design and develop equipment for semiconductor chip manufacturing. In addition, Micron Technology has invested $250 million in Xi’an for packaging and testing of semiconductor chips.

China has announced its intention to become a world-class center for information technology research and development, production, outsourcing, and services to rival and perhaps surpass the success of India’s IT industry. Xi’an plays an important role in that effort, having been designated by the government as one of five China Outsourcing Bases. Similar to Bangalore and Hyderabad, the Xi’an government is carving out a niche in IT outsourcing by creating the 400,000 square-meter Xi’an Software Park. The park has already attracted top software and technology companies, including IBM, which is the government’s joint venture partner in creating the software park. Sybase, SPSS, Nortel, Fujouru, and NEC are already operating in the park. The Xi’an government anticipates that the city’s IT outsourcing workforce will grow to 200,000 by 2010.

The Xi’an government has a clear master plan through the year 2020 to foster economic transformation and urbanization. For example, Xi’an is now limiting development in the city’s famous historical Gated Wall City (or Inner Ring), which will be revamped primarily for tourism. The city plans to relocate about 450,000 residents from the Inner Ring to the second, third, and fourth rings of the city and beyond.

One of the most ambitious plans is the development of a new satellite city in the Baqiao district, about 8 kilometers from Xi’an’s center. The Xi’an government is developing the Baqiao district into the “First Water City of the West”, complete with high-end residential properties and hotels, international convention centers, and a high-technology industry center. The new urban area will be home for 900,000 middle-to-upper income residents and for firms in industries that include R&D, services, and high-technology, plus the potential headquarters for the Chinese operations of multinational corporations.

Emerging as an international city

Xi’an’s government has been proactive in enhancing the city’s international image by hosting world class events like the Euro-Asia Economic Forum every second year and the Formula One Powerboat World Championship. In November 2007, Xi’an hosted the Euro-Asia Economic Forum in the Baqiao district, where high level delegates held discussions on economic issues related to energy, finance, tourism, and other cooperative industries. Baqiao is the permanent venue for the Euro-Asia Economic Forum. On October 5, 2007, Xi’an hosted the Formula One Powerboat World Championship on the Ba River near China Housing’s development site.

To attract international tourists, Xi’an is leveraging its famous historical and cultural significance. Xi’an has revamped its tourism infrastructure in numerous ways, including the redevelopment of the famous Terracotta theme park. It also has selected China’s largest construction company to build a RMB 20 billion ($2.5 billion) theme park and a residential and commercial redevelopment project on the grounds of the famous Da Ming Gong Palace that was built 1,300 years ago during the Tang Dynasty.

The city has also revamped its tourism infrastructure to attract international travelers and is drawing large foreign retailers. The big box retailers have entered Xi’an, including Wal-mart, Carrefour of France, and Metro of Germany. Xi’an’s historic mystique and economic potential has also lured top luxury brands, including Louis Vuitton, Gucci, Prada, and Versace to Xi’an.

Attracting world-class investors

Property markets in nearly all of China’s major cities have benefitted from capital investments by major international developers, especially those from Hong Kong. Xi’an is no exception.

Top Hong Kong developer Henderson Land has signed agreements to develop two residential projects in Xi’an. Partnering with Surbana, a unit of Singapore’s Temasek, Henderson plans to develop a 30,000 unit residential project with a GFA of 1.5 million square meters and a budgeted cost of RMB 5 billion. Henderson will develop 1,200 units for its second project with an estimated cost of RMB 1.3 billion. The projects give Baqiao a major vote of confidence because Henderson Land and Temasek are two of the leading property developers and investors in Asia. With developments adjacent to China Housing’s site, Henderson & Temasek’s second project should benefit China Housing’s JunJing II residential project. Because China Housing’s land was acquired at a substantially lower cost, China Housing expects healthy margins from the JunJing II project when the construction is finished.

Prices catching up to fundamentals

Good demographic and economic factors, including emerging high-tech industries and increasing foreign capital inflow, bode well for Xi’an’s future growth.

In 2007, the average urban living area per person was 23.4 square meters  in Xi’an, slightly higher than China’s urban average of 22.6 square meters per person in the same year. Xi’an has announced plans to increase the average living area per person to 31.1 square meters by 2020, which will require an additional 130 million square meters of new development by 2020. That growth target is already creating significant opportunity for property developers.

Despite the solid economic growth and rising housing demand, real estate prices in Xi’an are still less than half of those in the mega cities such as  Shanghai, Beijing, and Shenzhen. As shown below, land appreciation since 2001 is lower than the national average and the gap of property appreciation between Xi’an and tier-one cities has widened since 2002.

Sources: National Bureau of Statistics and E-House China Real Estate Research Institute, Xi’an Branch.

Xi’an: Growing, leading, and still affordable

The central government’s “Go West” policy has designated Xi’an as the regional economic center of western China. To further encourage western China’s development, the central government has planned to establish the Central Shanxi Plain Economic region that will help enable the free flow of people, skills, capital, and trade among the western provinces. Xi’an, as the economic center of the west, will play a unique leadership role among the western tier-two cities.

Despite its role as the economic center of the west, compared with other tier-two cities, shown below, Xi’an’s new-property price appreciation since 2002 is relatively modest, making Xi’an still a very affordable city.

Sources: E-House China Real Estate Research Institute.

2008 and Early 2009 Xi’an market update

In 2007, China experienced the highest rise in residential property prices in the world. The first half of 2008, however, saw a marked slowdown. The housing price index for 70 major cities rose 7 percent in July 2008 from July 2007, the smallest increase yet in 2008, following by a decline in those 70 cities in the fourth quarter of 2008.

The real estate sector in Xi’an was influenced by that broader market decline, with both prices and volume in Xi’an falling in the fourth quarter 2008. Given the global economic uncertainty, we believe many consumers chose to delay their new housing decisions until the falling prices stabilized.

The Xi’an real estate market warmed in January and February 2009, with consumers apparently sensing that it was time to buy. Both sales volume and prices were up as illustrated below.

Residential pre-sales volume, measured by per square meter sold in the January-February 2009 period, increased 5.9 percent from the same two-month period of 2007, perhaps indicating that the outlook for the Xi’an housing market may be improving.

Residential pre-sales average price per square meter increased by 4.5 percent in January and by 7.0 percent in February 2009 compared with January and February of 2008.

China Housing’s pre-sales volume and prices in January and February 2009 were up over the same periods of 2007, as well.

While the volume and price increases in January and February are good news, it is still too early to determine if the increases were caused by a temporary release of pent up demand or by a sustainable upturn in the Xi’an housing market.

Sources: E-House China Real Estate Research Institute, Xi’an Branch.
February 2007 and January 2008 reflect the holiday Lunar

New Year and Spring Festival periods in China.

Sources: E-House China Real Estate Research Institute, Xi’an Branch.

Economic and Industry Stimulus Programs of 2008 and early 2009

Xi’an’s real estate stimulation in 2008

To stimulate its housing market, in August 2008, the Xi’an municipal government announced a series of favorable new policies to encourage the growth of its housing market by making homes more available and more affordable for Xi’an citizens and by providing support and improvements for real estate developers.

The Xi’an municipal government’s new policy consists of three broad actions, which will be in effect through the end of 2009. First, the Xi’an government is providing subsidy discounts to consumers for housing purchases that will vary primarily by the size of the home. Buyers will receive subsidized discounts on their home purchase prices, with a 1.5 percent subsidy on apartments less than 90 square meters, a 1.0 percent on medium-sized homes, and a 0.5 percent for apartments larger than 144 square meters.

Second, the Xi’an city government is relaxing qualifications for residential housing loans, increasing the total RMB available for each loan, and reducing the interest rates on the loans.

And third, real estate developers will be able to receive subsidies and supports on loans and land rights purchases, plus reductions in fees and taxes, and will also benefit from streamlined project planning, approval, and oversight processes by the city.

China’s 4 trillion RMB stimulation package of 2008

In response to the global financial crisis, the People’s Republic of China announced a 4 trillion RMB stimulation program on November 27, 2008. Subsequently, on March 6, 2009, the National Development and Reform Commission Director, Mr. Zhang Ping, announced a reshaping of that economic stimulus package that retained the investment total of 4 trillion RMB but adjusted its focus. Within the 4 trillion RMB package, about 400 billion RMB will go toward civil works, including low-income housing and renovation. Two additional categories (technology advances & industry restructuring for 370 billion RMB and infrastructure for 1.5 trillion RMB) are also expected to benefit Xi’an’s industries, and therefore further support demand in the city’s real estate market.

Source: Zhang Ping, National Development and Reform Commission, press conference, March 6, 2009.

China’s 10-industry stimulation of 2009

On February 26, 2009, China’s State Council reinforced China’s 2008 stimulation package by further measures to stimulate specific industries in 2009. The industries include automobile, iron and steel, textiles, equipment manufacturing, shipbuilding, electronics and information technology, petrochemicals, light industries, nonferrous metals, and logistics.

Cautionary disclaimer

Although the individuals and governments around the world hope that government stimulation efforts will have the desired effects, the global economy and global financial markets have not yet stabilized, so the true effects of these and perhaps additional stimulation efforts by local, provincial, and national governments in China, as well as by other countries, remain unknowable at the moment.

OUR COMPANY

We were incorporated in the state of Nevada on July 6, 2004, as Pacific Northwest Productions Inc. On April 21, 2006, we entered into and closed a share purchase agreement with Xian Tsining Housing Development Co., Ltd., a corporation formed under the laws of the People’s Republic of China, and each of Tsining’s shareholders. Pursuant to the Agreement, we acquired all of the issued and outstanding capital stock of Tsining from the Tsining shareholders in exchange for 2,000,000 shares of our common stock. On May 4, 2006, we changed our name to China Housing & Land Development, Inc.

On March 9, 2007, we entered into a Shares Transfer Agreement with the shareholders of Xi’an New Land Development Co., Ltd. (“New Land”), pursuant to which we have acquired 32,000,000 shares of New Land, constituting 100% equity ownership of New Land. The total purchase price for the shares acquisition is 270 million Renminbi, estimated to be approximately US$34 million at the current currency exchange rate which is subject to change. The total purchase price includes the initial cash payment of 5 million Renminbi, estimated to be approximately US$610,000, payable within 20 days after the signing of the Shares Transfer Agreement, an additional cash payment of 57 million Renminbi, estimated to be approximately US$7.2 million, payable within 30 days after the Registrant has received a satisfactory audit report of New Land, and the issuance of 10% promissory note of the aggregate amount of 208 million Renminbi, estimated to be approximately US$26.2 million, with a maturity date of January 30, 2009. As of June 30, 2009, the remaining balance of the note and its interest totaling amounted to $6,929,469 and New Land’s original shareholders have agreed to extend the maturity date to December 31, 2009.

Project under construction

Project Name	Type of Projects	Actual or Estimated Construction Period	Actual or Estimated Pre-sale Commencement Date	Total Site Area (m2)	Total Gross Floor Area (m2)	Sold GFA by September 30, 2009 (m2)
JunJing II phase one	Multi-Family residential & Commercial	Q3/ 2007 - Q3/2009	Q2/2008	39,524	136,012	111,463

JunJing II phase two	Multi-Family residential & Commercial	Q2/2009 - Q2/2011	Q3/2009	29,800	112,556	26,062

Puhua Project	Multi-Family residential & Commercial	Q2/2009 - Q3/2014	Q4/2009	195,582	610,000	-

Project name	Total Number of Units	Number of Units sold by September 30, 2009	Estimated Revenue (million)	Contracted Revenue by September 30, 2008 (million)	Recognized Revenue by September 30, 2009 (million)
JunJing II phase one	1,182	1,077	95.6	68.5	66.5

JunJing II phase two	1,015	244	94.1	19.1	9.8

Puhua Project	5,000	-	700.0	-	-

JunJing II: JunJing II is located at 38 East Hujiamiao, Xi’an, with total GFA about 248,568 square meters. It is the first Canadian style residential community with “green and energy-saving” characteristics, and won the “National Energy Saving Project.” The project is divided into 2 phases, namely JunJing II phase one and JunJing II phase two. We started the construction of JunJing II phase one in the third quarter of 2007 and started the presale campaign in the second quarter of 2007.

As of September 30, 2009, our customers have signed pre-sale purchase agreements for apartments with purchase prices totaling $68.5million, of which we have recognized $66.5 million in revenues, based on the percentage of completion method of accounting.

The construction of Phase Two commenced in the second quarter of 2009 and pre-sales started within the same quarter. As of September 30, 2009, the contract revenue for Phase Two is $ 19.1 million, of which we have recognized $ 9.8 million in revenues. Revenue will continue to be recognized as construction advances.

For JunJing II and Puhua projects approximately $8.7 million of pre-sale payments were booked as advances from costumers and will be recognized as revenues as construction advances.

Puhua: The Puhua project, the Company’s 79 acre joint venture located in the Baqiao project, has a total land area of 192,582 square meters and an expected gross floor area of approximately 610,000 square meters. In November 2008, the Company entered into an agreement with Prax Capital China Real Estate Fund I, Ltd., to form a joint venture. The joint venture was formed in late 2008, subject to certain conditions and approvals, which have been satisfied. Prax Capital Real Estate Holdings Limited invested US$29.3 million in cash in the joint venture, the joint venture acquired the land use rights early in the first quarter of 2009, and the joint venture is proceeding with the project.

The construction of the Puhua project began in June 2009. The whole project, which consists of four phases, is expected to be completed in the third quarter of 2014, with estimated revenues of $700 million. The Company began accepting pre-sale contracts for units in the Puhua Phase One project on October 24 th . During the inaugural sales weekend, the Company sold 133 out of 192 residential units made available with a total gross floor area ("GFA") of approximately 16,388 sq. meters. The contract amount for the units sold totaled $10.53 million and included residential space within a high-rise building, a mid- rise building and three garden homes.

Projects under planning and in process

Project name	Type of Projects	Estimated Construction Period	Estimated Pre- sale Commencement	Total Site Area (m2)	Total GFA (m2)	Total Number of Units
Baqiao New Development Zone	Land Development	2009- 2020	N/A	N/A	N/A	N/A
JunJing III	Multi-Family residential & Commercial	Q4/2009 - Q4/2011	Q1/2010	8,094	47,586	434
Park Plaza	Multi-Family residential & Commercial	Q3/2010 - Q4/2014	Q4/2010	44,250	180,000	2,000
Golden Bay	Multi-Family residential & Commercial	Q4/2010 - Q4/2014	Q1/2011	146,099	378,887	N/A

Baqiao New Development Zone:  On March 9, 2007, we entered into a Shares Transfer Agreement with the shareholders of Xi’an New Land Development Co., Ltd. (New Land), under which the Company acquired 32,000,000 shares of New Land, constituting 100 percent equity ownership of New Land. This acquisition gave the Company the exclusive right to develop and sell 487 acres of land in a newly designated satellite city of Xi’an. We believe this represents a major growth opportunity for the Company.

Xi’an has designated the Baqiao District as a major resettlement zone where the city expects 900,000 middle to upper income people to settle. The Xi’an government intends to generate a success similar to that created by Pudong for Shanghai, which has resulted in new economic opportunities and provided housing for Shanghai’s growing population.

The Xi’an municipal government plans to invest 50 billion RMB (over $6 billion) in infrastructure in the Baqiao New Development Zone. The construction of a large-scale public wetland park is well underway; it will embellish the natural environment adjacent to China Housing’s Baqiao project.

Through its New Land subsidiary, China Housing sold 18.4 acres to another developer in 2007 and generated about $24.41 million in revenue.

In 2008, we established a joint venture with Prax Capital Real Estate Holdings Limited (Prax Capital) to develop 79 acres within the Baqiao project, which will be the first phase of the Baqiao project’s development. Prax Capital invested $29.3 million cash in the joint venture. The project is further described in Puhua section below.

After selling 18.4 acres and placing 79 acres in the joint venture, about 390 acres remained available for the Company to develop in the Baqiao project.

JunJing III: JunJing III is near our JunJing II project and the city expressway. It will have an expected total gross floor area of about 47,586 square meters. The project will consist of 3 high rise buildings, each 28 to 30 stories high. The project is targeting middle to high income customers who require a high quality living environment and convenient transportation to the city center. We plan to start construction during the fourth quarter 2009 and expect pre-sales to begin during the first quarter of 2010.The total estimated revenue from this project is about $46 million.

 Park Plaza: In July 2009, the Company entered into a Letter of Intent to acquire 44,250 square meters of land in the center of Xi'an for the Park Plaza project. The Company intends to develop a large mid-upper income residential and commercial development project on this site, with a gross floor area of 180,000 square meters. The four-year construction of Park Plaza is expected to begin in the fourth quarter 2010. We anticipate accepting pre-sale purchase agreements in the second quarter of 2010, and revenues from pre-sale agreements will be begin to be recognized when all revenue recognition criteria have been met. The total revenue from Park Plaza is estimated to be $206 million.

Golden Bay: The Golden Bay project is located within the Baqiao project, with a total gross floor area of 378,887 square meters. The Golden Bay project will consist of residential buildings as well as a commercial area. Construction is anticipated to begin in the fourth quarter of 2010, and we expect to begin accepting pre-sale purchase agreements in the first quarter of 2011. Revenue will be recognized when all revenue recognition criteria have been met.

Completed Projects with units available for sale

Project name	Type of Projects	Completion Date	Total Site Area (m2)	Total GFA (m2)	Total Number of Units	Number of Units sold by September 30, 2009
Tsining Home IN	Multi-Family residential & Commercial	Q4/2003	8,483	30,072	215	213
Tsining-24G	Hotel, Commercial	Q2/2006	8,227	43,563	773	745
JunJing I	Multi-Family residential & Commercial	Q3/2006	55,588	167,931	1,671	1,564

Tsining Home IN: 88 North Xingqing Road, Xi’an. Located near the city center, the Home IN project consists of 215 two and three bedroom western-style apartments. Total construction area is 30,072 square meters. The project, completed in December 2003, generated total sales of $12.79 million.

Tsining-24G: 133 Changle Road, Xi’an. 24G is a redevelopment of an existing 26 floor building, located in the center of the most mature and developed commercial belt of the city. This upscale development includes secured parking, cable TV, hot water, air conditioning, natural gas access, internet connection, and exercise facilities. This project was awarded “The Most Investment Potential Award in Xi’an city” in 2006, Its target Customer were white-collar workers, small business owners and traders, entrepreneurs. Total area available for residential use was 43,563 square meters, covering 773 one to three bedroom serviced apartments. The project started construction in June 2005 and was completed in June 2006. Sales totaled $41.68 million.

Tsining JunJing Garden I: 369 North Jinhua Road, Xi’an. It is the first German style residential & commercial community in Xi’an, designed by the world-famous WSP architectural design house. Its target Customer is local middle income families. The project has 15 residential apartment buildings consisting of 1,671 one to five bedroom apartments. The Garden features secured parking, cable TV, hot water, heating systems, and access to natural gas. Total GFA available was 167,931 square meters. JunJing Garden I was also a commercial venture that houses small businesses serving the needs of JunJing Garden I residents and surrounding residential communities. The project was completed in September 2006 and generated total revenue $50.38 million.

MARKETING

Similar advertising methods are used for both commercial and residential marketing initiatives. Local television, billboards, internet, and radio advertising are all utilized to reach our target demographic. A sales force is on-site to handle all prospective customer inquiries.

LAND USE RIGHTS

The supply of land is controlled by the government. There are generally three ways in which we acquire land.

•	Purchase by auction held by the Land Consolidation and Rehabilitation Center;

•	Purchase by auction held by court under bankruptcy proceedings;

•	Merger with or acquisition of a state-owned enterprise that controls developable land.

All such purchases of land are required to be reported to and authorized by the Xian Bureau of Land and Natural Resources.

As for other suppliers of design and construction services, we typically select the lowest-cost provider through an open bidding process. Such service providers are numerous in China and we foresee no difficulties in securing alternative sources of services as needed.

INTELLECTUAL PROPERTY

We currently have no registered intellectual property.

SEASONALITY

Our business is not seasonal.

RESEARCH AND DEVELOPMENT

We have not had any material research and development expenses over the past three years. Due to the characteristics of the housing and land development industry, “R&D” primarily consists of marketing study. The funding of our marketing study comes from our operating cash flow and the expenses have not been material.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

To date, we have been compliant with all registrations and requirements for the issuance and maintenance of all licenses required by the applicable governing authorities in China. These licenses include:

•
“Qualification Certificate for Real Estate Development” authorized by the Shaanxi Construction Bureau, effective from December 20, 2006 to December 20, 2009. License No: JianKaiQi (2006) 603. The housing & land development process is regulated by the Ministry of Construction and authorized by the local offices of the Ministry. Each development project must obtain the following licenses:

•	“License for Construction Area Planning” and “License for Construction Project Planning”, authorized by Xian Bureau of Municipal Design;

•	“Building Permit” authorized by the Committee of Municipal and Rural Construction;

After construction is complete, the project must obtain a validation certificate and there are various standards that must be met to obtain this certificate. These standards are regulated by Local Ministry of Construction Bureau.

Housing and land development sales companies are regulated by the Ministry of Land & Natural Resources and authorized by the local office of the Ministry. Each project also has to be authorized and must obtain a “Commercial License for Housing Sale” from the Real Estate Bureau.

COMPETITION

The real estate development business in China is organized into four levels under the structure of the “Qualification Certificate for Real Estate Development Enterprise.” The starting level is Level 4 (see table below). Dependent upon its registered capital, the number of years of industry experience, the area of land it has developed and its safety record, a company may climb the scale to participate in larger projects. However, only one level may be ascended per year.

	Registered Capital (million)		Experience (years)	Developed Are (square feet)	Other	Time for license to be authorized
Level 1	US$	6.25	5	3,229,278	No
Level 2	US$	2.5	3	1,614,639	Severe	20 Days
Level 3	US$	1	2	538,213	Accident
Level 4	US$	0.125	1	N/A

On the national level, there are numerous Level 1 companies that have real estate projects across China (to develop in multiple regions a Level 1 status is required). There are 79 housing and land development companies listed on the Shanghai, Shenzhen and Hong Kong Stock Exchanges. However, such companies usually undertake large scale projects and are unlikely to compete with us for business as we target small to medium size projects.

We had gained Level 1 status under the China Ministry of Construction licensing policy in December 20 2006. Typically, the housing and land development industry is a regional business with mostly local players competing with us for small to medium size projects. In Xian the direct competition includes Xian Hi-Tech Industrial District Real Estate Development Co. Ltd. (Level 1), the largest real estate developer in Xian and in the top five for Northwest China, (Tiandiyuan: 600665, Shanghai Exchange). This company generally undertakes larger scale projects. This company is a state-owned enterprise established in May 1991. The company is now operating four projects in Xian with a total construction area of 14,598,191 square feet.

We are aware of two privately owned companies in Xian which may be considered to be direct competitors in the small to medium sized project sector:

Xian Yahe Real Estate Development Co. Ltd. (Level 2) Established in 1993, this company has a development portfolio of six projects with a total construction area of 5,279,860 square feet. These projects are mainly in North Xian. The company has a similar profile to Tsining, however, since it is headquartered in North Xian, a relatively less desirable area, the marketability and price of its projects are not as high as Tsining developments. Moreover, while the cost of development is similar to other areas of the city, the selling price of property is lower than the Xian average.

Xian Yanta District Rural & Urban Construction Development Company (Level 2) A state-owned enterprise established in 1985. It has five projects developed with a total construction area of 7,212,055 square feet. It has two projects currently under development with a total construction area of 1,340,258 square feet. Since the company is controlled by the Xian Yanta District Government most of the company’s developments are municipal reform projects in the Yanta District.

We are the third-ranked housing and land development company in Shaanxi Province and ranked as the number one private housing and land development company in Xian (ranking assigned in 2005 by the China Enterprise Confederation and China Enterprise Directors’ Association). We are also an “AAA Enterprise in the Shaanxi Construction Industry” as recognized by the Shaanxi Province Enterprise Credit Association, which is consisted by 27 banks and financial institutes. Our principal methods of competition include lower price and high quality of construction standard and services. We engage in large scale real estate development so that we can build and offer to sell on an economic scale.

Employees

As of December 2, 2009, we had 573 employees, including 38 in China Housing and Land Development, inc, 29 in Tsining, 5 in New Land, 30 in Puhua and 473 in Xinxing Property Management.

We believe we have a good working relationship with our employees. We are not a party to any collective bargaining agreements. At present, no significant change in our staffing is expected over the next 12 months, except for our acquisition of the property management company we acquired in January 2009. All employees are eligible for performance-based compensation.

MARKET FOR CHINA HOUSING & LAND DEVELOPMENT, INC.’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on NASDAQ under the symbol CHLN. The following table shows, for the periods indicated, the high and low trading prices for our common stock as reported by the National Quotation Bureau, Inc., from the second quarter of 2006 through May 15, 2008 when our stock traded on the OTC Bulletin Board, and as reported by NASDAQ from May 16, 2008 onward.

High & Low Stock Price	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2009
High	1.86	5.76	6.41
Low	1.02	0.78	3.35
2008
High	6.10	5.65	4.25	2.33
Low	3.30	3.80	1.85	0.75
2007
High	3.85	5.20	5.00	8.20
Low	2.00	3.15	3.20	4.25
2006
High	N/A	4.25	3.75	3.10
Low	N/A	3.50	1.70	1.55

On December 3, 2009, the closing price of our common stock was $4.52.

As of December 3, 2009, there were approximately 210 shareholders of record of our common stock, excluding shareholders who have their shares held in street name (by their stock brokerage firms).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

        The company is subject to the following market risks, including but not limit to:

General Real Estate Risk

There is a risk that the company’s property values could go down due to general economic conditions, a weak market for real estate generally, or changing supply and demand. The company’s property held for sale value, approximately $108 million at the end of September 2009, may change due to market fluctuations. Currently, it is valued at its cost which is significantly below the market value.

Risk Relating to Property Sales

The company may not be able to sell a property at a particular time for its full value, particularly in a poor market.

Foreign Currency Exchange Rate Risk

The company is doing all its business in P.R. China. All the revenue and profit is denominated in RMB. When RMB depreciates, it may adversely affect the company’s financial performance. Specifically, since the company’s recent $20 million senior Convertible Debt interest payment is denominated in US dollars, the depreciation of RMB may incur additional cost to its financial cost.

MANAGEMENT

Directors and executive officers

        Below are the names and certain information regarding our executive officers and directors.

Name
First	Last	Age	Title
Pingji	Lu	57	Chairman
Xiaohong	Feng	43	Chief Executive Officer and Director
Jing	Lu	29	Chief Operating Officer & Board Secretary
Michael	Marks	36	Independent Director
Carolina	Woo	68	Independent Director
Albert	McLelland	50	Independent Director
Suiyi	Gao	54	Independent Director
Cangsang	Huang	31	Chief Financial Officer and Director

Officers are elected annually by the Board of Directors, at the Company’s annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors

Mr. Pingji Lu, Chairman

Mr. Pingji Lu, 57, has served as the Chairman of the Board of Directors and Chief Executive Officer since joining the Company in September 1999. In addition, Mr. Lu was the founder of Lanbo Financial Investment Company Group Limited, where he was the Chairman of the Board and Chief Executive Officer from our formation in September 2003 until it’s merger with Lanbo Financial Group, Inc., when Mr. Lu served as the Chairman of the Board and Chief Executive Officer of Lanbo Financial Group, Inc. until December 2005. Prior to that Mr. Lu was the Chairman of the Board and Chief Executive Officer of Xian Newstar Real Estate Development Co., Ltd. from 1998 and previously served as General Manager from 1992 to 2003. From February 1968 to December 1999, Mr. Lu held various positions in the Chinese military, including soldier, Director of Barrack Administration, supervisor, and Senior Colonel. Mr. Lu is member of the Enterprise Credit Association of Shaanxi Province. Mr. Lu graduated from Xi’an Army College with a major in architectural engineering. On January 12, 2009, Mr. Lu resigned as Chief Executive Officer but has remained as Chairman of the Company.

Mr. Xiaohong Feng, Chief Executive Officer & Director

Mr. Xiaohong Feng, 43, has been Chief Operating Officer and a Board Member of the Company since joining in January 2003. In addition, Mr. Xiao Feng was a director of Lanbo Financial Group, Inc. from November 2004 until December 2005. Previously Mr. Feng served as President and a director of Xian Newstar Real Estate Development Co., Ltd. from 2003 to 2004. From June 1996 to December 2002, Mr. Feng was general manager and president of Xi’an Honghua Industry, Inc. He is a member of the China Architecture Association, vice-president of Shaanxi Province Real Estate Association, and vice director of Xi’an Decoration Association. Mr.Feng received an M.S. of Architecture Science from Xi’an Architecture & Technology University in 1990. On January 12, 2009, Mr. Feng was appointed as Chief Executive Officer of the Company.

Mr. Cangsang Huang, Chief Financial Officer and Director

Mr. Huang most recently served as Assistant CFO of the Company, a position he had held since October 2008, a director since October 2009. Mr. Huang worked at Cantor Fitzgerald from 2006 and played an active role in several public financings for companies in the transportation/shipping sectors as well as several U.S. listed publicly-traded Chinese companies.  Since 2007, Mr. Huang worked for Merriman Curhan & Ford Inc. followed by Collins Stewart LLC.  He helped set up Merriman and Collins Stewart’s China banking practice and participated in several China related financing transactions, including General Steel (NYSE: GSI) and FUQI International (Nasdaq: FUQI).  From 2001 to 2004, Mr. Huang worked in Guangzhou, China with China Communication Construction Company Limited (1800.HK) as a project manager where he provided financial advisory services to both private and state-owned companies and participated in multiple multi-billion RMB infrastructure projects. Mr. Huang graduated from Shanghai Maritime University with a degree in transportation economics and has a Master’s degree in Statistics from Columbia University. Mr. Huang is a CFA Level III candidate and has his NASD Series 7 & 63 licenses.

Ms. Jing Lu, Chief Operating Officer, Board Secretary

Ms. Lu, age 29, was elected to her current position on January 12, 2009. She previously served as Vice President of the company from 2004 through 2008. Ms. Lu continues to serve as Board Secretary, which she has done since 2004, and is the company's primary spokesperson with investors and security analysts. She received her Master’s degree from King's College in London in September 2004. Ms. Lu is the daughter of Mr. Pingji Lu.

Ms. Carolina Woo, Independent Director

Ms. Carolina Woo, 68, servers as independent Director of our Company on October 10, 2007. She is currently the owner of CW Group, a consulting firm focused in real estate development, planning and design. Ms. Woo is also a member of the Board of Trustees of the Rhode Island School of Design. Previously, Ms. Woo worked at Skidmore, Owings & Merrill LLP (SOM) beginning in 1969, and retired as a partner of the international architecture-engineering office of SOM where she served as the President of SOM International Ltd. with overall responsibility for SOM’s work in China, Hong Kong, Taiwan, and the Asia-Pacific region. Ms. Woo received her Master’s Degree from Columbia University Graduate School of Business and her Bachelor’s Degree in Architecture from the Road Island School of Design.

Mr. Michael Marks, Independent Director

Mr. Michael Marks, 36, has served as independent Director of our Company on October 10, 2007. Until December 2007 he was a managing director and principal of Sonnenblick Goldman Asia Pacific Limited, a firm that provides advisory services in real estate investments. Mr. Marks is also the President and Director of Middle Kingdom Alliance Corp., a special purpose acquisition corporation listed on Over-the-Counter Bulletin Board. Previously, Mr. Marks served as a director of Horwath Asia Pacific from January 2002 to December 2005 and was the Chief Executive Officer and Director at B2Gglobe (Pty) Limited from May 2001 to December 2002. Mr. Marks received both Bachelor’s and Master’s Degrees in Commerce from the University of the Witwatersrand in Johannesburg, South Africa in 1994 and 1997, respectively, and also received a Bachelor’s Degree in Psychology from the University of South Africa in 1998. In 1997, Mr. Marks qualified as a Chartered Accountant in South Africa, and in 1999 as a Fellow of the Association of International Accountants in the United Kingdom.

Mr. Suiyin Gao, Independent Director

Mr. Suiyin Gao, 54, servers as independent Director of our Company on October 10, 2007. He has over 30 years experience in human resource and management consultant area. Mr. Gao is currently the head of the Shaanxi Senior Talent Office, which is affiliated with Shaanxi Provincial government and focused on corporation management, consultation and human resources services. Mr. Gao is the founder and chairman of Shanxi management Member Club, one of the largest manager clubs in Shanxi province. Mr. Gao is currently an independent director of six enterprises, and also acted as senior consultant for more than twenty enterprises. Previously, Mr. Gao worked)government since 1973. In 1998, Mr. Gao received his degree in Master of Business Administration from Northwest University in China.

Mr. Albert McLelland, Independent Director

Mr. Albert McLelland began serving as an independent director in February 2009. He also serves as the Chairman of the Board's Audit Committee. Mr. McLelland has been Senior Managing Director of AmPac Strategic Capital LLC since 2003. He is also a founder and Managing Director of AmPac-TDJ LLC. Prior to founding AmPac Strategic Capital, Mr. McLelland was responsible for the day to day cross-border transactions practice of PricewaterhouseCoopers’ Financial Advisory Services. Mr. McLelland has extensive investment and merchant banking experience, has built two Asian-based financial service firms, and has led the corporate finance department at CEF Taiwan Limited. He began his investment banking career in Public Finance at Shearson Lehman. He holds an M.B.A. degree from the University of Chicago and a Master of International Affairs degree from Columbia University. He completed his undergraduate studies at the University of South Florida and studied Mandarin at the National Normal University in Taiwan. Since September 2008, Mr. McLelland has served as an independent director and Chairman of the audit committee of the Board of Directors for China Fire & Security Group, Inc. On March 9, 2009, Mr. McLelland became an independent director and Chairman of the audit committee of the Board of Directors for Yanglin Soybean, Inc.

The following table sets forth all our independent directors of the Board of Directors and their positions at the Compensation, Nominating and Audit Committees:

Independent Directors	Title	Service in committee

Mr. Michael Marks	Independent Director	Chairman of Compensation Committee; Member of Audit Committee

Ms. Carolina Woo	Independent Director	Member of Audit Committee; Member of Nominating and Governance Committee

Mr. Albert McLelland	Independent Director	Chairman of Audit Committee; Member of Compensation Committee

Mr. Suiyin Gao	Independent Director	Chairman of Nominating and Governance Committee; Member of Compensation Committee

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The primary objective of our executive compensation program is to attract and retain an excellent management team that has key attributes such as business acumen, industry experience, personal integrity, the ability to recognize and make the most of the talent within the Company, and is motivated to work as a team and achieve results. A further objective of our compensation program is to provide incentives and reward each member of the management team for their contribution. In addition, we strive to promote an ownership mentality among key leadership and the Board of Directors.

Currently, all our executive officers’ compensation package is basically comprised of two parts, Annual Salary Plan (“ASP”) and Share Incentive Plan (“SIP”). The ASP is designed by our HR department and approved by our compensation committee. The ASP includes an annual targets agreement signed between executive officers and the company at the beginning of every year and the HR department will measure how many targets have been met during the covered period. At the end of every year, our HR department will provide a measure score report and obtain approval from our Compensation committee for overall bonuses distributable for the covered period. Besides the ASP, we have a separate SIP, 2007 Stock Incentive Plan (the 2007 Plan) outstanding, which sets up total number of stock available for distribution for fiscal year 2007 and thereafter. The 2007 Plan was approved in 2007 and the individual’s entitlement was not approved until July 2, 2008.

ASP:

The key elements of ASP for the executive officers are a base monthly salary, a monthly bonus and a annual bonus paid in cash and/or in shares of the Company’s common stock according to each executive officer’s employment agreement.  The Company’s salary and bonus has been paid in cash (except Mr Xin, former CFO’s package which contains shares of common stock for ASP) in the past.

At the beginning of every year, our HR department signs an annual target agreement with each executive officer which sets forth the major targets that need to be met during that year and at the beginning of each month, a monthly target agreement that includes the major targets during that month will be signed with each executive officer also. HR department will perform the monthly and annual performance measurement based on the month and annual target agreements and give out corresponding measure score. Our compensation committee approves the annual target agreement.

Our compensation program is designed to reward performance. The base salary is paid to provide for basic living expenses and bonuses are paid to reward performance. The amount of the payment has been determined based on work performance, importance of position and individual credentials. The guidance for the executive officers’ performance evaluation and performance assessment has been set forth in the Company’s Guidelines for Performance Evaluation and Performance Assessment Rule (the “Guidelines”). The Guidelines were established by the HR and the Compensation Committee from inception of the Company and has been revised and updated annually. Our compensation elements are a business decision under the supervision of the Compensation Committee which evaluates the effectiveness of such elements on an annual basis, and are set forth in the Guidelines.

Based on the Guidelines, the general principle for executive compensation is that annual compensation equals (monthly base salary + monthly bonus) * 12 + annual bonus. Annual compensation is a fixed amount determined by the Compensation Committee at the beginning of the year based on the business operation condition, market and individual positions and capabilities. Every month, each individual is paid a certain amount of base and monthly bonus, which, for 12 months, constitutes 40-60% of the total annual compensation (the percentage is determined by the amount of annual compensation under ASP ; the smaller the amount is, the bigger the percentage will be allocated). The rest of the compensation, based on the performance evaluation at year end, will be paid to executive officers all at once.

The monthly base salary is the minimum amount of salary permitted by the Chinese labor and employment law.  Because the Compensation Committee understands that it is not sufficient to cover the basic life expenses of the executive officers and keep them motivated, the monthly bonus is paid to complement the base salary. However, the ability to keep the monthly bonus depends on whether the executive officers can meet their monthly performance targets.  If the required performance targets have not been accomplished, the monthly bonus already paid to the executive officers will be recouped to the Company. As a result, the so-called “monthly bonus” is in fact a contingent part of salary which can be taken away by the Company at year end. The annual bonus is the bonus we pay for those who meet their annual performance targets.  It is unrelated to the monthly bonus and once awarded, cannot be taken away. The salary, plus the bonus at year end, may exceed the annual compensation fixed at the beginning of the year if certain performance targets significant to the Company have been accomplished pursuant to the principles of the Guidelines.

SIP:

Currently we have one SIP approved and outstanding, the 2007 Plan, which was approved in July, 2007. The detailed performance goal for eligible executive officers under the plan for fiscal year 2007 was reviewed and approved by our Board of Directors on July 2, 2008.

The 2007 Plan was proposed by the Board of Directors in early 2007 and was approved by a majority of our shareholders in July 2007. The 2007 Plan covers fiscal year 2007 and 2008 and if the restricted shares were not fully utilized, the 2007 Plan will continue to fiscal year 2009. The total number of restricted shares that may be granted under the 2007 Plan is 1,000,000 shares. However, the Board of Directors and the majority shareholders only approved the maximum aggregate number of 1,000,000 shares that may be issued under the 2007 Plan. The detailed SIP for fiscal year 2007 which specified a performance goal of $16.3 million net profit without stock-based compensation, the calculation formula, the discretionary individual’s performance assessment scores in 2007 and the 750,000 restricted shares to be issued for 2007 performance, calculated in accordance with the Company’s Detailed Implementation Rule for the 2007 Plan, were not reviewed by the Compensation Committee until June 6, 2008, and not approved by the Board of Directors until July 2, 2008. In addition, all employees under the 2007 Plan were notified of the general framework of the 2007 Plan but were not fully aware of the detailed calculation formula and the performance goal for fiscal year 2007 until July 2, 2008. Therefore, July 2, 2008 is considered the grant date.

The 750,000 restricted shares of common stock to members of management vested immediately on July 2, 2008. The Company recognized a $3,000,000 stock based compensation expense for the year ended December 31, 2008, based on the stock price on the grant date.

We are a relatively small company compared to many listed companies with limited resources and management manpower to engage in very sophisticated and complicated executive compensation calculation system. We have to spend our limited management resources on running our business operations rather than trying to achieve a sophisticated compensation system and depend on the business judgment of our compensation committee to make business judgment calls on the overall policies and treatment of executive compensation issues. We engaged an independent compensation advisor in September 1999 but had to terminate the engagement due to cost considerations in October 2007. Before the termination, no substantive services were provided for many years due to non-performance of certain services to be provided by the consultant.

Our Compensation Committee reviews and approves, or in some cases recommends for the approval of the full Board of Directors, the annual compensation for our executive officers. Regarding most compensation matters, including executive and director compensation, our management provides recommendations to the Compensation Committee. Typically, our human resource department recommends to the Compensation Committee of the Board of Directors compensation package proposals based on prevailing compensation standards in our industry, which in turn reviews and approves such proposals. Our Compensation Committee may consult with the executive officers to form consensus on such packages. Our executive officers may discuss any disagreements and needed amendment to such proposals with our Compensation Committee before such proposals are finalized and approved by the Compensation Committee and finally by the entire board. It is a transparent process initiated by the human resource department that makes such recommendation directly to the Compensation Committee. The Compensation Committee does not delegate any of its functions to others in setting compensation. Our Compensation Committee does not include any executive officers.

In measuring our executive officers’ contributions, the Compensation Committee considers numerous factors including our growth, strategic business relationships and financial performance. The Compensation Committee takes the following actions in determining the compensation of our executive officers:

•
Reviewing the peer group to help decide Company performance and executive officer compensation. In this case we typically refer to our competitors in our market such as Xian Hi-Tech Industrial District Real Estate Development Co. Ltd, Xian Yahe Real Estate Development Co. Ltd, Xian Yanta District Rural & Urban Construction Development Company to compare and use as reference. We do not engage in benchmarking compensation against other companies.

•	Reviews executive officer compensation to ensure that a significant portion is performance-based to create incentives for above-target performance and consequences for below-target performance,

•	Reviews tally sheets of total compensation and benefits for each executive officer to ensure the Committee understands all aspects of each executive officer’s total compensation,

•	Approves incentive plans’ performance targets, which are linked to Company performance,

•	Ensure that total compensation paid to the Chief Executive Officer and the other executive officers is appropriate based on the Company’s performance relative to that of the peer group, and

•
Approves base salary adjustments and also approves annual award payouts for each year based on actual performance achieved relative to the pre-established performance targets and evaluation of individual performance.

We have no individual agreements, arrangements or other programs in which additional compensation is paid upon entering into or completing a change-in-control of the Company, nor is additional compensation or severance payable in the event of termination of employment following a change-in-control of the Company beyond amounts otherwise payable upon termination of employment.

The Company has entered into employment agreements and severance compensation arrangements with some of the named executive officers. Based on research on the peer group and general industry conducted by the consultant and the Committee’s own experience, the Company believes that pre-established severance arrangements provide assurances of fair treatment to the executives and help retain key executives for the benefit of the Company. Such agreements support the development of an experienced management team and are competitive with practices among the peer group.

The Committee has developed the following guidelines for the Company to limit compensation in severance agreements:

•	Employment and severance agreements are used only for a limited group of executives.

•
Termination of employment for cause should result in the forfeiture of all unpaid compensation, all unpaid cash or stock incentive compensation, and the Company may consider forfeiture of certain benefits that are not protected by federal or state law.

•
Death or disability should normally result in payment of compensation earned through that date, plus cash and stock compensation and other employee benefits under the terms and conditions of those plans.

•
Voluntary termination of employment or retirement should normally result in payment of compensation earned through that date, plus other vested employee benefits under the terms of the applicable plans and, in the case of retirement, accrued bonus and stock compensation under the terms of the applicable plans.

•
For involuntary termination of employment without cause, the value of cash severance arrangements should be limited to compensation normally payable through the end of the employment agreement, but generally not less than one year’s base salary and target bonus. Stock compensation should follow the vesting rules set by the Committee in the stock grant’s terms and conditions, although the Committee varies from this practice depending on the facts and circumstances. Employee benefits remain payable under the terms and conditions of the benefit plans.

Stock vesting status
The awards of restricted shares of common stock under the 2007 Plan are immediately vested upon issuance due to the fact that they were issued retrospectively post the achievement of performance goals in 2007.

In addition, we have agreed to issue a total of 72,222 shares of the Company’s common stock to our former Chief Financial Officer, William Xin. Of which 33,333 shares, as part of his 2008 compensation, have vested and issued; 22,222 shares, as part of his 2009 compensation from January 1, 2009 to September 1, 2009, have vested on September 1, 2009 and will be issued; and 16,667 shares, as agreed as a part of Mr. Xin’s severance package, will vest on December 31, 2009.

Other than the shares issued under Stock Incentive Plan and the shares issued to Mr. Xin as a part of his compensation and severance packages, we have not issued any compensation shares subject to vesting.

SUMMARY COMPENSATION TABLE

SUMMARY COMPENSATION TABLE

The following table sets forth all compensation paid in respect of our Chief Executive Officer, Chief Financial Officer and all other executive officers for services rendered during the preceding two fiscal years. The compensation comprises base salary and bonus.

			Bonus (2)
Name and Principal Position	Year	Base Salary ($) (1)	Monthly Bonus Cash ($)	Annual Bonus Cash ($)	Stock Awards ($) (3)	Option Awards ($)	Total ($)
Pingji Lu (4)	2008	3,868	30,066	0	1,641,626	N/A	1,675,560
Chairman	2007	2,174	5,540	11,571	N/A	N/A	19,285

Genxiang Xiao*	2008	3,516	16,670	0	348,730	N/A	368,916
Managing Director	2007	2,174	3,182	6,547	N/A	N/A	11,903

Xiaohong Feng	2008	3,516	21,928	0	427,006	N/A	452,450
CEO & Managing Director	2007	2,174	6,295	10,352	N/A	N/A	18,821

Yulong Wan	2008	N/A	N/A	N/A	73,815	N/A	73,815
Former CFO (Jan to Apr 2007)	2007	1,777	0	0	N/A	N/A	1,777

Zhiyong Shi	2008	3,516	12,756	0	N/A	N/A	16,272
Chief Legal Counsel &	2007	725	16	741	N/A	N/A	1482
Managing Director (Jan to Apr 2007)

William Xin (5) **	2008	36,000	0	0	43,000	N/A	79,000
Former CFO	2007	N/A	N/A	N/A	N/A	N/A	N/A

Jing Lu	2008	2,813	8,626	0	312,082	N/A	323,521
Chief Operating Officer &	2007	6,957	696	6,261	N/A	N/A	13,914
Board Secretary

* Mr. Genxiang Xiao served as our Chief Administrative Officer from September 1999 to January 2009.
** Mr. Xin served as our Chief Financial Officer from January 2008 to June 2009.

1.
The Company pays salaries in RMB to all executive officers every month. The RMB amount is translated into USD when the Company files SEC documents. The exchange rates used were the average rates of 2008 and 2007. They were 0.1465 and 0.1449, respectively. The stock awards were valued based on the closing price of our common stock on the NASDAQ on July 2, 2008.

2.
The Company’s bonus has been mostly in cash. Whether the bonus can be issued in stock is discretionary with the Compensation Committee. Other than the stocks issued under the 2007 Stock Incentive Plan, we have not issued any stock bonus. The dollar value of stock is based on the stock price of $3.99 per share, the closing price of our common stock on the NASDAQ on July 2, 2008. Based on the Guidelines, the general principle for the executive compensation is that annual compensation equals to (monthly base salary + monthly bonus) * 12 + annual bonus. Annual compensation is a fixed amount determined by the Compensation Committee at the beginning of the year based on the business operation condition, market and individual positions and capabilities. Every month, each individual is paid a certain amount of base and monthly bonus, which, for 12 months, constitutes 40-60% of the total annual compensation (the percentage is determined by the amount of annual compensation; the smaller the amount is, the bigger the percentage will be allocated). The rest of the compensation, based on the performance evaluation at year end, will be paid to executive officers all at once, independent of whether the executive officers can meet their monthly performance targets.  The annual bonus is the bonus paid to those who meet their annual performance targets.  It is unrelated to the monthly bonus.

3.
The stock awards column shows all stocks paid to our executives, which includes the stocks paid in 2008 for their 2007 performance and the bonus shares of the common stock mortgaged for the make-good provision payment pursuant to the Share Purchase Agreement in connection with the private placement on May 9, 2007. The stock awards amount is based on the stock price of $3.99 per share, the closing price of our common stock on the NASDAQ on July 2, 2008.

4.
On June 1st, 2008, the Compensation Committee approved a proposal to increase Chairman Lu’s total annual compensation, including year end bonus, to $200,000 USD. The Company accrued $100,000 for half of fiscal 2008. But the amount was not distributed until the second quarter of fiscal year 2009 and therefore not included in the compensation table above.

5.
William Xin’s compensation package includes base salary and a total of 100,000 shares of the Company’s common stock which will be vested equally over the three year employment period by 33.33% each year and are not based on the performance evaluation at the year end. For 2008, the stock amount he received as part of his compensation is based on the stock price of $1.29, the closing price of our common stock on the NASDAQ on December 31, 2008. See Note of the Consolidated Financial Statements as of December 31, 2008 for additional discussion on SFAS 123R valuation methodology.

On June 3, 2009, the Company entered into a settlement agreement and general release (the “Settlement Agreement”) with William Xin, the Company’s former Chief Financial Officer. Pursuant to the Settlement Agreement, the Company paid Mr. Xin US$18,000, which represented six months of his base salary, less applicable payroll deductions. In addition, the Company will pay Mr. Xin US$82,000, upon, based on the Company’s sole discretion, the satisfactory performance of the Settlement Agreement within 30 days after September 1, 2009. The amount has been accrued and will be paid. Mr. Xin provided the Company and its affiliates with a general release of claims and covenants not to sue. Mr. Xin did not have any disagreements with the Company prior to his termination from the Chief Financial Officer position. In addition, vesting of the Company’s stock granted by the Company to Mr. Xin shall cease as of September 1, 2009 and the Company shall grant to Mr. Xin 16,667 shares of the Company’s stock (the “Severance Shares”) and such Severance Shares shall become fully vested on December 31, 2009.

COMPENSATION OF NAMED EXECUTIVES

On June 1, 2008, the Company entered into a one-year employment agreement with Pingji Lu as President and Chief Executive Officer. The total annual compensation for Mr. Lu under this agreement is US$200,000. The agreement provides for a monthly base salary of RMB 2,200 (or USD$301, determined based on the minimum base salary requirements by the Employment Law of the PRC), and a monthly bonus of RMB 22,000 (or USD$3,010), which for 12 months, constitutes 20% to 40% of the annual compensation based on the Guidelines. The performance or bonus payment is given pursuant to the Guidelines in accordance with relevant laws. The Company has the right to adjust Mr. Lu’s salary according to his production operations, alteration of his post and distribution methods for labor remuneration established under the law. Mr. Lu is entitled to pension insurance, unemployment insurance, medical insurance, overall-planned medical care for serious illnesses, housing fund and other social insurance of the Company pursuant to relevant regulations of the province and Xi’an city. In the event the Company terminates Mr. Lu’s employment in violation of the agreement, the Company shall be required to pay Mr. Lu, in addition to paying the salaries for the remaining months of the term in full, economic compensation equal to 25% of the corresponding salaries. The Company has set up both monthly and annual personal performance target for Mr. Pingji Lu. The monthly bonus is measured in accordance with his contribution to the Company and reviewed and is subject to adjustment in his total annual compensation by the Compensation Committee periodically.

For Mr.Lu’s ASP, our HR department measured Mr. Lu’s performance scores in accordance with his annual targets agreement. Mr. Lu signed his annual targets agreement with the Company at the beginning of 2007. At the beginning of 2008, the HR department reviewed the targets agreement to measure how many targets had been met by Mr. Lu and then set his targets score accordingly. The result was then sent to our compensation committee to get approval. All cash bonuses for 2007 and 2008 have been paid. For Mr. Lu’s stock incentive plan, he was paid 60,000 shares at a value of $239,400 as his 2007 performance bonus based on the Compensation Committee’s decision in view of the audited financial statements of 2007.

On January 2, 2008 the Company entered into a three-year employment agreement with William Xin as Chief Financial Officer. The agreement provides for an annualized base salary to Mr. Xin of $36,000 before tax. The base salary will be reviewed annually by the Board of Directors of the Company, provided, however, that the base salary shall not be decreased below the amount set forth in the first year. During Mr. Xin’s term of three year, a total of 100,000 shares of the Company’s common stock should be granted to him. All of the shares of common stock shall be vested equally over the three year employment period by 33.33% each year with pro rata vesting if it is less than a full year. On June 3, 2009, however, the Company entered into a settlement agreement and general release (the “Settlement Agreement”) with Mr. Xin. Pursuant to the Settlement Agreement, the Company paid Mr. Xin US$18,000, which represented six months of his base salary, less applicable payroll deductions. In addition, the Company will pay Mr. Xin US$82,000, upon, based on the Company’s sole discretion, the satisfactory performance of this Settlement Agreement within 30 days after September 1, 2009. Mr. Xin provided the Company and its affiliates with a general release of claims and covenant not to sue. Mr. Xin did not have any disagreements with the Company prior to his termination from the Chief Financial Officer position. In addition, we have agreed to issue a total of 72,222 shares of the Company’s common stock to our former Chief Financial Officer, William Xin. Of which 33,333 shares, as part of his 2008 compensation, have vested and issued; 22,222 shares, as part of his 2009 compensation from January 1, 2009 to September 1, 2009, have vested on September 1, 2009 and will be issued; and 16,667 shares, as agreed as a part of Mr. Xin’s severance package, will vest on December 31, 2009.

On January 12, 2009, Mr. Xiaohong Feng was appointed as the new Chief Executive Officer of the Company. Mr. Feng's employment agreement is still in negotiation and the Company will file a Form 8-K to disclose the agreement as soon as it is approved by the Compensation Committee.

DIRECTOR COMPENSATION

The table below sets forth the salary our independent director received for the services performed in the last completed fiscal year. Our directors’ salary comprises of both cash and stock. For 2008, the stock value is based on the stock price of $1.29, the closing price at December 31, 2008. The cash salary is paid to all directors in USD every quarter.

		Salary
Name and Principal Position	Year	Cash ($)	Stock ($)	Total ($)
Carolina Woo	2008	$20,000	9,675	29,675
Independent director of the Board

Edward Meng (1)	2008	$23,333	4,838	28,171
Independent director of the Board

Michael Marks	2008	$15,000	6,450	21,450
Independent director of the Board

Suiyin Gao	2008	$15,000	6,450	21,450
Independent director of the Board

(1)	Edward Meng resigned as independent director on October 10, 2008.

THE STOCK INCENTIVE PLAN

The Board of Directors (the “Board”) and the majority shareholders have adopted the 2007 Plan. Since the adoption of the 2007 Plan, we have paid out the first round of incentive compensation based on restricted common shares of the company, which was disclosed on Form 8K dated July 14, 2008. The restricted shares were paid in 2008 in consideration of the performance of the employees in 2007 and were vested immediately upon payment. No other payment was made under the Plan.

The purpose of the Plan is to increase our ability to attract and retain talented employees, officers, consultants and directors and thereby enhance our growth and profitability. The Plan provides for the grant of awards of restricted stock to those of our employees, officers, consultants and directors as may be designated by the Board or the committee appointed by the Board. Awards of restricted stock are rights to receive shares of common stock which are subject to a substantial risk of forfeiture and restrictions on transferability.

The following is a summary of the principal features of the 2007 Plan.

ADMINISTRATION OF THE PLAN

The Board or a committee appointed by the Board shall administer the 2007 Plan. The committee shall consist of such number of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) as may be required and each such non-employee director shall satisfy such requirements as may be necessary to qualify for exemptions under Rule 16b-3. To the extent required for compensation realized from the restricted stock issued under the 2007 Plan to be deductible by us or any of our subsidiaries pursuant to Section 162(m) of the Code, the members of such committee shall also be comprised solely of “outside directors” within the meaning of Section 162(m) of the Code. Subject to the express provisions of the 2007 Plan, the Board or the committee has the complete authority to interpret the 2007 Plan, to prescribe, amend and rescind rules and regulations relating to the 2007 Plan, and to make all other determinations deemed necessary or advisable for the administration of the 2007 Plan. The Board or the committee has the authority to determine, among other things, the persons to whom awards of restricted stock will be granted, the number of shares to be granted, and the terms and conditions of each award, including the period during which an award will be subject to restrictions. In addition, the committee shall determine whether any such grant is intended to qualify as performance-based compensation under Section 162(m) of the Code.

SHARES AVAILABLE

The maximum aggregate number of shares of common stock that may be issued pursuant to awards of restricted stock under the Plan is 1,000,000 shares. No awards of restricted stock can be granted under the Plan after the earlier of the date that is ten (10) years after the date on which the Plan is adopted by the Board or approved by our stockholders. Shares underlying awards that expire or are forfeited will again be available for the grant of additional awards within the limits provided in the Plan. Appropriate adjustments will be made to the shares subject to outstanding awards in the event of any reorganization, recapitalization, share split or other change in our capital structure to account for the changed circumstances. Shares granted to satisfy awards under the Plan may be authorized and unissued shares, or shares held in our treasury.

PERFORMANCE GOALS

Normally, the vesting of the Restricted Shares occurs over one year (the “Performance Period”). Within ninety (90) days after the beginning of each year of service to which the performance goal relates during the Performance Period. The Compensation Committee will establish a performance goal for such fiscal year based upon the Company’s annual net profits as set forth in the 2007 Plan’s implementation rules (each such goal is hereinafter referred to as the “Performance Measure” for the applicable year of the Performance Period). If the Performance Measure for an applicable year of the Performance Period is attained, and if the grantee remains employed or continuously provides services to the Company or any of its Subsidiaries through December 31 of the applicable year of the Performance Period, then 100% (750,000 shares for fiscal year 2007) of the restricted shares will vest as of the date the Compensation Committee reviews and determines that the Performance Measure has been attained and the Board of Directors approves the grant. If the relevant performance goal is not attained, the issuance of the award shares will be postponed until the following year. The restricted shares will not be awarded for years in which the performance goals are not met.

Since fiscal year 2007 was the first year in which the Company implemented such a plan, the Performance Measure of an annual net profit no less than $16.3 million were determined in 2008.
RESTRICTED STOCK AWARDS

Under the terms of the Plan, an award will be made in the form of restricted stock. All shares of restricted stock are subject to the following restrictions: (i) except as provided below, all restricted stock will be forfeited to us unless the recipient of the restricted stock remains in our employ or service during the restriction period established by the Board or committee; and (ii) during such restriction period, the recipient may not sell, transfer, pledge, exchange or otherwise encumber the shares of restricted stock. Certificates representing restricted stock granted under the Plan will be held by us in escrow until the restrictions lapse and the shares vest. Upon the grant of restricted stock, the recipient will have the rights of a stockholder with respect to such restricted stock, including the right to vote the restricted stock and, unless otherwise determined by the Board or the committee, the right to receive all dividends and other distributions paid or made with respect to the restricted stock.

Generally, unless the Board or committee determines otherwise, upon a participant’s termination of employment for any reason other than death, disability or retirement, restricted stock that has not vested is immediately forfeited to us.

The Board or committee may at any time, and from time to time, modify or amend the plan, except that unless approved by the shareholders: (i) the maximum number of shares of restricted stock which may be issued under the Plan may not be increased (except in the event of a stock split or other adjustment described above); or (ii) the requirements as to eligibility for participation in the Plan may not be modified.

SECTION 162(m) PROVISIONS

Awards to any participant whom the committee determines to be a “covered employee” under Section 162(m) of the Code may be subject to restrictions, including the establishment of performance goals, as necessary for the award to meet the requirements for performance-based compensation under Section 162(m). The committee shall establish performance goals in the case of an award of restricted stock intended to qualify for the performance-based compensation exception of Section 162(m) of the Code within the time period and in accordance with the requirements prescribed by Section 162(m) of the Code and the regulations promulgated thereunder.

TRANSFERABILITY

Awards under the Plan generally are not transferable other than by will or by the laws of descent and distribution, and, during the lifetime of the participant, only the participant or his or her duly appointed guardian or personal representative may sell the shares.

GRANTS OF RESTRICTED STOCK AWARDS

When we issued restricted shares , we followed the below formula:

Q = S ÷ C A × C × J

The application of the above formula intends to determine how much incentive common stock shares each eligible executive officer should be issued, if any, in any given year based on the coefficient representing this performance target vis-à-vis the total pool of eligible executive officers.

Q stands for the amount of restricted shares that one should enjoy in current year;

S means the total planned issuing amount of restricted shares by the Company in current year;

CA refers to the Sum of Individual Allotment Coefficient among the qualified incentive candidates in current year;

C is Individual Allotment Coefficient for incentive candidates;

J means the percentage of individual performance assessment scores in current year.

The compensation Committee did not review the performance goal, formula for calculation, discretionary individually performance assessment scores until June 6, 2008. Places after the decimal point in the calculated result should be eliminated. The total number of restricted stock shares issued in 2008 (“S”) is 750,000, the Sum of Individual Allotment Coefficient among the qualified incentive candidates in 2007 (“CA”) is 16.8, and the percentages of individual performance assessment scores in 2007 (“J”) are the following:

Pingji Lu	105%

Xiaohong Feng	107%

Genxiang Xiao	92.5%

Jing Lu	100%

Lei Feng	96%

Yulong Wan	100%

Fang Nie	100%

Jun Yang	100%

We use Mr. Pingji Lu’s bonus shares received under this Plan to illustrate how the formula works. Mr. Lu received 60,000 shares of restricted stock awards in July 2008.

60,000 = (750,000- 510,000)/16. 8 x 4 x 105%

Q = 60,000;

S =	750,000-510,000 “Bonus Shares” deducts “Bonus Shares of the Common Stock Mortgaged for Make-Good Provision Payment of the Share Purchase Agreement;" (1)

CA = 16.8;

C = 4% (2);

J = 105%. (3)

(1)     According to Section 4.19 Make-Good Obligation of the Share Purchase Agreement in connection with the private placement on May 9, 2007 (the “Share Purchase Agreement”), in the event that the after-tax net income of the Company during fiscal year 2007 is less than US$16,300,000.00, as reported in the Company’s audited financial statements for fiscal year 2007, the Company shall pay the purchasers 510,000 management-held shares, held in Make-Good Escrow as set forth in Section 4.20 of the Share Purchase Agreement to be distributed to the purchasers pro rata in accordance with their respective investment amounts. In the event that the after-tax net income of the Company during fiscal year 2008 is less than US$35,800,000.00, as reported in the Company’s audited financial statements for fiscal year 2008, the Company shall pay the purchasers either (i) 510,000 management-held Shares, if the after-tax net income of the Company during fiscal year 2007 was equal to or greater than US$16,300,000.00, to be distributed pro rata in accordance with each purchaser’s respective investment amounts, or (ii) 510,000 newly issued shares of common stock by the Company, if the after-tax net income of the Company during fiscal year 2007 was less than US$16,300,000.00, as reported in the Company’s audited financial statements for fiscal year 2007, and the 510,000 management-held shares have already been distributed to the purchasers in accordance with this Section 4.19, to be distributed pro rata in accordance with each purchaser’s respective investment amount. The costs associated with the make-good guarantee shall not be included as a cost towards the determination of the after-tax net income for each year.

Considering the risks and sacrifice the management has taken to give their personal shares to the purchasers to get the financing the Company needed, the Compensation Committee has reviewed and approved the proposal of rewarding the same amount of shares to the executive officers for those they gave to the investors, only if the Company reached the after-tax net income targets according to the make-good obligation of Section 4.19 of the Share Purchase Agreement.

According to the Company’s 2007 and 2008 audited annual report, the after-tax net income of the Company during fiscal year 2007 and 2008 was $16.7 million and $9.6 million, respectively. Thus, The Company met the general performance goal for fiscal year 2007 under the make-good obligation of the Share Purchase Agreement in connection with the private placement on May 9, 2007 and did not meet the general performance goal for fiscal year 2008.

For fiscal year 2007, as the Company met the general performance goal, no management-held shares (shares mortgaged for the make-good provision payment) were distributed to private placement purchasers. And according to Compensation Committee’s resolution, 510,000 newly issued shares were awarded to executive officers as bonus shares.

For fiscal year 2008, the Company failed to meet the general performance goal. Therefore, 510,000 management-held shares (shares mortgaged for the make-good provision payment) will be distributed to private placement purchasers and no newly issued shares from the Company will be awarded to executive officers. As of July 17, 2009, the Company has completed the distribution of 510,000 management-held shares to private placement purchasers.

The following table sets forth the number of shares mortgaged for the make-good provision payment, which is the same number of “Bonus Shares of the Common Stock Mortgaged for Make-Good Provision Payment” the executive officers received.

Management mortgage shares:

Name	Title	Mortgaged Shares

Mr.Pingji Lu	Chairman	351,435
Mr. Xiaohong Feng	CEO	61,162
Mr. Genxiang Xiao	Former CAO	47,758
Ms. Jing Lu	COO & Board Secretary	49,645
Total		510,000

(2)     The portion of performance-based compensation in our total compensation varies based on different job titles and contribution to the Company. In the formula which we followed when deciding the amount of restricted shares for each person (i.e. Q = S ÷ C A × C × J), Individual Allotment Coefficients are set forth as the following:

1)	Chairman/CEO: 4

2)	Managing Director, General Manager in subsidiary companies: 3

3)	Assistant CFO, Board Secretary, General Manager in Secondary subsidiary companies: 2

4)	Manager of Investment and Development Department: 1

5)	Key Technicians: 0.3

The Individual Allotment Coefficients are determined by the Company’s HR department based on such factors as the importance of the position, the responsibilities and risks each tile involves, on a scale from 0.3 (the lowest) to 4 (the highest). HR then submitted the proposal of the Individual Allotment Coefficient to the Compensation Committee and got the approval.

(3)     Our percentages of individual performance assessment scores are decided by the HR and set forth in the Guidelines. The percentage of each performance target is determined by the relative importance of the target. For example, for the most important target of the Company, the Sales, it has a percentage of 15% of total score. For the next important target of the Company, the Net Asset Return, it has a percentage of 13%. Shareholder Returns, Capital Returns each takes up 10% of the total score and Gross Margin has a percentage of 2%. The above five items take up 50% of the whole performance assessment scores. The rest of the scores are allocated to relatively minor items such as customer satisfaction, operation objectives, self-training and development. Based on the percentages of the performance score as set forth in the Guideline, Mr. Lu’s percentage is 105%, which is determined by the HR in accordance with the performance target agreement signed with Mr. Lu and after reviewing the actual number of targets accomplished. According to the performance target agreement which was entered into in compliance with the Guidelines, the accomplishment of certain important targets will have added percentage. For example, 5 percent can be added to the original 15% if the net profit of the Company exceeded certain amount.

We are not disclosing specific performance targets other than those already disclosed since they are all project-related and the disclosure of which will cause substantial competitive harm to the Company. Unlike producers of commodity products and related manufacturing operations, our target components are related to unique new land acquisition opportunities and particular land parcels’ development which are extremely sensitive and proprietary in real estate markets. They relate to confidential land or property acquisition opportunities. Such disclosures would provide our competitors with confidential business information to take advantage of such disclosed information to compete against or harm our operations to the irreparable detriment to our business and the interest of our shareholders.

If the Company were forced to disclose more detailed various components of the performance targets, it would compel the company to provide through such disclosure detailed confidential information on specific real estate development projects which are set each year by the management, human resources department and the compensation committee of the Company. Such targets are inspirational in nature and relate to the expected sustainable costs of acquisitions (bottom-line negotiation positions), planned sale price per unit and the targeted land acquisition locations and expected value and profit to be realized on those specific parcels, some of which have been acquired but under negotiation with various parties for sale, co-development or otherwise, others are confidential land acquisition or development targets unknown to our competitors or others. For example, if we were to disclose the locations and expected land acquisition strategies prematurely, our competitors would be given open opportunities to either interfere in the negotiations, usurp the development opportunities or simply damage our position by forcing up the acquisition costs for us. Large real estate development projects are extremely market sensitive as to the timing and the location, disclosure of such information would give our business secrets away and allow our competitors to take actions to undercut our business operation or even create situations in which we would be either crowded out the market or cornered in our strategy to the detriment of our and our shareholders’ interests.

In addition, if the Company were forced to provide detailed target components, the Company would be in essence providing very detailed market guidance without any reasonable support that it would be met as such targets are by nature inspirational for the executives.

The general performance target provided for 2007 relating to the restrictive stock grant may be disclosed at the sole discretion of the Company when it no longer indicates or contains confidential information.  The Company does not intend to prematurely disclose such data as a matter of policy to avoid giving guidance and incur the obligation to constantly update on progress or failure of specific bidding positions or development status on sensitive projects.

Such specific targets are difficult to achieve and depend on many factors that may or may not within the control of the management, such as market conditions, competitors’ positions and moves in the market as well as funding availability and costs.

The table below sets forth the number of restricted stock shares our executive officers and directors have received in 2008 under our 2007 Stock Incentive Plan. The dollar value is based on the stock price of $3.99 per share, the closing price of the common stock at July 2, 2008.

Shares received in 2008 under the 2007 Stock Incentive Plan

Name and Position	Maximum Dollar Value ($)	Maximum Number of Units
Lu Pingji	1,641,626	411,435 shares
Chairman

Feng Xiaohong	427,006	107,019 shares
Chief Executive Officer and Director

Xiao Genxiang	348,730	87,401 shares
Former Chief Administrative Officer and Director

Lu Jing	312,082	78,216 shares
Chief Operating Officer and Board Secretary

All executive officers as a group	2,729,444	684,071 shares

Non-Executive Director Group	N/A	0 shares

Non-Executive Officer Employee Group	N/A	144,145 shares

The table below sets forth information concerning all the performance-based compensation made to our executive officers in 2008 for their 2007 performance.

Name	Title	Performance Score	Bonus Shares of the Common Stock Mortgaged for Make-Good Provision Payment of the Stock Purchase Agreement	Bonus Shares of the Common Stock for Performance	Total Number of Bonus Shares

Pingji Lu	Chairman	105%	351,435	60,000	411,435

Xiaohong Feng	CEO	107%	61,162	45,857	107,019

Gengxiang Xiao	CAO	92.5%	47,758	39,643	87,401

Jing Lu	COO & Board Secretary	100%	49,645	28,571	78,216

Lei Feng	Former Assistant CFO	96%	0	27,429	27,429

Yulong Wan	Former CFO	100%	0	18,500	18,500

Fang Nie	Finance Supervisor	100%	0	15,000	15,000

Jun Yang	Finance Supervisor	100%	0	5,000	5,000

The table below sets forth our outstanding equity awards at December 1, 2009.

OUTSTANDING EQUITY AWARDS AT DECEMBER 3, 2009

	Stock Awards
Name	Number of Shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity Incentive plan awards: Number of Unearned shares, units or other rights that have not vested (#)	Equity Incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
William Xin	16,667	51,668	0	0

Currently, we have agreed to issue a total of 72,222 shares of the Company’s common stock to our former Chief Financial Officer, William Xin, of which 33,333 shares, as part of his 2008 compensation, have been issued and have vested, 22,222 shares, as part of his 2009 compensation from January 1, 2009 to September 1, 2009, have vested and will be issued and 16,667 shares, as a part of Mr. Xin’s severance package, will vest on December 31, 2009.  The market value of the shares is based on our common stock price at June 2, 2009, the date on which Mr. Xin and the Company entered into the Settlement Agreement. Other than the shares we issued to Mr. Xin, which are a part of his compensation and severance packages, we have not issued any compensation shares subject to vesting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        We do not have any member of our compensation committee who is, or was an officer or employee, or had any relationship with the Company requiring disclosure under Item 404 of Rule S-K. We also do not have any executive officer who served as a member of the compensation committee of another entity or a director of another entity, whose executive officers served on our compensation committee or served as a director of our board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth certain information, as of December 2, 2009, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name (1)	Title	Amount and nature of beneficial ownership		Percentage of Class (2)

Mr. Pingji Lu	Chairman	15,830,791	(3)	49.65%

Mr. Xiaohong Feng	Director & CEO	645,856		2.03%

Mr. Genxiang Xiao	Former Director & Former CAO	504,642		1.58%

Mr. Cangsang Huang	CFO	0		0%

Ms. Jing Lu	COO & Board Secretary	528,570		1.66%

Mr. Michael Marks	Independent Director	5,000		0.02%

Ms. Carolina Woo	Independent Director	7,500		0.02%

Mr. Suiyin Gao	Independent Director	5,000		0.02%

Mr. Albert McLelland	Independent Director	0		0%

Total		17,527,359		54.97%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o Xi’an Tsining Housing Development CO., Ltd., 6 Youyi Dong Lu, Han Yuan 4 Lou, Xi’an, Shaanxi Province, China 710054.

(2) Applicable percentage ownership is based on 31,884,969 shares of common stock outstanding as of December 2, 2009,  together with securities exercisable or convertible into shares of common stock within 60 days of December 2, 2009 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock underlying convertible securities that are currently exercisable or exercisable within 60 days of December 2, 2009 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3) The amount of shares listed includes 12,231,292 shares held by employees of the Company. All voting power for such shares has been transferred to Mr. Pingji Lu by the employees who hold such shares.

Management’s Discussion and Analysis

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Form S-1 that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form S-1, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

•	Our ability to attract and retain management, and to integrate and maintain technical information and management information systems;

•	Our ability to raise capital when needed and on acceptable terms and conditions;

•	The intensity of competition; and

•	General economic conditions.

All written and oral forward-looking statements made in connection with this Form S-1 that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Restatement of Financial Statements

On October 21, 2009, the management of China Housing & Land Development, Inc. (the "Company"), in consultation with its independent accounting firm, determined that the Company will restate its financial statements for the year ended December 31, 2008 as reported on Form 10-K filed March 25, 2009, as amended. The Company will also restate the financial statements contained in Form 10-Q filed May 7, 2009 for the period ended March 31, 2009 and Form 10-Q filed August 12, 2009 for the period ended June 30, 2009.

Pursuant to an the registration rights agreement entered into in connection with the Company’s issuance of its 5.0% Senior Secured Convertible Debt (the “Convertible Debt”), the Company is required to pay the investors of the Convertible Debt certain late registration payments (“Late Payments”) if the Company failed to file a registration statement within 60 days after the closing date of the transaction or if such registration statement failed to become effective by 90 calendar days, or 120 days if the registration statement is subject to a full review by the U.S. Securities and Exchange Commission. The Company commenced negotiations with the investors of the 5.0% Senior Secured Convertible Debt to waive the Late Payments in December 2008 for a waiver for the Late Payments, as the Company and the investors believed that the registration would become effective within a short period of time. However, as the registration has not become effective as of September 2009, the investors of the 5.0% Senior Secured Convertible Debt has thereafter decided to claim the Late Payments. As a result, the Company has restated its financial statements for the year ended December 31, 2008 as reported on Form 10-K and its financial statements contained in Form 10-Q for the period ended March 31, 2009 and Form 10-Q for the period ended June 30, 2009 to accrue the corresponding expenses. After the restatement, the Company presented the late Payments as security registration expenses.

Warrants and derivative liability

As of September 30, 2009, the Company has approximately $4.7 million of warrants liability and $3.8 million of fair value of embedded derivatives on the balance sheet, representing approximately 4.0% and 3.2% of the total liabilities, respectively.

We utilize the Cox-Rubinstein-Ross (“CRR”) Binomial Lattice Model to estimate the fair values of warrants liability and embedded derivatives. The CRR model depends on the following assumptions: the Company’s common stock price underlying the warrants; strike price; conversion price; expected life; expected volatility; risk free interest rate; and dividend rate. We used the CRR Binomial Lattice Model for the past 3 years and we do not expect any significant changes to assumptions except for the common share price and the expected volatility.

We estimate the fair value of warrants liability and embedded derivatives every quarter and recognize the change of fair value as gain or loss on our current quarter consolidated statement of income. The fair values of warrants liability and embedded derivatives have changed during the past few years according to the valuation models and the fair values are positively related to the market share price movement and the volatility.

During the three months ended September 30, 2009, our common stock price experienced large fluctuations with the price decreasing from $5.58 on July 1, 2009 to $3.85 on September 30, 2009. The decrease in stock price caused a decrease in fair value for warrants liability and embedded derivatives. As a result, we recognized approximately $3.04 million as a change in fair value of warrants and $2.70 million as a change in fair value of embedded derivatives, which are all non-cash gains.

The following table summarizes the fair value of warrant liability and embedded derivative as at various periods.

	September 30, 2009	December 31, 2008

Fair value of warrants liability	$4,721,195	$1,117,143
Fair value of embedded derivatives	$3,777,671	$760,398

The following tables summarize all the warrants and conversion option outstanding and the assumptions used for their valuations as of December 31, 2008 and September 30, 2009.

Investor Warrants:	9/30/2009	12/31/2008
Strike price	6.07	6.07
Market price	3.85	1.29
Valuation date	9/30/2009	6/30/2009
Expiry date	2/28/2013	2/28/2013
Volatility	105.00%	90%
Risk free rate	1.63%	1.33%
Option value	2.30810	0.45822

# of warrants	1,437,467	1,437,467

Value	3,317,830	658,682

Investor Warrants: 5-7-2007	9/30/2008	12/31/2008
Strike price	4.50	4.50
Market price	3.85	1.29
Valuation date	9/30/2008	6/30/2009
Expiry date	5/9/2012	5/9/2009
Volatility	105.00%	90%
Risk free rate	1.24%	1.09%

Option value	0.55267	0.16402

# of warrants	2,539,416	2,731,382

Value	1,403,464	448,011

*Warrants issued through private placement	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008
Strike price	3.31	3.31	3.31	3.31	3.31	3.31
Market price	1.29	1.29	1.29	1.29	1.29	1.29
Valuation date	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2009
Expiry date	6/28/2009	7/7/2009	8/21/2009	6/28/2009	7/7/2009	8/21/2009
Volatility	90.00%	90.00%	90.00%	90.00%	90.00%	90.00%
Risk free rate	0.27%	0.27%	0.30%	0.27%	0.27%	0.30%
Option value	0.03720	0.04086	0.06394	0.03720	0.04086	0.06394

# of warrants	99,231	11,536	75,000	8,770	1,020	17,574

Value	3,692	471	4,796	326	42	1,124

*During the third quarter of 2009, 81,921 warrants have been exercised, and the rest of 18,594 warrants have expired unexercised. As of September 30, 2009, there were no warrants issued through private placement outstanding.

Conversion Option Valuation:	9/30/2009	12/31/2008
Strike price	5.57	5.57
Market price	3.85	1.29
Valuation date	9/30/2008	6/30/2008
Expiry date	2/28/2013	2/28/2013
Volatility	105.00%	90%
Risk free rate	1.59%	1.31%
Option value	2.33796	0.4706

Host Value - principal	9,000,000	9,000,000
Host Value - interest	0	0

Shares issuable on conversion	1,615,799	1,615,799

Host Value - principal	3,777,670	760,398
Host Value - interest	0	0

Option value - total	3,777,670	760,398

Derivative value	3,777,670	760,398

Real estate held for development or sale, intangible asset and deposits on land use rights

As of December 3, 2009, our market capitalization is approximately $144.1 million.

We evaluate the recoverability of our real estate developments taking into account several factors including, but not limited to, our plans for future operations, prevailing market prices for similar properties and projected cash flows.

We review real estate projects, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value to the estimated undiscounted future cash flows expected as a result from the use of the assets and their eventual disposition. If the total of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Our significant judgments and estimates related to impairment include our determination if an event has occurred to warrant an impairment test. If a test is required, other significant judgments and estimates will include our expectations of future cash flows and the calculation of the fair value of the impaired assets.

When real estate costs are determined to be impaired, they are written down to their estimated net realizable value. The Company evaluates the carrying value for impairment based on the undiscounted future cash flows of the assets. Write-downs of real estate costs deemed impaired would be recorded as adjustments to the cost basis. There has been no impairment on the real estate inventories and no impairment loss has been recorded for the three and nine months ended September 30, 2009 and 2008.

The following summarizes the components of real estate inventories as at September 30, 2009, December 31, 2008 and December 31, 2007:

	30-Sep-09	31-Dec-08	31-Dec-07

Finished projects	$11,584,242	$10,181,827	$16,130,130
Construction in progress	96,636,065	50,468,184	24,856,801

Total real estate held for development or sale	$108,220,307	$60,650,011	$40,986,931

Intangible asset

 The Company’s intangible asset is related to the exclusive rights to develop 487 acres land in the Baqiao area that the Company acquired during 2007. We assessed the fair value of this intangible asset based on the current-period operating cash flow and a projection of future cash flows. It is the Company’s understanding that the cooperation agreement with Baqiao District Government will be extended after June 2011. Based on the prevailing market condition in Xi’an city we concluded that there is no impairment.

According to the agreement with Baqiao District Government, at the beginning of each year, the Company will prepare the annual work plan and have it approved by Baqiao District Government. The annual work plan will include the detailed projects that will be started during that year and the Baqiao District Government is responsible for the land clearance. Due to the delay of land clearance progress, certain scheduled projects have been postponed. The Baqiao District Government acknowledged the delay and informed us of their intention to extend the agreement. Currently, we still have 348 acres land undeveloped and $41.6 million in intangible assets. If at any time, the Baqiao District Government indicates that they will not extend the agreement, we will assess the impairment of the intangible asset and write off the intangible asset from our balance sheet.

As of September 30, 2009, December 31, 2008, and December 31, 2007 intangible asset consists of the following:

	30-Sep-09	31-Dec-08	31-Dec-07

Intangible acquired	$47,308,685	$47,334,342	$49,412,847
Accumulated amortization	(5,654,264)	(1,290,682)	(1,207,150)

Intangible assets, net	$41,654,421	$46,043,660	$48,205,697

The Company evaluates its intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Based on the estimated future cash flows, the Company records a write-down for impairments, if appropriate. For the three and nine months ended September 30, 2009 and 2008, the Company has recorded $0 of impairment on this intangible asset.

The Company amortized the intangible asset based on the percentage of the profit margin realized over the total expected profit margin to be realized from the 487 acre land in the Baqiao project. During fiscal 2007, the Company sold 18.5 acres of land and the related profit margin realized on that sale represented 2.4% of the total estimated profit margin on the whole 487 acre project, as a result, the Company amortized $1,157,758 (2.4%) of the total intangible asset during fiscal 2007. This method is intended to match the pattern of amortization with the income-generating capacity of the intangible asset. For the year ended December 31, 2008, the Company has recorded $0 of amortization on this intangible asset. Amortization expense for the three months ended September 30, 2009 and 2008 amounted to $0. Amortization expense for the nine months ended September 30, 2009 and 2008 amounted to $4,360,003 and $0, respectively. The amortization expense was capitalized and included in the real estate construction in progress.

Management re-evaluated the expected profit margin from the 487 acres of land as at September 30, 2009 and recalculated the intangible amortization related to the 2008 land sales based on the new estimate. As a result, management found the difference resulting from the change of estimate was not material. Therefore no adjustment was made in the three and nine months ended September 30, 2009 due to the change of accounting estimate of total profit margin on the 487 acres of land.

Deposits on land use rights

	30-Sep-09	31-Dec-08	31-Dec-07

Deposits on land use rights	28,432,993	47,333,287	29,694,103

The Company conducts regular reviews of the deposits on land use right. After review and assessment, the Company concluded that there was no significant decrease in the market price and therefore no impairment write-down was required. According to E House (China) Real Estate Research Institute the average residential sale price in Xi’an city was stable in the fiscal quarter ended September 30, 2009. The average sale price increased to 4,962 RMB per square meter (approximately US$ 726 per square meter) from 4,642 RMB in the second quarter 2009, representing about 7% year-on-year growth.

Material trends and uncertainties that may impact our continuing operations

Changes in national and regional economic conditions, as well as local economic conditions where we conduct our operations and where prospective purchasers of our homes live, may result in more caution on the part of homebuyers and consequently fewer home purchases. According to the data from Xi’an Bureau of Statistics, Xi’an city’s real estate transaction volume (in terms of sq. meter signed) decreased about 30% in 2008 compared to 2007. As currently all our projects are in Xi’an city, the downturn of the real estate market in Xi’an caused the decline of our operating revenues in 2008. Since 2009, we see the market sentiment has improved and the transaction volume has increased compared to same period of 2008. During the third quarter of 2009, our revenue increased approximately 204% over same period 2008.

Virtually all purchasers of our homes finance their acquisitions through lenders providing mortgage financing. A substantial increase in mortgage interest rates or unavailability of mortgage financing would adversely affect the ability of prospective homebuyers to obtain the financing they would need in order to purchase our homes, as well as adversely affect the ability of prospective move-up homebuyers to sell their current homes. For example, if mortgage financing became less available, demand for our homes could decline. A reduction in demand could also have an adverse effect on the pricing of our homes because we (and our competitors) may reduce prices in an effort to better compete for home buyers. A reduction in pricing could result in a decline in revenues and in our margins. We do not expect any substantial change of current mortgage policy and the prevailing mortgage rate in the near future.

The real estate development industry is capital intensive, and development requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding and land development activities. Although we believe that internally generated funds and current borrowing capacity will be sufficient to fund our capital and other expenditures (including land acquisition, development and construction activities), the amounts available from such sources may not be adequate to meet our needs. If such sources are not sufficient, we would seek additional capital in the form of debt or equity financing from a variety of potential sources, including bank financing and/or securities offerings. The availability of borrowed funds, to be utilized for land acquisition, development and construction, may be greatly reduced, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with new loans. Failure to obtain sufficient capital to fund its planned capital and other expenditures could have a material adverse effect on our business.

In addition, regulatory requirements could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to statutes and rules regulating, among other things, certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations such as building permit allocation ordinances and impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Any delay or refusal from government agencies to grant us necessary licenses, permits and approvals could have an adverse effect on our operations.

As of September 30, 2009, we had $19,089,130 of cash and cash equivalents, compared to $37,425,340 as of December 31, 2008, a decrease of $18,336,210. However, cash and cash equivalents had an increase of $8,955,530 since June 30, 2009.

The Company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for the year 2009. We intend to meet our liquidity requirements, including capital expenditures related to the purchase of land for the development of our future projects, through cash flow provided by operations and additional funds raised by future financings. Upon acquiring land for future development, we intend to raise funds to develop our projects by obtaining mortgage financing mainly from local banking institutions with which we have done business in the past. We believe that our relationships with these banks are in good standing and that our real estate will secure the loans needed. We believe that adequate cash flow will be available to fund our operations.

CONSOLIDATED OPERATING RESULTS

Three Months Ended September 30, 2009 Compared With Three Months Ended September 30, 2008

Revenues

Our revenues are mainly derived from the sale of residential and commercial units and buildings, infrastructure work we perform for the local government and land development projects in the Baqiao area.

In the third quarter of 2009, most of our revenues came from Tsining JunJing II phases one and two. JunJing II phase one consists of 13 residential buildings and 3 auxiliary buildings, including one kindergarten, with a gross floor area of about 136,012 square meters. This project began to be delivered to customers at the end of October, 2009. JunJing II phase two consists of 12 buildings, mainly middle and high rises, and began to accept pre-sale contracts in the second quarter 2009.

Effective January 1, 2008, the Company adopted the percentage of completion method of accounting for revenue recognition for all building construction projects in progress, including the Tsining JunJing II. The full accrual method was used before that date for all of our residential, commercial and infrastructure projects. Infrastructure projects continue to be accounted for using the full accrual method of accounting.

	Three months	Three months
	ended	ended
Revenues by project:	September 30, 2009	September 30, 2008
US dollars

Project Under Construction
Tsining JunJing II Phase One	$12,130,788	$6,893,604
Tsining JunJing II Phase Two	8,804,441	-
Puhua Project	-	-

Projects Completed
Tsining JunJing I	(88,081)	1,686
Tsining-24G	1,588,845	63,476
Tsining In Home	292,289	49,141
Additional Project	-	109,918

Infrastructure Project
Baqiao infrastructure construction	-	357,867

Project In Process
Baqiao	-	-

Revenues from the sale of properties	$22,728,282	$7,475,692

The revenues from the sale of properties in the three months ended September 30, 2009 increased 204% to $22,728,282 from $7,475,692 in the same period of 2008. The increase was primarily due to the increased revenue from Tsining JunJing II Phase One and Phase Two.

Our project in process is the Baqiao project where we have the exclusive right to develop 487 acres. In 2007, we acquired the development rights and recognized $24,405,717 in revenue as a result of an approximately 18 acre land sale to an unrelated developer. Near the end of 2008, we initiated a joint venture with Prax Capital to co-develop 79 acres within the Baqiao project. Prax Capital invested $29.3 million in cash into the joint venture. After setting aside approximately 42 acres for the newly planned Golden Bay project, approximately 348 acres remain available for development in the Baqiao project.

Revenues by project:	3 Months Ended September 30, 2009	3 Months Ended September 30, 2008
US$
Project Under Construction
Tsining JunJing II Phase Two contract sales	$17,130,432
Revenue	$8,804,441
Total gross floor area (GFA) available for sale	112,556
GFA sold during the period	23,606
Remaining GFA available for sale	86,494
Percentage of completion	47.17%
Percentage GFA sold during the period	21.0%
Percentage GFA sold to date	23.2%
Average sales price per GFA	$726

Tsining JunJing II Phase one contract sales	$4,824,465		$7,012,290
Revenue	$12,130,788		$6,893,604
Total gross floor area (GFA) available for sale	136,012		136,012
GFA sold during the period	6,801		10,975
Remaining GFA available for sale	24,549		83,868
Percentage of completion	94.44%		57.09%
Percentage GFA sold during the period	5.00%		8.07%
Percentage GFA sold to date	81.95%		38.34%
Average sales price per GFA	$709		$639

Projects Completed with units available for sale
Tsining JunJing I	$(88,081)		$1,686
Total gross floor area (GFA) available for sale	167,931		167,931
GFA sold during the period	(166.17)		-30
Remaining GFA available for sale	9,822		10,766
Percentage of completion	100%		100%
Percentage GFA sold during the period	-0.10%		-0.02%
Percentage GFA sold to date	94.15%		93.59%
Average sales price per GFA	$531	$	N/A

Tsining-24G	$1,588,845		$63,476
Total gross floor area (GFA) available for sale	43,563		43,563
GFA sold during the period	1,507		-23
Remaining GFA available for sale	2,266		5,977
Percentage of completion	100%		100%
Percentage GFA sold during the period	3.46%		-0.05%
Percentage GFA sold to date	94.80%		86.28%
Average sales price per GFA	$1,054	$	N/A

Tsining In Home	$292,289		$49,141
Total gross floor area (GFA) available for sale	30,072		30,072
GFA sold during the period	688		148
Remaining GFA available for sale	1,720		2,900
Percentage of completion	100%		100%
Percentage GFA sold during the period	2.29%		0.49%
Percentage GFA sold to date	94.28%		90.36%
Average sales price per GFA	$425		$332

Additional Projects			$109,918

Infrastructure Project
Baqiao infrastructure construction	$-		$357,867

Project In Process
Baqiao	$-		$-

Revenues from the sales of properties	$22,728,282		$7,475,692

Revenues from projects under construction

Tsining JunJing II Phase One

Tsining JunJing II Phase One was our major revenue generating construction project in the three months ended September 30, 2009, contributing 12,130,788 in revenues. By September 30, 2009, we pre-sold approximately 1,077 units in the project, totaling approximately 111,463 square meters, which accounts for approximately 91% and 82% of the total units available and total GFA respectively.

JunJing II Phase One consists of 13 middle-rise and high-rise residential buildings and 3 auxiliary buildings, including a kindergarten, with a gross floor area of approximately 136,012 square meters. Estimated total revenues for Phase One are approximately $95.6 million. The Company completed most of the construction of Phase One in the third quarter of 2009.

Tsining JunJing II Phase Two

Tsining JunJing II Phase Two consists of 12 middle and high-rise buildings with total expected revenues of approximately $94.1 million. We officially started pre-sales in the second quarter of 2009 and were able to secure $19.1 million in sales contracts for 202 units of which we recognized approximately $8.8 million in the third quarter. As of September 30, we have pre-sold 22% of total units available and 21% of total GFA.

Please note that the method of percentage of completion was utilized to recognize revenue from Jan. 1, 2008. Only revenue recognition of Tsining JunJing II is under this method. The percentages of completion of the construction for each building as at September 30, 2009 are shown below:

Tsining JunJing II Phase one Buildings	Percentage of Completion
1#	97.11%
2#	98.99%
3#	98.81%
4#	97.73%
5#	99.03%
6#	91.33%
7#	99.48%
8#	99.61%
9#	89.96%
14#	96.82%
15#	99.91%
20#	97.25%
21#	96.86%

Tsining JunJing II Phase two Buildings	Percentage of Completion
10#	46.78%
11#	52.79%
12#	46.96%
13#	62.90%
18#	47.50%
24#	40.64%

The above are all the buildings under pre-sale in JunJing II Phase One and Phase Two.

Revenues from projects completed

The revenue from completed projects totaled $1,792,053 in the three months ended September 30, 2009, compared to $224,221 during same period of 2008. The overall real estate market in China is stronger than last year. A large portion of revenue came from the sales of commercial units in the Tsining 24G project, which have higher average selling price and contributing approximately $1.6 million in revenues.

Other income

Other income includes property management fees, rental income, revenues from the disposal of fixed assets as well as government’s allowance for the equivalent cost of interest on the Company’s investments required to support infrastructure construction, continued river management and suburban planning for the entire Baqiao high-technology industrial park. We recognized $1,065,363 in other income for the three months ended September 30, 2009 compared with $70,070 in the same period of 2008. The 1,420% increase is mainly due to the acquisition of Xinxing Property Management, which contributed approximately $643,861 property and hotel management revenues to our consolidated revenues, and the increased rental income from existing commercial units.

Cost of properties and land

The cost of properties and land in the three months ended September 30, 2009 increased 169.7 percent to $16,374,170 compared with $6,071,599 in the same period of 2008. The increase was primarily a result of the increased sales volume in our JunJing II Phase One and Phase Two projects.

Gross profit and profit margin

Gross profit for the three months ended September 30, 2009 was $7,419,475, representing an increase of 403 percent from $1,474,163 in the same period of 2008. The gross profit margin for the three months ended September 30, 2009 was 31.2 percent compared with 19.5 percent in the same period of 2008. The relatively low gross margin in the third quarter of 2008 is primarily due to the fact that residential units sold in that quarter were subject to a marketing campaign that utilized favorable prices to attract market interest and encourage future sales. This year we concentrated more on the research and development and we are able to deliver real estate with better quality and increased average sales price. Meanwhile the performance of sales is much better with the improvement in market conditions. Our gross margin increased due to all these factors.

Selling, general and administrative expenses

Selling, general and administrative expenses (SG&A) for the three months ended September 30, 2009 increased 56.9 percent to $ 2,501,688 from $ 1,594,514 in the same period of 2008. The increase in SG&A is associated with the increased sales. This quarter’s SG&A mainly include marketing expenses associated with Tsining JunJing II Phase One and Phase Two as well as administrative and marketing expenses related to the Puhua project. SG&A accounted to 10.5% of total revenue in the third quarter of 2009 compared to 21.13% for the same period in 2008.

Stock-based compensation

We incurred stock-based compensation expenses amounting to $87,777 in the three months ended September 30, 2009, which was for the common stock issued for service provided by the Company’s former CFO. We recorded $3,000,000 in the same period of 2008 for 750,000 shares of common stock granted to members of management for their 2007 services. The number of shares granted to each individual is calculated in accordance with the Company’s Detail Implementation Rule for Restricted Stock Incentive Plan of 2007-2008. The compensation was based on the stock price on the grant date of July 2, 2008, which was the day the awards were formally approved by the Board of Directors.

Other expenses

Other expenses consist mainly of late delivery settlements and maintenance costs.  Other expenses in the three months ended September 30, 2009 increased 366.8 percent to $284,044 compared with $60,848 in the same period of 2008. Combined with the delivery and sales from the JunJing project, the expenses increased slightly.

Operating profit and operating profit margin

Operating profit is defined as gross profit minus selling, general and administrative expenses, stock-based compensation, security registration expenses and other expenses.  Operating profit in the three months ended September 30, 2009 was $3,966,191 compared with $3,181,199 operating loss in the same period of 2008, primarily due to the higher revenues generated by Tsining JunJing II Phase One and Phase Two and insignificant stock-based compensation. As a result, the operating profit margin was 16.67 percent for the third quarter of 2009 compared with negative 42.2 percent for the same period of 2008.

Interest expense

Interest expense in the three months ended September 30, 2009 decreased 35 percent to $417,809 from $638,228 in the same period of 2008. This is primarily due to the capitalization of interest in the construction in progress and repayment of the $7.3million bank loan. In 2008, the Company signed a RMB 1 billion (about $147 million) construction credit line agreement with China Construction Bank. During 2008, we drew down approximately $22 million of the credit line. During the three months ended September 30, 2009, the company drew down another $13 million of the credit line and repaid $7.3 million. The loan from China Construction Bank has an interest rate that floats at 110 percent of the People’s Bank of China reference rate.

Change in fair value of embedded derivative

The embedded derivative is related to the Company’s $20 million Convertible Debt offering completed in January 2008. The change in the fair value of embedded derivatives was a periodic adjustment to the estimated cost to the Company, which was provided by the Cox-Ross-Rubinstein Binomial Lattice valuation model (CRR model).

The CRR model depends on the following assumptions: the Company’s common stock price underlying the warrants; strike price; conversion price; expected life; expected volatility; risk free interest rate; and dividend rate. During the third quarter of 2009, our common stock price experienced large fluctuations with the price decreasing from $5.76 on June 30, 2009 to $3.85 on September 30, 2009. The decrease in stock price and expected volatility caused a decrease in fair value for warrants and the change of fair value was booked as a reverse of non-cash expense.

The company recorded $(2,695,306) in the change in fair value of embedded derivatives in the three months ended September 30, 2009 compared with $(2,101,825) in the same period of 2008.

Change in fair value of warrants

In 2006, 2007 and 2008, the Company issued warrants in conjunction with the issuance of common shares or Convertible Debt. The warrants permit the investors to buy additional common shares at the prices specified in the warrant agreements.

An investor typically only exercises a warrant to buy common shares when the stock price is higher than the warrant exercise price. In the three months ended September 30, 2009, 273,887 warrants were exercised. The investor pays the exercise price and the Company covers the difference between the warrant exercise price and the share price at the time of conversion.

In addition, the Company was required to estimate the fair value of its remaining warrants outstanding and adjust the value as appropriate, and it chose to use the Cox-Ross-Rubinstein Binomial Lattice valuation model to estimate their fair value.

The change in fair value of warrants was $(3,042,752) in the three months ended September 30, 2009, compared to $(2,939,563) during the same period of 2008, which consisted of the periodic adjustment to the estimated cost to the company to provide the common shares, assuming that all of the warrants will be exercised sometime in the future. The basis for estimating the cost to provide the common shares was provided by the valuation model. The CRR model depends on the following assumptions: the Company’s common stock price underlying the warrants; strike price; expected life; expected volatility; risk free interest rate; and dividend rate. During the third quarter of 2009, our common stock price experienced large fluctuations with the price decreasing from $5.76 on June 30, 2009 to $3.85 on September 30, 2009. The decrease in stock price and expected volatility caused a decrease in fair value for warrants and the change of fair value was booked as a reverse of non-cash expense.

Security registration expenses

Pursuant to the agreement with the investors of the 5% Senior Secured Convertible Debt, the Company was required to pay the investors certain late registration payments (“Late Payments”) if the company failed to file a Registration Statement within 60 days after the closing date of the 5% Senior Secured Convertible Debt. The Company commenced negotiations with the investors of the 5% Senior Secured Convertible Debt to waive the Late Payments in December 2008, as both parties believed that the registration statement would become effective within a short period of time. However, as the registration statement has not become effective as of September 2009, the investors of the 5% Senior Secured Convertible Debt have decided to claim the Late Payments. The Company has accrued for the Late Payments of $579,775 in the third quarter. On September 28, 2009, the Company reached a First Amendment (the “Amendment”) with the Investors to settle the Late Payments, in the amount of $2,400,000, by the issuance of 614,290 common stock shares. The 614,290 common stock was determined by dividing $2,400,000, the total Late Payments up to September 28, 2009, by 95% of the historical volume weighted average price (“VWAP”) of the common stock shares, as determined by using Bloomberg function VWAP, for the immediate preceding 30 days period. In accordance with the Amendment, the Investors will waive any further Late Payments against the Company under the Registration Rights Agreement. We do not expect any similar claim in the future.

The security registration expenses were $579,775 for the three months ended September 30, 2009, compared with $0 in the same period of 2008.

Recovery of income taxes

The Company recognized an income tax benefit of $3,652,886 in the three months ended September 30, 2009, compared with $388,308 in the same period of 2008. In the third quarter, the Company reached an income tax settlement with local tax bureau. Based on the settlement, Hao Tai, a subsidiary of the Company, received a tax credit of $4.86 million. The Company estimated the tax provision for other subsidiaries based on a 25% statutory rate.

Non-controlling Interest

We recorded a $86,121 loss attributable to non-controlling shareholder of Puhua and Success Hill, which was related to the formation of Puhua in the third quarter of 2008. We did not have any loss attributable to non-controlling shareholder in the same period of 2008 before Puhua’s formation.

Net income attributable to China Housing & Land Development, Inc.

Net income attributable to China Housing & Land Development, Inc. for the three months ended September 30, 2009 increased 778.6 percent to $12,714,128 compared to $1,447,072 in the same period of 2008.

We believe that the net income attributable to China Housing & Land Development, Inc. increase was a result of multiple factors. The overall real estate market condition in Xi’an has improved since the beginning of 2009 and through the third quarter, which is also demonstrated in the pre-sales results of our current projects under construction, i.e. JunJing II Phase one and Phase two. In the third quarter, we were able to recognize approximately $21 million as revenue from JunJing II project and were able to secure approximately $21.95 million new contracts. As of September 30, 2009, we have pre-sold 111,463 sq. meters out of 136,012 sq. meters total GFA of Junjing II Phase one, approximately 82% on the GFA basis and 91% on the unit basis.

With the introduction of JunJing II Phase two, we are also expecting the gross margin will be improved slightly in the future, which is primarily because of its better quality and higher average price in JunJing II Phase two. The average price for Phase two has reached $726/square meter, $17 higher than Phase one.

The periodic revaluation of derivatives and warrants also contributed approximately $5.7 million during the quarter mainly due to the decrease of our common stock price. The large fluctuation in our common stock price in recent months has resulted in an approximately $13.1 million revaluation non-cash charge in the second quarter of 2009.

The settlement of tax with the local tax bureau during the third quarter also contributed approximately $4.86 million, which is considered to be a one-time gain.

EPS attributable to China Housing & Land Development, Inc.

Basic EPS attributable to China Housing & Land Development, Inc. was $0.41 in the three months ended September 30, 2009, compared to $0.05 in the same period of 2008. Diluted EPS attributable to China Housing & Land Development, Inc. was $0.24 in the three months ended September 30, 2009, compared to $0.04 in the same period of 2008. The number of shares outstanding doesn’t change significantly from year to year. Earnings available to distribute increased greatly from $1.45 million in third quarter of 2008 to $12.71 million in the third quarter of this year. The EPS and diluted EPS attributable to China Housing & Land Development, Inc. reflected the Company’s improved performance during the third quarter of this year.

Common shares used to calculate basic and diluted EPS attributable to China Housing & Land Development, Inc.

The weighted average shares outstanding used to calculate basic earnings per share attributable to China Housing & Land Development, Inc. was 31,134,137 shares in the three months ended September 30, 2009 and 30,877,453 shares in the same period of 2008. The weighted average shares outstanding used to calculate the diluted EPS attributable to China Housing & Land Development, Inc. was 32,972,253 shares in the three months ended September 30, 2009 and 30,882,483 shares in the same period of 2008.

Foreign exchange

The company operates in China and the functional currency is Chinese Renminbi (RMB) but the reporting currency is U.S. dollar, based on the exchange rate of the two currencies. The fluctuation of exchange rates during the three months ended September 30, 2009 and the same period of 2008, when translating the operating results and financial positions at different exchange rates, created the accrued gain (loss) on foreign exchange. The gain on foreign exchange in the three months ended September 30, 2009 was $69,244, compared with $911,996 in the same period of 2008.

Nine Months Ended September 30, 2009 Compared With Nine Months Ended September 30, 2008

Revenues

Total revenues for the nine months ended September 30, 2009 increased 135.9 percent to $60,240,247 from $25,536,889 for the nine months ended September 30, 2008.

	Nine months	Nine months
	ended	ended
Revenues by project:	September 30, 2009	September 30, 2008
US dollars

Project Under Construction
Tsining JunJing II Phase One	$42,457,017	$18,967,385
Tsining JunJing II Phase Two	9,764,537	-
Puhua Project	-	-

Projects Completed
Tsining JunJing I	473,878	4,531,413
Tsining 24G	3,469,461	100,896
Tsining In Home	472,598	102,361
Additional Project	197,600	306,761
		-
Infrastructure Project
Baqiao infrastructure construction	-	1,046,051

Project In Process
Baqiao	-	-

Revenues from the sale of properties	$56,835,091	$25,054,867

The revenues from the sale of properties in the nine months ended September 30, 2009 increased 126.8 percent to $56,835,091 from $25,054,867 in the same period of 2008. The increase was primarily due to the increased revenue from Tsining JunJing II Phase One and Phase Two

As a result of the utilization of the full accrual method of accounting for infrastructure projects, we have not recognized revenues from the infrastructure project in the Baqiao area. We expect to recognize the revenues associated with the construction of the river dam in the third quarter 2009 when the project is delivered to the local government.

Revenues by project:	9 months ended September 30, 2009		9 months ended September 30, 2008
US$
Project Under Construction
Tsining JunJing II Phase Two contract sales		$19,067,319
Revenue		$9,764,537
Total gross floor area (GFA) available for sale		112,556
GFA sold during the period		26,062
Remaining GFA available for sale		86,494
Percentage of completion		47.17%
Percentage GFA sold during the period		23.2%
Percentage GFA sold to date		23.2%
Average sales price per GFA		$732

Tsining JunJing II Phase one contract sales		$3 4,916,823		$29,796,163
Revenue		$42,457,017		$18,967,385
Total gross floor area (GFA) available for sale		136,012		136,012
GFA sold during the period		54,457		52,144
Remaining GFA available for sale		24,549		83,868
Percentage of completion		94.44%		57.09%
Percentage GFA sold during the period		40.04%		38.34%
Percentage GFA sold to date		81.95%		38.34%
Average sales price per GFA		$641		$571

Projects Completed
Tsining JunJing I		$473,878		$4,531,413
Total gross floor area (GFA) available for sale		167,931		167,931
GFA sold during the period		- 317		5,709
Remaining GFA available for sale		9,822		16,474
Percentage of completion		100%		100%
Percentage GFA sold during the period		-0.19%		3.40%
Percentage GFA sold to date		94.15%		93.59%
Average sales price per GFA	$	**		$794

Tsining-24G		$3,469,461		$100,896
Total gross floor area (GFA) available for sale		43,563		43,563
GFA sold during the period		3,794		- 299
Remaining GFA available for sale		2,266		5,977
Percentage of completion		100%		100%
Percentage GFA sold during the period		8.71%		-0.69%
Percentage GFA sold to date		94.80%		86.28%
Average sales price per GFA		$914	$	**

Tsining In Home		$472,598		$102,361
Total gross floor area (GFA) available for sale		30,072		30,072
GFA sold during the period		1,130		295
Remaining GFA available for sale		1,720		2,900
Percentage of completion		100%		100%
Percentage GFA sold during the period		3.76%		0.98%
Percentage GFA sold to date		94.28%		90.36%
Average sales price per GFA		$418		$348

Average sales price per GFA	$	N/A	$	N/A

Additional Projects		$197,600		$306,761

Infrastructure Project
Baqiao infrastructure construction		$-		$1,046,051

Project In Process
Baqiao		$-		$-

Revenues from the sales of properties		$56,835,091		$25,054,867

** The figure is unavailable due to return of units during this period.

Revenues from projects under construction

Tsining JunJing II Phase One

Tsining JunJing II Phase One was our major revenue generating construction project in the nine months ended September 30, 2009, contributing $42,457,017 in revenues. By September 30, 2009, we had pre-sold approximately 1,077 units in the project, totaling approximately 111,463 square meters.

Tsining JunJing II Phase Two

Tsining JunJing II Phase Two consists of 12 middle-rise and high-rise buildings with total expected revenues of approximately $94.1 million. We officially started the pre-sales in the second quarter of 2009 and were able to secure $19.1 million in sales contracts for 224 units of which we recognized approximately $9.8 million in the first nine months of 2009.

Revenues from projects completed

Revenues in the nine months ended September 30, 2009 for completed projects decreased 8.49% percent to $4,613,537 compared with $5,041,431 in the same period of 2008. The decrease in revenues for the nine months ended September 30, 2009 was primarily due to reduced sales of JunJing I project, as most units of the project were sold out.

Other income

Other income includes property management fees, rental income, revenues from the disposal of fixed assets as well as government’s allowance for the equivalent cost of interest on the Company’s investments required to support infrastructure construction, continued river management, and suburban planning for the entire Baqiao high-technology industrial park. We recognized $3,405,156 in other income for the nine months ended September 30, 2009 compared with $482 022 in the same period of 2008. The 606% increase is mainly due to the acquisition of Xinxing Property Management during the first quarter of 2009, which contributed approximately $1,787,705 property and hotel management revenues to our consolidated revenues.

Cost of properties and land

The cost of properties and land in the nine months ended September 30, 2009 increased 109.6 percent to $41,266,855 compared with $19,691,432 in the same period of 2008. The increase was primarily a result of the increased sales volume in our JunJing II Phase One and Phase Two projects.

Gross profit and profit margin

Gross profit for the nine months ended September 30, 2009 was $18,973,392, representing an increase of 224.6 percent from $5,845,457 in the same period of 2008. The gross profit margin for the nine months ended September 30, 2009 was 31.5 percent compared with 22.9 percent in the same period of 2008. The increase in the gross profit margin was mainly due to our different product mix and our marketing strategy. The residential units we sold during the nine months ended September 30, 2009 generally had higher profit margins than the units sold in the same period of 2008. In addition, due to the fact that we had a marketing campaign for our JunJing II project from the second quarter of 2008 and used favorable prices to attract market interest and encourage future sales. This year we concentrated more on the research and development and we are able to deliver real estate with better quality and increased average sales price. Meanwhile the performance of sales is much better with the improvement in market conditions. Our gross margin increased because of all these factors.

Selling, general and administrative expenses

SG&A for the nine months ended September 30, 2009 increased 40.6 percent to $5,853,458 from $4,161,865 in the same period of 2008. The increase in SG&A is due to the increased sales, for example, the marketing expenses associated with Tsining JunJing II Phase One and Phase Two projects and the administrative expenses and marketing expenses related to the Puhua project. However the ratio of SG&A to total revenues for the nine months decreased from 16.3% in 2008 to 9.72% in 2009, because the Company is improving the management and become more and more efficient in operation.

Stock-based compensation

We incurred stock-based compensation expenses amounting to $87,777 in the nine months ended September 30, 2009, common stock issued for service provided by the Company’s former CFO: this amount is compared to $3,000,000 in stock- based compensation expenses in the same period of 2008 for 750,000 shares of common stock granted to members of management for their 2007 services. The number of shares granted to each individual was calculated in accordance with the Company’s Detail Implementation Rule for Restricted Stock Incentive Plan of 2007-2008. The compensation was based on the stock price on the grant date of July 2, 2008, which is the day the awards were formally approved by the Board of Directors.

Other expenses

Other expenses consist mainly of late delivery settlements and maintenance costs.

Other expenses in the nine months ended September 30, 2009 increased 517.7 percent to $474,167 compared with $76,758 in the same period of 2008. The Company incurred a larger amount of expenses regarding the delivery and sales of JunJing project.

Operating profit and operating profit margin

Operating profit in the nine months ended September 30, 2009 was $10,771,473 compared with $1,393,166 operating loss in the same period of 2008 , primarily due to the higher revenue generated by Tsining JunJing II Phase One and Phase Two. As a result, the operating profit margin was 17.88 percent for the nine months ended September 30, 2009 compared with negative 5.5 percent for the same period of 2008.

Interest expense

Interest expense in the nine months ended September 30, 2009 decreased 31 percent to $1,202,786 from $1,736,344 in the same period of 2008. This change was primarily due to the capitalization of interest in construction in process and repayment of a 18.4 million bank loan. In mid-2008, the Company signed a RMB 1 billion (about $147 million) construction credit line agreement with China Construction Bank. During 2008, we drew down approximately $22 million of the credit line. The company repaid $18.4 million during the nine months ended September 30, 2009. The loan from China Construction Bank has an interest rate that floats at 110 percent of the People’s Bank of China reference rate.

Change in fair value of embedded derivative

The Company recorded $3,017,272 expense in the change in fair value of embedded derivatives in the nine months ended September 30, 2009 compared with $2,556,313 reverse of expense in the same period of 2008.

Change in fair value of warrants

In 2006, 2007 and 2008 the Company issued warrants in conjunction with the issuance of common shares or Convertible Debt. The warrants permit the shareholders to buy additional common shares at the prices specified in the warrant agreements.

During the nine months ended September 30, 2009, 370,810 warrants were exercised. A shareholder typically only exercises a warrant to buy common shares when the stock price is higher than the warrant exercise price. The shareholder pays the exercise price and the Company covers the difference between the warrant exercise price and the share price at the time of conversion.

In addition, the Company was required to estimate the fair value of its remaining warrants outstanding and adjust the value as appropriate, and it chose to use the Cox-Ross-Rubinstein Binomial Lattice valuation model to estimate their fair value.

The change in fair value of warrants was $4,012,736 in the nine months ended September 30, 2009, compared to $(3,895,615) during the same period of 2008, which consisted of the periodic adjustment to the estimated cost to the company to provide the common shares, assuming that all the of the warrants will be exercised sometime in the future. The basis for estimating the cost to provide the common shares was provided by the valuation model. The CRR model depends on the following assumptions: the Company’s common stock price underlying the warrants; strike price; expected life; expected volatility; risk free interest rate; and dividend rate. During the first nine months of 2009, our common stock price experienced large fluctuations with the price increasing from $1.29 on December 31, 2008 to $3.85 on September 30, 2009. The increase in stock price and expected volatility caused an increase in fair value for warrants and the change of fair value was booked as a non-cash expense.

Security registration expenses

Pursuant to the agreement with the investors of the 5% Senior Secured Convertible Debt, the Company was required to pay the investors certain late registration payments (“Late Payments”) if the company failed to file a Registration Statement within 60 days after the closing date of the 5% Senior Secured Convertible Debt. The Company commenced negotiations with the investors of the 5% Senior Secured Convertible Debt to waive the Late Payments in December 2008, as both parties believed that the registration statement would become effective within a short period of time. However, as the registration statement has not become effective as of September 2009, the investors of the 5% Senior Secured Convertible Debt have decided to claim the Late Payments. The Company has accrued for the Late Payments of $579,775 in the third quarter. On September 28, 2009, the Company reached a First Amendment (the “Amendment”) with the Investors to settle the Late Payments, in the amount of $2,400,000, by the issuance of 614,290 common stock shares. The 614,290 common stock was determined by dividing $2,400,000, the total Late Payments up to September 28, 2009, by 95% of the historical volume weighted average price (“VWAP”) of the common stock shares, as determined by using Bloomberg function VWAP, for the immediate preceding 30 days period. In accordance with the Amendment, the Investors will waive any further Late Payments against the Company under the Registration Rights Agreement. We do not expect any similar claim in the future.

The security registration expenses were $1,786,517 for nine months ended September 30, 2009, compared with $0 in the same period of 2008.

Recovery of income taxes

The company booked a recovery for income tax provision of $1,591,331 compared with $0 in the same period of 2008. The Company calculates income tax provision based on the 25% statutory rate for each of the subsidiaries. The recovery was caused by the tax settlement between Hao Tai and the local tax bureau. Due to the settlement the Company recovered around $4.86 million in the third quarter.

Non-controlling Interest

We recorded a $279,155 loss attributable to non-controlling shareholder of Puhua and Success Hill in the nine months ended September 30, 2009, which was related to the formation of Puhua in 2008. We did not have any loss attributable to non-controlling shareholder in the same period of 2008 before Puhua’s formation.

Net income attributable to China Housing & Land Development, Inc.

Net income attributable to China Housing & Land Development, Inc. in the nine months ended September 30, 2009 increased 33.8 percent to $3,519,860 from $2,630,636 in the same period of 2008.

We believe the net income attributable to China Housing & Land Development, Inc. increase was primarily due to the significantly improved sales. The overall real estate market condition in Xi’an has improved since the beginning of 2009 and through the third quarter, which is also demonstrated in the pre-sales results of our current projects under construction, i.e. JunJing II Phase one and Phase two. In the third quarter, we were able to recognize approximately $21 million as revenue and were able to secure approximately $21.95 million in new contracts. As of September 30, 2009, we have pre-sold 111,463 sq. meters out of 136,012 sq. meters total GFA of Junjing II Phase one, approximately 82% on the GFA basis and 91% on the unit basis.

With the introduction of JunJing II Phase two, we also expect the gross margin to improve slightly in the future, primarily because of the generally better quality and higher average price of JunJing II  Phase two. The average price for Phase two has reached $732/square meter, $91 higher than Phase one.

Basic and diluted EPS attributable to China Housing & Land Development, Inc.

Basic EPS attributable to China Housing & Land Development, Inc. was $0.11 in the nine months ended September 30, 2009, compared to $0.09 in the same period of 2008. Diluted EPS attributable to China Housing & Land Development, Inc. was $0.11 in the nine months ended September 30, 2009, compared to $0.07 in the same period of 2008. The number of shares outstanding doesn’t change significantly from year to year. But earnings available to distribute increased greatly from $2.63 million in third quarter of 2008 to $3.52 million this year. The improved EPS and diluted EPS attributable to China Housing & Land Development, Inc. mainly demonstrated the good performance of the Company during the first nine months of this year.

Common shares used to calculate basic and diluted EPS attributable to China Housing & Land Development, Inc.

The weighted average shares outstanding used to calculate basic EPS attributable to China Housing & Land Development, Inc. was 30,987,760 shares in the nine months ended September 30, 2009 and 30,389,712 shares in the same period of 2008. The weighted average shares outstanding used to calculate the diluted EPS attributable to China Housing & Land Development, Inc. was 30,996,953 shares in the nine months ended September 30, 2009 and 30,436,461 shares in the same period of 2008.

Foreign exchange

The company operates in China and the functional currency is Chinese Renminbi (RMB) but the reporting currency is U.S. dollar, based on the exchange rates of the two currencies. The fluctuation of exchange rate during the nine months ended September 30, 2009 and the same period of 2008, when translating the operating results and financial positions at different exchange rates, created the accrued gain (loss) on foreign exchange. The loss on foreign exchange in the nine months ended September 30, 2009 was $242,176, compared with a gain of $6,176,248 in the same period of 2008.

Cash flow discussion

There is net cash outflow of $18,341,447 during the nine months ended September 30, 2009 compared with $11,259,992 cash inflow during the same period of 2008.

The major cash outflow is from operating activities. The outflow was $10,808,209 in the nine months ended September 30, 2009 and $14,884,371 in the same period of 2008. In the nine month of this year, cash is used for the development of Tsining JunJing II Phase One, Phase Two and Puhua Project.

A cash inflow $447,990 appeared at investing activities segment in the nine months ended September 30, 2009, compared with the cash outflow of $617,060 for the same period of 2008. The increase was primarily due to a change in restricted cash, which brought $110,130 cash inflow to the Company instead of $755,376 outflow last year.  Also, the cash from acquired business contributed $0.5 million cash for the nine months ended September 30, 2009.

There was a cash outflow of $7,981,228 for financing activities in the nine months ended September 30, 2009 compared with $26,761,423 of inflow in 2008. The difference is primarily attributable to the fact that the Company issued the $20 million Convertible Debt and warrants in the first quarter of 2008. Meanwhile the Company also repaid $18.4 million bank loan creating a significant cash outflow.

Debt leverage

Total debt consists of Payables for acquisition of businesses, Loans from employees, Loans payable and Convertible Debt.

Total debt outstanding as of September 30, 2009 was $52,641,189 compared with $59,186,304 on December 31, 2008.

Net debt outstanding (total debt less cash) as of September 30, 2009 was $32,857,725 compared with $20,955,952 on December 31, 2008. Cash decreased to $19.1 million at September 30, 2009 from $37.4 million on December 31, 2008 is a major reason. The company's net debt as a percentage of total capital (net debt plus shareholders' equity) was 21 percent on September 30, 2009 and 16 percent on December 31, 2008, which increased slightly due to the cash balance decrease.

Liquidity and capital resources

Our principal liquidity demands are based on the development of new properties, property acquisitions, and general corporate purposes.

As of September 30, 2009, we had $19,089,130 of cash and cash equivalents, a decrease of $18,336,210, compared with $37,425,340 of cash and cash equivalents as of December 31, 2008 and an increase of $8,955,530 as of June 30, 2009. Our cash flow from operating activities used over $10.8 million during the nine months ended September 30, 2009 compared with an outflow of $15.1 million in the Second quarter ended June 30, 2009. Along with progress in projects, we started seeing positive cash flow from operations and we can use this internal generated cash flow to fund our projects in the pipeline.

The Company leases part of its office and hotel space under various operating lease agreements. The future minimum rental payments required under the operating lease agreements are summarized below.  The Company entered into a contract with Xi’an Baqiao local government for a rubber dam construction project. The Company is committed to expend approximately $1 million on this project.  As of September 30, 2009, the Company had one land use right with an unpaid balance of approximately $2.6 million. The balance is not due until the vendor removes the existing building on the land and changes the zoning status of the land use right certificate.

	Payment due by period
Commitments and Contingencies	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Rental lease	$336,859	$86,292	$52,806	$52,806	$144,955
Rubber dam construction	1,025,461	1,025,461	-	-	-
Land use right	2,592,951	-	2,592,951	-	-
Total	$3,997,854	$1,149,405	$2,664 ,207	$52,775	$151,467

Financial obligations

As of September 30, 2009, we had total bank loans of $29,591,867 with a weighted average interest rate of 9.08 percent.

Mortgage debt (total bank loans) is secured by the assets of the company.

Loans payable

Loans payable represent amounts due to various banks and are due on demand or normally due within one or two years. These loans generally can be renewed with the banks when the loans mature.

Most of the obligations of the Company are tied to specific projects. The terms of the loans typically are 1 to 3 years. Loan extensions are determined by mutual agreement when the current term expires and both parties will consider the remaining time needed to complete the project. Most of these loans are payable when the project has been completed and the residents or businesses take possession.

On June 28, 2008, the Company signed a strategic partnership Memorandum of Understanding (“MOU”) with China Construction Bank Xi’an Branch that established a RMB 1 billion credit line for real estate development of the Company and its subsidiaries. Under the MOU, the Company and its subsidiaries are required to set up a basic deposit account with China Construction Bank, to maintain a current ratio of not less than 90% and to maintain liabilities to assets ratio of not greater than 65%. On August 28, 2008, the Company entered a first loan agreement with China Construction Bank Xi’an Branch to draw down the first RMB 150 million loans, which will mature on August 27, 2011. $21,986,075 (RMB 150 million) was received by the Company on December 31, 2008. During the nine months ended September 30, 2009, the Company paid down the loan to $7,617,708 (RMB 52 million). On August 30, 2009, the Company entered a second loan agreement with China Construction Bank Xi’an Branch to draw down another RMB 85 million loan, which will mature on September 8, 2012. $12,452,023 (RMB 85 million) was received by the Company by September 30, 2009.

As of December 31, 2008 and September 30, 2009, our current ratios were approximately 255.1% and 221.8%, respectively, and our liabilities to assets ratios were approximately 49.3% and 49.1%, respectively. The Company will be able to draw down approximately another $107.3 million before we reach the maximum liabilities to assets ratio of 65%.

The following table summarizes the amounts and types of the Company's obligations and provides the estimated period of maturity for the financial obligations by class as of September 30, 2009:

Obligations Due by Period	1 year	1-3 years	3-5 years
(Millions of dollars)

Current liabilities:
Accounts payable	$18.64
Income taxes payable		$6.55
Other payables		$4.40
Advances (deposits) from customers		$9.25
Accrued expenses	$4.84
Current portion of long term loans payable	$9.52

Long-term liabilities:
Warranties liabilities			$4.72
Deferred tax		$11.50
Fair value of embedded derivatives			$3.78
Convertible Debt			$14.51

Long-term debt:
Loans payable		$20.07
Payable for acquisition of businesses	$6.34
Loans form employees		$2.20

The following table summarizes the company's loans payable that were outstanding as of September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008
Commercial Bank Weilai Branch
Due December 25, 2009, annual interest rate is 7.5%, secured by the Company's 24G project	$1,464,944	$5,130,084

Commercial Bank Weilai Branch
Due August 29, 2010, annual interest rate is 10.21%, guaranteed by Tsining and secured by the Company's Tsining building and part of Jun Jing Yuan II project	5,127,304	5,130,084

Xi'an Rural Credit union Zao Yuan Rd. Branch
Due July 3, 2010, annual interest rate is 8.83%, secured by the Company's Jun Jing Yuan I, Yuan I, Han Yuan and Xin Xing Tower projects	2,929,888	3,371,198

China Construction Bank, Xi'an Branch
Due August 27, 2011, floating interest rate based on 110% of People’s Bank of China annual interest rate, secured by the Company's Jun Jing II project	7,617,708	21,986,076

China Construction Bank, Xi'an Branch
Due September 8, 2012, floating interest rate based on 110% of People’s Bank of China annual interest rate, secured by the Company's Jun Jing II project	12,452,023	-

Total:	29,591,867	35,617,442

The currently indicated annual interest requirement on these loans totals about $2.7 million. The loan from China Construction Bank has an interest rate that floats at 110 percent of the People’s Bank of China reference rate.

Liquidity expectation

The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for the year 2009.

We intend to meet our liquidity requirements, including capital expenditures related to the purchase of land for the development of our future projects, through cash flow provided by operations and additional funds raised by future financings. Upon acquiring land for future developments, we intend to raise funds to develop our projects by obtaining mortgage financing mainly from local banking institutions with which we have done business in the past. We believe that our relationships with these banks are in good standing and that our real estate will secure the loans needed. We believe that adequate cash flow will be available to fund our operations.

As part of our funding plan, on March 9, 2007, we entered into a Share Transfer Agreement with the shareholders of New Land, under which we have acquired 32,000,000 shares of the New Land, constituting 100 percent equity ownership of New Land.

New Land is now in cooperation with the Baqiao District Government of Xi'an City to develop the Baqiao Science & Technology Industrial Park, a provincial development zone in Shaanxi Province. With this acquisition, the company gained the right to develop and sell 487 acres of property that has been targeted for new residential developments.

The majority of the company's revenues and expenses were denominated primarily in renminbi (RMB), the currency of the People's Republic of China. There is no assurance that exchange rates between the RMB and the U.S. dollar will remain stable. The company does not engage in currency hedging. Inflation has not had a material impact on the company's business.

Comparison of years 2008 and 2007

Revenues

Our revenues from sales of properties are mainly derived from the sale of residential and commercial units and buildings, infrastructure work we perform for the local government, and land development projects in the Baqiao area.

In 2008, most of our revenues came from Tsining JunJing II phase one, which consists of 13 residential buildings and 3 auxiliary buildings, including one kindergarten, with a gross floor area of about 136,012 square meters. This project is currently under construction and collecting funds under pre-sales agreements.

Effective January 1, 2008, the company adopted the percentage of completion method of accounting for revenue recognition for all building construction projects in progress, which currently includes project Tsining JunJing II. The full accrual method was used before that date for all our residential, commercial, and infrastructure projects. Infrastructure projects continue to be accounted for using the full accrual method of accounting.

Revenues by project:	2008	2007	2006
US$

Project Under Construction
Tsining JunJing II Phase one	$23,776,789	$-	$-

Projects Completed
Tsining JunJing I	264,066	8,964,784	39,670,186
Tsining-24G	27,243	25,198,129	13,000,694
Tsining Gangwan	58,427	2,368,602	318,338
Tsining Hanyuan	13,894	3,100	161,274
Tsining Home In	121,076	323,751	-
Tsining Mingyuan	44,567	247,298	352,199
Lidu Mingyuan	-	303,124	144,483

Infrastructure Project
Baqiao infrastructure construction	-	10,790,610	-

Project In Process
Baqiao	-	24,405,717	-

Revenues from the sales of properties	$24,306,062	$73,579,325	$53,647,174

The revenues from the sale of properties in the 2008 decreased 67.0% to $24,306,062 from $73,579,325 in 2007. The decrease was primarily due to the absence of a land sale in 2007, and the completion of several projects in 2007. Revenues in 2007 increased 37.2% from 2006.

The revenue from our project under construction and completed projects totaled $24,306,062 in 2008 compared with $38,382,998 in 2007. The 36.7% decrease was due mainly to the absence of 2007 revenues from Tsining-24G and JunJing I because both projects had come to completion and most of the revenues for those two projects were recognized at one moment using the full accrual method of accounting, partly offset in 2008 by revenues we recognized from Tsining JunJing II phase one using the percentage of completion method of accounting and by the 2008 sales of some units in completed projects.

Our infrastructure project in the Baqiao area generated $1,433,837 in revenues and was booked under other revenue in 2008, which consisted of the government’s allowance for the equivalent cost of interest on the company’s investments required to support the infrastructure construction, plus continued river management and suburban planning for the entire Baqiao high-technology industrial park. In 2007 we acquired the Baqiao infrastructure project and constructed and delivered a river dam to the local government during the year, for which we recognized $10,790,610 in revenues in 2007. In 2008, we were awarded another dam project on the same river but have not recognized revenues from it under full accrual method of accounting because the project is still in progress. We expect to finish the river dam in second quarter 2009 and recognize the revenues when the project is delivered to the local government.

Our project in process is the Baqiao project where we have the exclusive right to develop 487 acres. We acquired the development rights in 2007 and recognized $24,405,717 in revenue in 2007 as a result of a land 18.4 acre land sale to an unrelated developer, we established a joint venture with Prax Capital Real Estate Holdings Limited (Prax Capital) to co-develop 79 acres within the Baqiao project. Prax Capital invested $29.3 million cash in the joint venture. Under Generally Accepted Accounting Principles, we did not recognize any revenue from the creation of this development project in 2008. About 390 acres remain available for development in the Baqiao project.

Revenues by project:	2008	2007	2006
US$
Project Under Construction
Tsining JunJing II Phase one contract sales	33,166,864
Revenue	$23,776,789
Total gross floor area (GFA) available for sale	136,012
GFA sold during the period	57,006
Remaining GFA available for sale	79,006
Percentage of completion	65.95%
Percentage GFA sold during the period	41.91%
Percentage GFA sold to date	41.91%
Average sales price per GFA	582

Projects Completed
Tsining JunJing I	$264,066	$8,964,784	$39,670,186
Total gross floor area (GFA) available for sale	167,931	167,931	167,931
GFA sold during the period	6,969	9,135	35,769
Remaining GFA available for sale	# 9,505	16,474	25,610
Percentage of completion	100%	100%	100%
Percentage GFA sold during the period	4.15%	5.44%	21.30%
Percentage GFA sold to date	94.34%	90.19%	84.75%
Average sales price per GFA	**	981	1,109

Tsining-24G	$27,243	$25,198,129	$13,000,694
Total gross floor area (GFA) available for sale	43,563	43,563	43,563
GFA sold during the period	- 381	21,359	11,583
Remaining GFA available for sale	6,060	5,679	27,038
Percentage of completion	100%	100%	100%
Percentage GFA sold during the period	-0.88%	49.03%	26.59%
Percentage GFA sold to date	86.09%	86.97%	37.94%
Average sales price per GFA	**	1,180	1,122

Tsining Gangwan	$58,427	$2,368,602	$318,338
Total gross floor area (GFA) available for sale	41,803	41,803	41,803
GFA sold during the period	100	4,979	171
Remaining GFA available for sale	1,384	1,484	1,927
Percentage of completion	100%	100%	100%
Percentage GFA sold during the period	0.24%	11.91%	0.41%
Percentage GFA sold to date	96.69%	96.45%	84.54%
Average sales price per GFA	582	476	1,857

Tsining Hanyuan	$13,894	$3,100	$161,274
Total gross floor area (GFA) available for sale	32,229	32,229	32,229
GFA sold during the period	48	N/A	593
Remaining GFA available for sale	-	48	103
Percentage of completion	100%	100%	100%
Percentage GFA sold during the period	0.15%	0.17%	1.84%
Percentage GFA sold to date	100%	99.85%	99.68%
Average sales price per GFA	287	N/A	272

Tsining Home In	$121,076	$323,751	$351,815
Total gross floor area (GFA) available for sale	30,072	30,072	30,072
GFA sold during the period	345	821	845
Remaining GFA available for sale	2,851	3,194	4,015
Percentage of completion	100%	100%	100%
Percentage GFA sold during the period	1.14%	2.73%	1.97%
Percentage GFA sold to date	90.52%	89.38%	86.65%
Average sales price per GFA	351	394	416

Tsining Mingyuan	$44,567	$247,298	$352,199
Total gross floor area (GFA) available for sale	53,055	53,055	53,055
GFA sold during the period	80	297	202
Remaining GFA available for sale	-	80	377
Percentage of completion	100%	-	-
Percentage GFA sold during the period	0.15%	0.56%	0.38%
Percentage GFA sold to date	100%	99.85%	99.29%
Average sales price per GFA	560	832	1,747

Lidu Mingyuan	$-	$303,124	$144,483
Total gross floor area (GFA) available for sale	8,284	8,284	8,284
GFA sold during the period	-	92	-
Remaining GFA available for sale	-	-	92
Percentage of completion	100%	100%	100%
Percentage GFA sold during the period	0%	1.11%	0%
Percentage GFA sold to date	100%	100%	98.89%
Average sales price per GFA	N/A	3,297	N/A

Infrastructure Project
Baqiao infrastructure construction	$-	$10,790,610	$-

Project In Process
Baqiao	$-	$24,405,717	$-

Revenues from the sales of properties	$24,306,062	$73,579,325	$53,647,174
** The figure is unavailable due to return of units during this period.

Revenues from projects under construction

Please note that the method of percentage of completion has being utilized to recognize revenue from Jan. 1, 2008. Therefore, only revenue recognition of Tsining JunJing II is under this method. The percentages of completion of the construction for each building as at December 31, 2008 are shown below:

Tsining JunJing II Phase one Buildings	Percentage of Completion
1#	65.77%
2#	72.23%
3#	72.29%
4#	68.13%
5#	93.67%
6#	69.78%
7#	84.69%
8#	66.66%
9#	67.86%
14#	70.04%
15#	71.46%
20#	62.23%
21#	61.29%
26#	79.84%
27#	46.19%
28#	48.31%

Tsining JunJing II Phase two Buildings	Percentage of Completion
10#	32.83%
11#	32.32%
12#	31.28%
13#	32.32%
16#	32.90%
17#	32.19%
18#	30.76%
19#	33.77%
22#	32.30%
23#	31.47%
24#	32.07%
25#	31.24%

Tsining JunJing II Phase one

Tsining JunJing II Phase one was our major revenue generating construction project in 2008, contributing $23,776,789 in revenues. We began construction in 2007 however; as a result of utilizing the percentage of completion method of accounting, we did not begin to realize revenues from our pre-sales until we met certain construction milestones in the second quarter of 2008. By the end of 2008, we had pre-sold about 564 units in the project.

JunJing II phase one consists of 13 middle-rise and high-rise residential buildings and 3 auxiliary buildings, including a kindergarten, with a gross floor area of about 136,012 square meters. Estimated total revenues from phase one are about $101.6 million. The company expects to complete the construction of phase one in the third quarter of 2009.

Tsining JunJing II Phase two

Phase two of JunJing II consists of 12 middle-rise and high-rise buildings and is expected to start construction during the second quarter of 2009 and should begin contributing revenue from third quarter of 2009 or the first quarter of 2010. The total revenues from phase two are expected to be about $94.1 million.

Revenues from projects completed

Tsining JunJing I

Project Tsining JunJing I’s revenues for the year 2008 decreased 97.1 percent to $264,066 from $8,964,783 in 2007 because the project was completed and most units were delivered in 2006 and the sale of additional residential and retail units occurred in 2007. The revenues in 2008 came from the sales of a few remaining retail units and parking spaces.

Tsining JunJing I revenues in 2007 declined 77.4 percent to $8,964,783 from $39,670,186 in 2006 due to the fact that the project was completed and most units were delivered in 2006. The 2007 revenues came from the sale of additional residential and commercial units in the project.

Tsining-24G

Project Tsining-24G’s revenues for the year 2008 decreased 99.9 percent to $27,243 compared with $25,198,128 for the year 2007, due to the completion of the residential, hotel, and retail project in the second quarter 2007, when most of the revenues were recognized using the full accrual method of accounting. The sale of the hotel portion of the building and most retail spaces in Tsining-24G were recognized in second quarter 2007 revenues. The revenues in 2008 resulted from the sales of a few remaining retail and parking spaces.

Project Tsining-24G revenues in 2007 grew 93.9 percent to $25,198,128 compared with $13,000,694 in 2006. The increase was due to the block sale of the hotel portion of one building in 2007.

Other Projects

Revenues in 2008 for other projects decreased 92.7 percent to $237,964 compared with $3,245,875 in 2007. All remaining units from the company’s projects completed that are not listed above are included in other projects. The decrease in revenues in 2008 was primarily due to the absence of the sales of a residential-commercial building, which was rented out before the sales and several residential units in the company's previously completed projects in 2007.

Revenues in 2007 for other projects were $3,245,875, up 231.6 percent compared with $976,294 in 2006. The increase in 2007 was primarily due to the sale of an occupied residential-commercial building and the sale of several units in the company’s older projects.

Other income

Other income includes rental income, revenues from disposal of fixed assets as well as government’s allowance for the equivalent cost of interest on the company’s investments required to support infrastructure construction, plus continued river management and suburban planning for the entire Baqiao high-technology industrial park. We recognized $2,159,784  as other income in 2008 compared with $333,525 in 2007. Also in 2008, we generated a minor amount of revenue from leasing commercial units, parking spaces, and ancillary facilities in our completed projects. Other income in 2007 decreased 26.3 percent to $333,525 from $452,312 in 2006 primarily due to the absence in 2007 of a property clean-up project performed in 2006.

Cost of properties and land

2008 – The cost of properties and land in 2008 decreased 50.3 percent to $21,473,426 compared with $43,221,757 in 2007. The decrease was primarily as a result of the lower number of projects sold. In 2008, we had one project recognize a portion of pre-sales using the percentage of completion method of accounting, compared with sales of two projects in 2007 using the full accrual method of accounting.

Revenues and the cost of revenues from Project Tsining JunJing II phase one began to be recognized in the second quarter 2008 and are being recognized using the percentage of completion method of accounting. The revenues and cost of revenues for Tsining-24G, most of which was sold in the first quarter 2007, were recognized using the full accrual method of accounting.

2007 – The cost of sales in 2007 increased 17.6 percent to $43,221,757 compared with $36,749,683 in 2006. The primary sources of the higher cost were the Baqiao infrastructure construction and land development projects that were new in 2007.

Gross profit and profit margin

2008 – Gross profit for 2008 was $4,992,420, down 83.7 percent from $30,691,093 in 2007. The gross profit margin for 2008 was 18.9 percent compared with 41.5 percent in 2007. The decrease in the gross profit was due to the smaller number of projects on sale in 2008 and the sales of residential units in 2008 had lower profit margins than the premium-priced retail and residential units sold in 2007 and the sale of land in 2007 had a better margin. Most buildings sold in 2008 were in the Tsining JunJing II residential project, which included the first units in the project that were negotiated in 2007 at attractive prices to stimulate the market interest and encourage future sales.

2007 – Gross profit for 2007 was $30,691,093, up 76.9 percent from $17,349,803 in 2006. The gross profit margin for 2007 was 41.5 percent compared with 32.1 percent in 2006. The increases in gross profit and gross profit margin were primarily due to the Baqiao land development and infrastructure construction projects in 2007 that were not part of the company in 2006.

Selling, general, and administrative expenses

2008 – Selling, general, and administrative expenses for 2008 increased 191.1 percent to $8,497,562 from $2,919,360 in 2007. The increase in selling, general, and administrative expenses was due primarily to the following reasons:

1.    Higher advertising, marketing, and selling expenses totaled $2,146,520 in 2008 compared with $781,998 in 2007. Advertising and sales promotion costs are expensed as incurred. The higher advertising, marketing, and selling expenses resulted from the Company’s aggressive marketing campaign during 2008 for Tsining JunJing II phase one project, which included advertising and fully furnished showrooms where potential buyers could see possible layouts and decorative effects. These showrooms have attracted hundreds of potential buyers and continue to create buyer interest and result in additional pre-sales purchase agreements.

2.    During the fourth quarter of 2008, we completed the formation of the Puhua with Prax Capital. Start-up costs totaling $637,522 were expensed in 2008. We had no similar start-up costs in 2007.

3.    An increase in allowance for bad debts. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimated uncollectible amounts are based on historical collection experience and a review of the current status of trade accounts receivable. We booked an allowance for doubtful accounts of $1,429,070 in 2008 compared with $94,514 in 2007.

In 2008, we estimated the allowance based on each account and we discussed all accounts over 6 months and any amounts over 1 year because it is conservative given the economic down-turn and circumstances at that time. A big portion of the allowance is due to a customer refusing to pay and the dispute is in the legal process. We have classified this as uncollectable. There was an allowance of $94,514 in 2007.

4.   Higher professional expenses that resulted from the Company’s upgrade to NASDAQ where its common shares began trading in May 2008. The Company believes its listing on NASDAQ will provide more liquidity and transparency for shareholders and additional financing flexibility for the company. Audit, legal, and other professional costs totaled $1,405,178 in 2008 compared with $392,251 in 2007.

5.   Higher stamp tax and land use tax paid in 2008 due to changes in local regulations that caused us to recognize $429,593 for those taxes in 2008 compared with $6,964 in 2007.

6.   Debt issuance costs are capitalized as deferred financing cost and amortized on a straight line basis over the term of the debt. The amortization of debt issuance costs for 2008 was $148,606 and no such costs were incurred in 2007.

7.   Higher administrative expenses occurred in 2008.  Due to the increase of management’s salary and bonus of $ 899,157 and the $ 744,647 increase on employee salary of subsidiaries. And also $241,403 property management fee was higher charged in 2008 than $104,160 in 2007.

2007 – Selling, general, and administrative expenses for 2007 decreased 8.7 percent to $2,919,360 from $3,197,310 in 2006. The decrease in selling, general, and administrative expenses was due primarily to the benefits from the Enterprise Resources Planning system adopted by the Company in 2007 to control expenses.

Stock-based compensation

2008 – The Company recorded a $3 million noncash expense for restricted common shares during the third quarter of 2008, which was related the Company’s incentive program for performance achieved in 2007. The Company also recorded a $78,600 noncash expense as we issued shares to certain directors and officer as part of their 2008 salary.

2007 and 2006– The Company did not incur any stock-based compensation cost in 2007 or 2006.

Other expenses

Other expenses mainly consist of the losses (gains) related to the cleanup of fixed assets, donations to charitable organizations, late delivery settlements, and maintenance costs.

2008 – Other expenses in 2008 increased 414.8 percent to $295,595 compared with $57,416 in 2007. The other expenses in 2008 include $146,412 (RMB 1,000,000) in donations to earthquake relief funds in China.

2007 – Other expenses in 2007 decreased 80.9 percent to $57,416 compared with $301,158 in 2006. The 2007 decline was primarily due to the 2007 absence of the expenses in 2006 associated with the normal added fixtures and finishing in the Tsining JunJing I and Tsining-24G projects desired by the customers to reach final satisfaction.

Operating profit and operating profit margin

Operating profit is defined as gross profit minus selling, general, and administrative expenses, stock-based compensation, and other expenses.

2008 – Operating loss in 2008 was $(6,879,337) compared with income of $27,714,317 in 2007, down 124.8 percent, primarily due to lower gross profit on the residential portion of Tsining JunJing II, the absence of high operating profit from the Tsining-24G commercial spaces sold in the first quarter of 2007 and the higher profit from the land sale in 2007, and higher selling, general, and administrative expenses in the 2008 that included higher professional expenses associated with the listing on the NASDAQ stock market and the non-cash stock-based incentive compensation in 2008. As a result, the operating profit margin was (26.0)% for the 2008 compared with 37.5% for 2007.

2007 – Operating profit in 2007 increased 100.1 percent to $27,714,317 from $13,851,335 in 2006, due primarily to higher revenues in 2007 from the Baqiao infrastructure construction and from land development sales at attractive profit margins. The profit margin increased to 37.5 percent in 2007, compared with 25.6 percent in 2006, primarily due to the attractive pricing and low costs associated with the two Baqiao projects listed above.

Interest expense

2008 – Interest expense in 2008 decreased 18.5 percent to $1,346,183 from $1,652,349 in 2007. The decrease was primarily due to the capitalization of interest directly related to the construction. We capitalized $4.7 million in year ended December 31, 2008 compare to $3.5 million during the same period of 2007. In mid-2008, the company signed a RMB 1 billion (about $147 million) construction credit line agreement with China Construction Bank. During 2008, we drew down about $22 million in the credit line. The loan from China Construction Bank has an interest rate that floats at 110 percent of the People’s Bank of China reference rate.

2007 – Interest expense in 2007 increased 471.6 percent to $1,652,349 from $289,083 in 2006. The increase in 2007 was due primarily to the financing associated with the purchase of the company that owned the exclusive right to develop the Baqiao project and to perform the related infrastructure construction.

Change in fair value of embedded derivatives

We are using the CRR Binomial Lattice Model to estimate the fair values of warrants liability and embedded derivatives. The CRR model depends on the following assumptions: the price of the Company’s common stock underlying the warrants; the strike price; the conversion price; expected life; expected volatility; risk free interest rate; and dividend rate. We have used the CRR Binomial Lattice Model in the past 3 years and do not expect any significant changes to assumptions expect common share price and the volatility.

The fair values of warrants liability and embedded derivatives have changed during the past few years according to the valuation models and the fair values are positively related to the market share price movement and the volatility. During the fiscal year 2008, the Company’s common stock price decreased, which also caused the decrease of the fair values. We estimated the fair values of warrants liability and embedded derivatives every quarter and recognized the change of fair values as gain or lose in our current quarter’s income statement. During the fiscal year 2008, we recognized approximately $4.93 million as change in fair value of warrants and $3.17 million as change in fair value of embedded derivatives.

Investor Warrants:	1/28/2008	12/31/2008
Strike price	6.07	6.07
Market price	4.25	1.29
Valuation date	1/28/2008	12/31/2008
Expiry date	2/28/2013	2/28/2013
Volatility	75.00%	90.00%
Risk free rate	2.80%	1.33%
Option value	2.37894	0.45822

# of warrants	1,437,467	1,437,467

Value	3,419,653	658,682

Investor Warrants: 5-7-2007	12/31/2007	12/31/2008
Strike price	4.50	4.50
Market price	5.01	1.29
Valuation date	12/31/2007	12/31/2008
Expiry date	5/9/2012	5/9/2012
Volatility	75.00%	90%
Risk free rate	3.35%	1.09%

Option value	0.76285	0.16402

# of warrants	2,733,252	2,731,382

Value	2,085,073	448,011

Warrants issued through private placement	12/31/2007	12/31/2007	12/31/2007	12/31/2007	12/31/2007	12/31/2007
Strike price	3.31	3.31	3.31	3.31	3.31	3.31
Market price	5.01	5.01	5.01	5.01	5.01	5.01
Valuation date	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2009
Expiry date	6/28/2009	7/7/2009	8/21/2009	6/28/2009	7/7/2009	8/21/2009
Volatility	75.00%	75.00%	75.00%	75.00%	75.00%	75.00%
Risk free rate	3.20%	3.20%	3.20%	3.20%	3.20%	3.20%
Option value	2.53781	2.54870	2.60163	2.53781	2.54870	2.60163

# of warrants	99,231	11,536	75,000	8,770	1,020	17,574

Value	251,829	29,402	195,122	22,257	2,600	45,721

Warrants issued through private placement	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008
Strike price	3.31	3.31	3.31	3.31	3.31	3.31
Market price	1.29	1.29	1.29	1.29	1.29	1.29
Valuation date	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2009
Expiry date	6/28/2009	7/7/2009	8/21/2009	6/28/2009	7/7/2009	8/21/2009
Volatility	90.00%	90.00%	90.00%	90.00%	90.00%	90.00%
Risk free rate	0.27%	0.27%	0.30%	0.27%	0.27%	0.30%
Option value	0.03720	0.04086	0.06394	0.03720	0.04086	0.06394

# of warrants	99,231	11,536	75,000	8,770	1,020	17,574

Value	3,692	471	4,796	326	42	1,124

Conversion Option Valuation:	1/28/2008	12/31/2008
Strike price	5.57	5.57
Market price	4.25	1.29
Valuation date	1/28/2008	1/28/2008
Expiry date	2/28/2013	2/28/2013
Volatility	75.00%	90.00%
Risk free rate	2.80%	1.31%
Option value	2.43041	0.47060

Host Value - principal	9,000,000	9,000,000
Host Value - interest (1)	0	0

Shares issuable on conversion	1,615,799	1,615,799

Host Value - principal	3,927,375	760,398
Host Value - interest (1)	0	0

Option value - total	3,927,375	760,398

Derivative value	3,927,375	760,398

In 2006, 2007, and 2008 the company issued warrants in conjunction with the issuance of common shares or Convertible Debt. The warrants permit the shareholders to buy additional common shares at the prices specified in the warrant agreements.

In 2008, shareholders exercised a total of 1,870 warrants to buy a total of 1,870 common shares. A shareholder typically only exercises a warrant to buy common shares when the stock price is higher than the warrant exercise price, the shareholder pays the exercise price and the company covers the difference between the warrant exercise price and the share price at the time of conversion.

The company was required to estimate the fair value of its remaining warrants outstanding and adjust the value as needed, and it chose to use the Cox-Ross-Rubinstein Binomial Lattice valuation model to estimate their fair value.

The change in fair value of warrants of $(4,932,961) in 2008 consisted of the periodic adjustment to the estimated cost to the company to provide the common shares, assuming that all the warrants will be exercised sometime in the future. The basis for estimating the cost to provide those common shares was provided by the valuation model.

Security registration expenses

Pursuant to the agreement with the investors of the 5% Senior Secured Convertible Debt (Note 14), the Company was required to pay the investors certain late registration payments (“Late Payments”) if the company failed to file a Registration Statement within 60 days after the closing date of the 5% Senior Secured Convertible Debt. The Company commenced negotiations with the investors of the 5% Senior Secured Convertible Debt to waive the Late Payments in December 2008, as both parties believed that the registration statement would become effective within a short period of time. However, as the registration statement has not become effective as of September 2009, the investors of the 5% Senior Secured Convertible Debt have decided to claim the Late Payments. The Company has decided to present the Late Payments as security registration expenses.

The accrued security registration expenses were $613,483 for the year ended December 31, 2008. The Company had no such expenses in the same period of 2007.

Provision for income taxes

During the fourth quarter of 2008, the local tax authority conducted a tax examination and reached a tax settlement with us regarding our income tax liability; we realized a gain of $12,712,153, which is included in the provision for income taxes. Local tax authority examined the Company’s tax records and issued an income tax settlement report. As a result, the company adjusted its provision for income taxes to $(10,490,833) compared with the $8,743,556 provision recorded in 2007.

The effective tax rate was 34.4 percent for 2007 and 33.3 for 2006. The slightly higher effective rate is due primarily to one of the company’s operations whose required structure entails owning two subsidiaries that create costs that cannot be used to reduce the company’s tax obligation.

Noncontrolling interest
We recorded $(159,564) noncontrolling interest attributable to the minority shareholder of Puhua and Success Hill, which is relate to the formation of Puhua in the fourth quarter of 2008. We did not have any noncontrolling interest in 2007.

Net income attributable to China Housing & Land Development, Inc.

2008 – Net income attributable to China Housing & Land Development, Inc. in 2008 decreased 46.4 percent to $8,942,370 from $16,686,116 in 2007.

As explained above, the decrease in net income attributable to China Housing & Land Development, Inc. was due primarily to the absence of a land sale, fewer projects in the sales cycle, lower gross profit, higher selling, general, and administrative expenses, the restricted common stock issued in 2008 as incentive compensation for the year 2007, and accretion on Convertible Debt, partly offset by the change in the fair value of warrants and embedded derivatives and the tax settlement in fourth quarter of 2008.

2007 – Net income attributable to China Housing & Land Development, Inc. for the year 2007 increased 84.4 percent to $16,686,116 from $9,050,810 for the year 2006. The increase was primarily due to the 2007 revenue from the land sale and infrastructure project related to the Baqiao project, partly offset by the absence of the 2006 sales of the Tsining JunJing I and Tsining-24G projects, the 2007 change in the fair value of the warrants, and the higher interest expense associated with borrowings to acquire the Baqiao project in 2007.

Basic and diluted EPS attributable to China Housing & Land Development, Inc.

2008 – Basic EPS attributable to China Housing & Land Development, Inc. were $0.29 in 2008, down 53.2 percent from $0.62 in 2007. Diluted EPS attributable to China Housing & Land Development, Inc. were $0.28 in 2008, down 54.8 percent from $0.62 in 2007. The increases in the weighted average shares outstanding in 2008 compared with 2007 were due to the restricted common shares issued in the third quarter 2008 as incentive compensation for the year 2007 performance.

2007 – Basic and diluted EPS attributable to China Housing & Land Development, Inc. were $0.62 in 2007, up 37.8 percent from $0.45 in 2006. The basic and diluted EPS attributable to China Housing & Land Development, Inc. were both $0.62 in 2007 because the warrants were anti-dilutive. Likewise, the basic and diluted EPS attributable to China Housing & Land Development, Inc. were both $0.45 in 2006 for the same reason.

Common shares used to calculate basic and diluted EPS attributable to China Housing & Land Development, Inc.

2008 — The weighted average shares outstanding used to calculate the basic EPS attributable to China Housing & Land Development, Inc. were 30,516,411 shares in 2008 and 26,871,388 shares in 2007. The weighted average shares outstanding used to calculate the diluted EPS attributable to Cina Housing & Land Development, Inc. were 30,527,203 shares in 2008 and 26,871,388 shares in 2007. The increase was primarily due to the incentive shares we issued to certain managements for their 2007 performance.

2007 — Basic and diluted EPS attributable to China Housing & Land Development, Inc. were based on weighted average shares outstanding of 26,817,388 for 2007 and 20,277,615 for 2006. The 32.3 percent increase in the weighted average shares outstanding was due to the common shares with warrants issued in 2007, as well as the common stock with warrants that were issued in 2006.

Gain on foreign exchange

The company operates in China and accounts in the Chinese renminbi but reports its financial results in U.S. dollars, based on the exchange rates of the two currencies. During 2006, 2007, and 2008, the renminbi appreciated in value against the U.S. dollar, which, when translating the operating results and financial positions at different exchange rates, created the accrued gain on foreign exchange.

Cash flow discussion

2008 – The increase in cash for the year 2008 was $34,346,145  compared with $2,007,132 in 2007.

Cash flow from operating activities in 2008 decreased 436.9 percent to $(29,076,621) from $8,611,383 in 2007, primarily due to the operating cash outflow associated with the development of Tsining JunJing II phase one.

The use of cash in investing activities in 2008 was $(510,713), which was 98.0 percent less than 2007, primarily due to the increase of the restricted cash and the absence of the subsidiary acquisition. We acquired 100 percent equity of New Land in March 2007.

Cash flow from financing activities in 2008 provided $63,933,479, up 247.2 percent from 2007, primarily due to $29,268,913 net proceeds from the creation of the joint venture with Prax Capita, the $19,230,370 proceeds from the Convertible Debt offering in January 2008  and funds from construction loans with banks that totaled $46,054,762, partly offset by payments on loans totaling $25,905,804.

In mid-2008, the company signed a RMB 1 billion (about $147 million) construction credit line agreement with China Construction Bank to support the company’s development projects. The company has been granted a total RMB 150 million (approximately $22 million) loan for the JunJing II phase one project and expects another RMB 150 million (approximately $22 million) loan once the JunJing II phase two project begins.

2007 – The increase in cash for the year 2007 was $2,007,132 compared with $358,864 in 2006.

Cash flow from operating activities in 2007 increased 35.75 percent to $8,611,383 from 2006, this was primarily due to higher net income from the sale of real estate and profit from the sale of a land use right.

Cash flow from investing activities in 2007 consumed $25,020,248, up 70.4 percent from 2006, primarily due to higher expenditures to acquire a company that held the right to develop the Baqiao project, and the absence of the 2006 purchases of buildings, equipment, and automobiles.

Cash flow from financing activities in 2007 provided $18,415,997, up 111.8 percent from $8,696,388 in 2006, primarily due to the issuance of common stock and warrants, which was partly offset by payments on loans.

Debt leverage

Total debt consists of the sum of the balance sheet lines titled Payable to New Land’s previous shareholders, Loans from employees, Loans payable and Convertible Debt.

2008 – Total debt outstanding as of December 31, 2008 was $59,186,304 compared with $27,922,125 on December 31, 2007.

Net debt outstanding (total debt less cash) as of December 31, 2008 was $20,955,952 compared with $25,469,759 on December 31, 2007. The company's net debt as a percent of total capital (net debt plus shareholders' equity) was 15.6 percent on December 31, 2008 and 27.8 percent on December 31, 2007. The decrease in net debt as a percent of total capital was primarily due to the increase of cash. In the fourth quarter of 2008, we completed the formation of a joint venture and received $29.3 million in cash from Prax Capital for their share of the participation.

The Company has loans payable to previous shareholders of New Land totaling to $8,429,889 at December 31, 2008. $5,606,449 of the total relates to the acquisition of New Land and New Land’s original shareholders have agreed to extend the loan to December 31, 2009.  We had requested this extension in order to utilize the funds for our operations.

2007 – Total debt outstanding at year end 2007 was $27,922,125 compared with $29,707,492 at yearend 2006. Net debt outstanding (total debt less cash) at yearend 2007 was $25,469,759 compared with $28,219,588 at year end 2006. The Company’s net debt as a percent of total capital (net debt plus shareholders’ equity) was 27.79 percent at yearend 2007 and 59.49 percent at yearend 2006. The reduction in net debt leverage was primarily due to the issuance of common stock and warrants and the net reduction in loans.

Liquidity and capital resources

Our principal demands for liquidity are for the development of new properties, property acquisitions, and general corporate purposes. As of December 31, 2008, we had $38,230,352 of cash and cash equivalents, an increase of $35,777,986 compared with $2,452,366 of cash and cash equivalents as of December 31, 2007.

Financial obligations

As of December 31, 2008, we had total bank loans of $35,617,442 with a weighted average interest rate of 10.65 percent. Future scheduled maturities of loans payable were as follows:

Due Date	Outstanding Amount
2009-9-14	$3,371,198
2009-12-25	$5,130,084
2010-8-29	$5,130,084
2011-8-27	$21,986,076
Mortgage debt (total bank loans) is secured by the assets of the company.

Loans payable

Loans payable represent amounts due to various banks and are due on demand or normally due within one year. These loans generally can be renewed with the banks when the loans mature.

Most of the obligations of the company are tied to specific projects. The terms of the loans typically are 1 to 3 years. Loan extensions are determined by mutual agreement when the current term expires and both parties will consider the remaining time needed to complete the project. Most of these loans are payable when the project has been completed and the residents or businesses take possession.

The following table summarizes the company's loans payable that were outstanding as of December 31, 2008:

(Millions of dollars)	Balance	Interest rate	Due date

Xi'an Rural Credit Union	$3.37	9.53%	14-Sep-2009
Commercial Bank Weilai	$5.13	9.47%	25-Dec-2009
Commercial Bank Weilai	$5.13	10.21%	29-Aug-2010
China Construction Bank	$22.00	6.14%	28-Aug-2011

The currently indicated annual interest requirement on these loans totals about $3.8 million. The loan from China Construction Bank has an interest rate that floats at 110 percent of the People’s Bank of China reference rate.

The following table summarizes the amounts and types of the company's obligations and provides the estimated period of maturity for the financial obligations by class as of December 31, 2008:

Obligations Due by Period	1 year	1-3 years	3-5 years
(Millions of dollars)

Current liabilities:
Accounts payable	$10.53
Income taxes payable		$7.53
Other payables		$5.18
Advances (deposits) from customers		$9.26
Accrued expenses	$3.54
Accrued security registration expenses	$0.61

Long-term liabilities:
Warranties liabilities			$1.12
Deferred tax		$11.50
Fair value of embedded derivatives			$0.76
Convertible Debt			$13.62

Long-term debt:
Loans payable	$8.50	$27.13
Payable for acquisition of businesses	$8.43
Loans from employees		$1.52

Liquidity expectation

The company believes that the combination of present capital resources, internally generated funds, and unused financing sources are more than adequate to meet cash requirements for the year 2009.

We intend to meet our liquidity requirements, including capital expenditures related to the purchase of land for the development of our future projects, through cash flow provided by operations and additional funds raised by future financings. Upon acquiring land for future development, we intend to raise funds to develop our projects by obtaining mortgage financing from local banking institutions with which we have done business in the past. We believe that our relationships with these banks are in good standing and that our real estate will secure the loans needed. We believe that adequate cash flow will be available to fund our operations.

As part of our funding plan, on March 9, 2007, we entered into a Shares Transfer Agreement with the shareholders of New Land, pursuant to which we have acquired 32,000,000 shares of the New Land, constituting 100 percent equity ownership of New Land.

New Land is now in cooperation with the Baqiao District Government of Xi'an City in developing the Baqiao Science & Technology Industrial Park, a provincial development zone in Shaanxi Province. This acquisition has been completed, and the Company has the right to develop and sell 487 acres of property that has been targeted for new residential developments.

The majority of the company's revenues and expenses were denominated primarily in renminbi (RMB), the currency of the People's Republic of China. There is no assurance that exchange rates between the RMB and the U.S. dollar will remain stable. The company does not engage in currency hedging. Inflation has not had a material impact on the company's business.

Off-Balance Sheet Arrangements

Neither us, nor any of our subsidiaries has any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on their financial condition or results of operations.

Other events

On January 28, 2008, the company raised $20 million through the issuance of senior secured Convertible Debt to institutional investors. As part of the private placement, the company issued five-year senior secured Convertible Debt with an aggregate principal amount of $20 million that pays cash interest of 5 percent per annum. $9 million of the notes are convertible into common stock and carry an initial conversion price of $5.57 per share, which can be increased if certain stock price thresholds are met. Additionally, forced conversion can also occur at the Company’s discretion if certain stock price thresholds are met. The notes are secured by certain real estate assets and additionally through a pledge of common shares owned by Mr. Pingji Lu, the Company’s Chairman. Additionally, investors in the private placement were granted 1,437,467 five-year warrants with a strike price of $6.07 per common share, which are callable if certain stock price thresholds are met. Approximately 215,620 of the warrants are available as a management incentive if certain milestones are met.

On July 7, 2008, the company signed a strategic partnership agreement with the China Construction Bank Shaanxi Branch that establishes a RMB 1 billion (approximately  US$147 million) construction credit line to support the construction work of China Housing and its subsidiaries. The new strategic partnership is the first and only one of its kind for both China Housing & Land Development and China Construction Bank Shaanxi Branch. The agreement also establishes China Housing as a VIP client for the bank.

On October 13, 2008, the company announced that it recently began constructing its third dam on the Ba River, adjacent to the company's 487-acre Baqiao housing project. The dam is expected to be completed in the second quarter of 2009. The company expects to record $3.7 million in revenue and about $0.6 million in net income when the dam is finished. The company already has secured an infrastructure construction loan of about RMB 35 million (about $ 5.13 million) with the Xi'an Commercial Bank to finance this project. The dam will create a large lake about three meters deep on the Ba River that will increase the attractiveness and value of the Company's Baqiao housing project.

In early November 2008, China Housing and Prax Capital China Real Estate Fund I, Inc., entered into a joint agreement to develop 79 acres within China Housing’s Baqiao project. The joint venture was formed in late December 2008, subject to certain conditions and approvals, which were met. Prax Capital Real Estate Holdings Limited invested US$29.3 million cash in the joint venture, the joint venture acquired the land use rights early in the first quarter 2009 and the joint venture is proceeding with the project.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Other than the $622.74 in registration fees and approximately $60,000 in legal and accounting fees, which are subject to changes, the Company does not anticipate any other expenses.

DESCRIPTION OF PROPERTY

        Our principal executive offices are located at 6 Youyi Dong Lu, Han Yuan 4 Lou, Xi’An, Shaanxi Province, China 710054. This office consists of approximately 2,608.06 square meters which we own.

        Our properties are located in Xian, Shaanxi province in China. We own Tsining Building, and the Tsining Hanyuan House property with 116,232 square feet of floor area together with related fixtures and equipment.

        We believe that our properties are adequate for our current and immediately foreseeable operating needs. We do not have any policies regarding investments in real estate, securities or other forms of property.

PENNY STOCK

        The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•	the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person’s account for transactions in penny stocks, the broker or dealer must

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

        Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

LEGAL PROCEEDINGS

        From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse affect on business, financial condition or operating results.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has borrowed money from certain employees to fund the Company's construction projects. The loans bear interest ranging between 7% to 12% and the principal matures within one to three years. As of December 31, 2008, loans from employees amounted to $1,517,039 . As of September 30, 2009, loans from employees amounted to $2,198,196. The following table sets forth the largest aggregate amount of principal outstanding during fiscal 2008 and for the nine months ended September 30, 2009, and amounts of principal repaid and interest incurred during fiscal 2008 and for the nine months ended September 30, 2009.

	Fiscal 2008		Nine months ended September 30, 2009
Item	RMB	USD	RMB	USD

Highest aggregate amount of principal during the period	20,679,627	3,031,092	16,700,000	2,446,456

Principal repaid during the period	(10,329,627)	(1,514,053)	(1,715,000)	(251,238)
	10,350,000	1,517,039	14,985,000	2,195,218

Interest incurred during the period	1,780,700	256,278	1,062,005	155,478

        The Company does not allow borrowing by the employees from the Company. There are no buying/selling transactions between the employees and the Company. The employee loans were made at a time when the Company needed working capital to expand operation and the employees helped the Company by giving their loans. The loans were made at or below the then current market rate. Although we have the overall policy of not allowing related party transaction unless the Company benefits, we have no written policies and procedures for the review, approval, ratification of any related party transaction. All our directors and officers understand that they should not engage in any related party transactions and we have announced the rule to the employees of the Company a few times at different employee meetings. The Company will work with the audit committee to set up such written policies and procedures for the review, approval, ratification of any related party transaction.

        The following table sets forth all loans the Company and New Land, its subsidiary, have made with their employees during the period for which this report is provided.

Tsining & Newland (As of September 30, 2009)
First	Last		Ex Rate: 6.8262
Name	Name	Amount (RMB)	Amount (USD)
Yuewu	Bian	650,000	95,221
Yongan	Chang	200,000	29,299
Delin	Chen	250,000	36,624
Ying	Chen	350,000	51,273
Aiguo	Fu	600,000	87,897
Weiping	Fu	395,000	57,865
Yan	Huang	30,000	4,395
Fengrong	Jiao	4,575,000	670,212
Yuan	Jiao	70,000	10,255
Lanqiu	Kang	400,000	58,598
Jine	Li	210,000	30,764
Xuesong	Li	670,000	98,151
Yanming	Li	300,000	43,948
Wen	Liu	20,000	2,930
Pengfei	Liu	10,000	1,465
Meng	Luo	200,000	29,299
Fang	Nie	95,000	13,917
Jing	Ning	400,000	58,598
Li	Qi	150,000	21,974
Fang	Shen	275,000	40,286
Zhiyong	Shi	160,000	23,439
Yan	Tao	210,000	30,764
Xijing	Tao	330,000	48,343
Qiang	Tong	85,000	12,452
Shangyuan	Wan	320,000	46,878
Xiuqin	Wang	110,000	16,114
Wei	Wang	1,000,000	146,494
Zhongbiao	Wang	200,000	21,974
Qian	Xue	150,000	54,203
Zhongquan	Yang	370,000	21,974
Qi	Yao	150,000	29,299
Ganming	Yi	200,000	36,624
Bangxian	Yin	250,000	29,299
Chenyang	Zhang	200,000	43,948
Guangzhe	Zhang	300,000	146,494
Liexiang	Zhao	1,000,000	14,649
Jiaqun	Zhou	100,000	51,273
	Total	14,985,000	2,195,218

Tsining & Newland (As of December 31, 2008)
First	Last		Ex rate: 6.8225
Name	Name	Amount (RMB)	Amount (USD)
Zhongbiao	Wang	180,000	26,383
Qiang	Tong	90,000	13,192
Zhiyong	Shi	160,000	23,452
Fang	Shen	130,000	19,055
Enhu	Fan	100,000	14,657
Fengrong	Jiao	360,000	52,767
Ming	Hui	80,000	11,726
Yan	Huang	30,000	4,397
Weiping	Fu	340,000	49,835
Lijun	Lu	80,000	11,726
LieXiang	Zhao	500,000	73,287
Yongan	Chang	200,000	29,315
Yuewu	Bian	400,000	58,630
Zhongquan	Yang	340,000	49,835
Junfeng	Qiao	100,000	14,657
Shangyuan	Wan	320,000	46,904
Aiguo	Fu	1,200,000	175,889
Wen	Liu	20,000	2,931
Pengfei	Liu	10,000	1,466
Zhiyong	Shi	300,000	43,972
Chenyang	Zhang	200,000	29,315
Ganming	Yi	200,000	29,315
Jine	Li	210,000	30,781
Xuesong	Li	670,000	98,204
Fengrong	Jiao	2,045,000	299,743
Yuan	Jiao	70,000	10,260
Xiuqin	Wang	110,000	16,123
Fang	Shen	110,000	16,123
Qiang	Tong	10,000	1,466
Qian	Xue	150,000	21,986
Yuewu	Bian	190,000	27,849
Delin	Chen	250,000	36,643
Yan	Tao	130,000	19,055
Xijing	Tao	300,000	43,972
Meng	Luo	200,000	29,315
Lanqiu	Kang	400,000	58,630
Jiaqun	Zhou	100,000	14,657
Rensheng	Lu	45,000	6,596
Lijun	Lu	20,000	2,931
	Total	10,350,000	1,517,039

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our directors and executive officers are indemnified as provided by the Nevada Revised Statutes and our Bylaws. These provisions state that our directors may cause us to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him as a result of him acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment. Such indemnification is at the discretion of our board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        Effective on December 29, 2006, Kabani & Company, Inc, (“Kabani”) was dismissed as the independent accountant engaged to audit the financial statements of the Company.

        Kabani reported on the Company’s operating subsidiary Xi’an Tsining Housing Development Co., Ltd.‘s financial statements for the years ended December 31, 2005 and 2004. Kabani’s opinion did not contain an adverse opinion or a disclaimer of opinion, and was not qualified as to uncertainty, audit scope, or accounting principles. Kabani also reviewed the Company’s financial statements for the three months ended March 31, 2006, the three and six months ended June 30, 2006 and June 30, 2005, and for the three and nine months ended September 20, 2006 and September 30, 2005.

        During the Company’s most recent full fiscal years ended December 31, 2005 and 2004, there were no disagreements with Kabani on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Kabani, would have caused them to make reference to the subject matter of such disagreements in connection with their reports; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

        Effective on December 29, 2006 the Company has engaged Moore Stephens Wurth Frazer and Torbet. LLP, Certified Public Accountant and Consultants (“Moore Stephens”) with address at 135 South State College Boulevard, Suite 300, Brea, California 92821, as the new principal accountant to audit its financial statements. The decision to engage Moore Stephens was approved by the Company’s Board of Directors.

        During the fiscal years ended December 31, 2005, 2004 and 2003 and from December 31, 2005 through the engagement of Moore Stephens as the Company’s independent accountant, neither the Company nor anyone on its behalf has consulted Moore Stephens with respect to any accounting or auditing issues involving the Company. In particular, there was no discussion with Moore Stephens regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the Company’s financial statements.

        Effective as of December 10, 2007, Moore Stephens resigned as independent certified public accounting firm for the Company and was replaced by MSCM LLP, effective as of December 13, 2007.

        During the Company's year ended December 31, 2006, there were no disagreements with Moore Stephens on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Moore Stephens would have caused them to make reference to the subject matter of such disagreements in connection with their report and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

        Moore Stephens has not issued any report on the 2006 financial statements which contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was recommended and approved by the Audit Committee of the Board of Directors of the Company.

         During the years ended December 31, 2006 and 2005 and through the date of this current report, the Company did not consult with MSCM LLP on (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and MSCM LLP did not provide either a written report or oral advice to the Company that MSCM LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) the subject of any disagreement, as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

TRANSFER AGENT

        Our transfer agent is Securities Transfer Corporation. Its address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 to register the securities offered by this prospectus. For future information about us and the securities offered under this prospectus, you may refer to the registration statement and to the exhibits filed as a part of the registration statement.

         We file annual, quarterly and current reports, and other information with the SEC. Our filings are available to the public at the SEC’s website at  http://www.sec.gov  . You also may read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006

Report of Independent Registered Public Accounting Firm	F-2a

Consolidated Balance Sheet as of December 31, 2008, 2007 and 2006	F-3

Consolidated Statements of Income and Other Comprehensive Income for the Years Ended December 31, 2008, 2007 and 2006	F-4

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006	F-5

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2008, 2007 and 2006	F-6

Notes to Consolidated Financial Statements	F-7

Interim Condensed Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008 (Unaudited)	F-26

Interim Condensed Consolidated Statements of Income and Other Comprehensive Income for the Three and nine Months Ended September 30, 2009 and 2008 (Unaudited)	F-27

Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008 (Unaudited)	F-28

Condensed Consolidated Statements of Shareholders' Equity as of September 30, 2009 and December 31, 2008 (Unaudited)	F-29

Notes To Interim Condensed Consolidated Financial Statements	F-30

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of China Housing & Land Development, Inc.

We have audited the accompanying consolidated balance sheets of China Housing & Land Development, Inc., and subsidiaries (the “Company”) as at December 31, 2008 and 2007 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2008, the Company changed its method of revenue recognition.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its financial statements for the year ended December 31, 2008 to reflect the accrual of security registration expenses.

As discussed in Note 3 to the consolidated financial statements, such statements have been adjusted for the retrospective application of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which was adopted by the Company on January 1, 2009.

Signed: “MSCM LLP”

MSCM LLP
Toronto, Canada
March 25, 2009
except for Note 2 and Note 3 as to which the date is October 28, 2009 and December 4, 2009, respectively

F-2a

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
China Housing & Land Development Inc.

We have audited the accompanying consolidated statements of income and other comprehensive income, shareholders’ equity and cash flows of China Housing & Land Development Inc. and subsidiaries (the “Company”) for the year ended December 31, 2006. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company was not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of income and comprehensive income, shareholders’ equity and cash flows referred to above presents fairly, in all material respects, the results of the operations and its cash flows of China Housing & Land Development Inc for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP

Walnut, California
March 26, 2007

F-2b

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
As of December 31, 2008 and December 31, 2007

	December 31,	December 31,
	2008	2007
	(Restated - Notes 2 & 3)
ASSETS
Cash	$37,425,340	$2,351,015
Cash - restricted	805,012	101,351
Accounts receivable, net of allowance for doubtful
accounts of $1,278,156 and $94,514, respectively	813,122	12,107,882
Other receivables, prepaid expenses and other assets	446,497	567,308
Notes receivable, net	811,695	947,918
Real estate held for development or sale	60,650,011	40,986,931
Property and equipment, net	12,391,501	5,707,012
Assets held for sale	14,308,691	12,910,428
Advance to suppliers	704,275	2,071,549
Deposits on land use rights	47,333,287	29,694,103
Intangible assets, net	46,043,660	48,205,697
Deferred financing costs	622,118	55,451
Total assets	222,355,209	155,706,645

LIABILITIES
Accounts payable	$10,525,158	$9,311,995
Advances from customers	9,264,385	5,258,351
Accrued expenses	3,539,842	1,903,451
Accrued security registration expenses	613,483	-
Payable to New Land’s previous shareholders	8,429,889	11,413,229
Income and other taxes payable	7,532,730	22,711,981
Other payables	5,183,251	3,881,137
Loans from employees	1,517,039	2,388,862
Loans payable	35,617,442	14,120,034
Deferred tax liability	11,510,915	15,907,880
Warrants liability	1,117,143	2,631,991
Fair value of embedded derivatives	760,398	-
Convertible Debt	13,621,934	-
Total liabilities	109,233,609	89,528,911

SHAREHOLDERS' EQUITY
Common stock: $.001 par value, authorized 100,000,000 shares ; issued and outstanding 30,893,757 and 30,141,887 shares at December 31, 2008 and 2007, respectively	30,894	30,142
Additional paid in capital	31,390,750	28,381,534
Statutory reserves	3,541,226	2,885,279
Retained earnings	38,651,579	30,365,156
Accumulated other comprehensive income	10,397,801	4,515,623
Total China Housing & Land Development, Inc. shareholders’ equity	84,012,250	66,177,734

Noncontrolling interest	29,109,350	-
Total shareholders’ equity	113,121,600	66,177,734

Total liabilities and shareholders' equity	$222,355,209	$155,706,645

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Consolidated Statements of Income
For The Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Restated - Notes 2& 3)
REVENUES
Sale of properties	$24,306,062	$73,579,325	$53,647,174
Other income	2,159,784	333,525	452,312

Total revenues	26,465,846	73,912,850	54,099,486

COSTS AND EXPENSES
Cost of properties and land	21,473,426	43,221,757	36,749,683
Selling, general, and administrative expenses	8,497,562	2,919,360	3,197,310
Stock-based compensation	3,078,600	-	-
Security registration expenses	613,483	-	-
Other expenses	295,595	57,416	301,158
Interest expense	1,346,183	1,652,349	289,083
Accretion expense on Convertible Debt	968,962	-	-
Change in fair value of embedded derivatives	(3,166,977)	-	-
Change in fair value of warrants	(4,932,961)	632,296	-
Total costs and expenses	28,173,873	48,483,178	40,537,234

(Loss) income before provision for income taxes	(1,708,027)	25,429,672	13,562,252

(Recovery) provision for income taxes	(10,490,833)	8,743,556	4,511,442
NET INCOME	8,782,806	16,686,116	9,050,810

Less: Net loss attributed to noncontrolling interest	(159,564)	-	-

Net income attributable to China Housing & Land Development, Inc.	8,942,370	16,686,116	9,050,810

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	30,516,411	26,871,388	20,277,615

Diluted	30,527,203	26,871,388	20,277,615

EARNINGS PER SHARE ATTRIBUTABLE TO CHINA HOUSING & LAND DEVELOPMENT, INC.
Basic	$0.29	$0.62	$0.45

Diluted	$0.28	$0.62	$0.45

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
For The Years Ended December 31, 2008, 2007 and 2006
(Unaudited)

	2008	2007	2006
	(Restated - Notes 2 and 3)

NET INCOME	$8,782,806	$16,686,116	$9,050,810

OTHER COMPREHENSIVE INCOME (LOSS)
Gain in foreign exchange	5,882,178	3,617,405	655,435

COMPREHENSIVE INCOME	14,664,984	20,303,521	9,706,245

Less: Comprehensive loss attributable to noncontrolling interest	(159,564)	-	-

Comprehensive income attributable to China Housing & Land Development, Inc.	$14,824,548	$20,303,521	$9,706,245

The accompanying notes are an integral part of these consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For The Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(Restated - Notes 2 & 3)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,782,806	$16,686,116	$9,050,810
Adjustments to reconcile net income to cash
provided by (used in) operating activities:
Bad debt expense	1,420,434	-	509,435
Depreciation	454,728	423,932	354,444
Gain on disposal of fixed assets	15,167	(48,347)	(149,830)
Gain on income tax settlement	(12,712,153)	-	-
Amortization of stock issued for investor relations fees	-	131,400	-
Amortization of deferred financing costs	148,606	-	-
Amortization of intangible assets	-	1,157,758	-
Stock-based compensation	3,078,600	-	-
Change in fair value of warrants	(4,932,961)	632,296	-
Change in fair value of embedded derivatives	(3,166,977)	-	-
Accretion expense on Convertible Debt	968,962	-	-
Non-cash proceeds from sales	(166,148)	(10,783,201)	-
(Increase) decrease in assets:
Accounts receivable	10,758,758	(8,463,433)	(431,805)
Real estate	(23,463,229)	13,696,294	3,640,231
Advances to suppliers	1,600,308	(1,480,596)	11,930,759
Deposit on land use rights	(15,387,541)	(17,695,934)	-
Other receivables and deferred charges	(114,638)	658,893	(1,118,155)
Deferred financing costs	202,888	-	-
Increase (decrease) in liabilities:
Accounts payable	570,250	2,556,717	2,716,495
Advances from customers	3,576,253	2,066,546	(28,428,381)
Accrued expense	1,607,633	42,522	1,625,843
Other payable	1,003,031	(1,016,610)	(266,309)
Income and other taxes payable	(3,934,882)	10,047,030	6,909,809
Accrued security registration expenses	613,483	-	-
Net cash provided by (used in) operating activities	(29,076,622)	8,611,383	6,343,346

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash	(684,040)	1,039,410	591,312
Purchase of buildings, equipment and automobiles	(1,063,332)	(244,355)	(13,269,773)
Notes receivable collected	364,313	1,272,541	(2,246,025)
Proceed from sale of fixed assets	872,346	-	243,616
Acquisition of subsidiary	-	(27,087,844)	-
Net cash provided by (used in) investing activities	(510,713)	(25,020,248)	(14,680,870)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of Convertible Debt	19,230,370	-	-
Investment and advances from minority shareholder	29,268,914	-	-
Loans from bank	46,054,762	3,944,359	13,835,303

Payments on loans	(25,905,804)	(14,202,410)	(7,905,887)
Loans to or from employees, net	(1,018,357)	1,226,736	1,016,551
Repayment of loan from New Land previous shareholders	(3,704,820)	4,207,315	-
Proceeds from issuance of common stock and warrants	8,415	23,239,997	1,750,421
Net cash provided by financing activities	$63,933,480	$18,415,997	$8,696,388

INCREASE IN CASH	34,346,146	2,007,132	358,864

Effects on foreign current exchange	728,179	(35,750)	(9,976)

CASH, beginning of year	2,351,015	379,633	30,745

CASH, end of year	$37,425,340	$2,351,015	$379,633

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
For The Years Ended December 31, 2008, 2007 and 2006

							Accumulated
			Additional			Capital	other
	Common Stock		paid in	Statutory	Retained	contribution	comprehensive	Noncontrolling
	Shares	Par Value	capital	reserves	earnings	receivable	income	Interest	Totals
					(Restated - Notes 2 & 3)			(Restated - Note 3
BALANCE, December 31, 2005	20,000,000	$20,000	$5,442,798	$1,234,178	$6,279,331	$-	$242,783	-	$13,219,090
Common stock issued for cash at $3.25	619,223	619	1,749,802	-	-	-	-	-	1,750,421
Net income	-	-	-	-	9,050,810	-	-	-	9,050,810
Adjustment to statutory reserve	-	-	-	915,960	(915,960)	-	-	-	-
Capital contribution receivable	-	-	-	-	-	(5,462,798)	-	-	(5,462,798)
Foreign currency translation adjustment	-	-	-	-	-	-	655,435	-	655,435
BALANCE, December 31, 2006	20,619,223	$20,619	$7,192,600	$2,150,138	$14,414,181	$(5,462,798)	$898,218	-	$19,212,958
Common stock issued for consulting services	60,000	60	131,340	-	-	-	-	-	131,400
Common stock and warrants issued at $2.70	9,387,985	9,388	20,532,623	-	-	-	-	-	20,542,011
Common stock issued from warrants conversion	74,679	75	524,971	-	-	-	-	-	525,046
Net income (loss)	-	-	-	-	16,686,116	-	-	-	16,686,116
Adjustment to statutory reserve	-	-	-	735,141	(735,141)	-	-	-	-
Capital contribution receivable	-	-	-	-	-	5,462,798	-	-	5,462,798
Foreign currency translation adjustment		-	-	-	-	-	3,617,405	-	3,617,405
BALANCE, December 31, 2007	30,141,887	$30,142	$28,381,534	$2,885,279	$30,365,156	$-	$4,515,623	-	$66,177,734
Common Stock issued from warrants conversion	1,870	2	9,966	-	-	-	-	-	9,968
Stock based compensation	750,000	750	2,999,250	-	-	-	-	-	3,000,000
Initial investment from noncontrolling interest	-	-	-	-	-	-	-	29,268,914	29,268,914
Net income	-	-	-	-	8,942,370	-	-	(159,564)	8,782,806
Adjustment to statutory reserve	-	-	-	655,947	(655,947)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	5,882,178	-	5,882,178
BALANCE, December 31, 2008	30,893,757	$30,894	$31,390,750	$3,541,226	$38,651,579	$-	$10,397,801	29,109,350	$113,121,600

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Organization and Basis of Presentation

China Housing & Land Development, Inc., (the Company) is a Nevada corporation, incorporated on July 6, 2004 under the name Pacific Northwest Productions Inc., (Pacific). On May 5, 2006, the Company changed its name to China Housing & Land Development, Inc. The Company, through its subsidiaries, is engaged in acquisition, development, management, and sale of commercial and residential real estate properties located primarily in Xi'an, Shaanxi Province, People’s Republic of China (PRC or China).

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Xi'an Tsining Housing Development Company Inc. (Tsining ), Xi'an New Land Development Co. (New Land), Xi'an Hao Tai Housing Development Company Inc. (Hao Tai), Manstate Assets Management Limited (Manstate), Puhua (Xi’an) Real Estate Development Co., Ltd (75% interest) (Puhua), Success Hill Investments Limited (60% interest) (Success Hill) (collectively, the Subsidiaries). All inter-company accounts and transactions have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Tsining was established during May 1992 as a state-owned enterprise, whose former name is Xi’an New Star Group Real Estate Development Co. Ltd, and was reorganized as a limited liability company with equity capital invested by management personnel in September 1999 with registered capital of approximately $3,140,000 (RMB 26,000,000). On March 28, 2002, the registered capital of Tsining was increased to approximately $6,050,000 (RMB 50,000,000). On May 21, 2007, the registered capital of Tsining was further increased to $17,000,000 (RMB 132,838,270).

On April 21, 2006, Tsining entered into and closed a share purchase agreement with Pacific, incorporated in the state of Nevada in the United States of America. Pursuant to the purchase agreement, Pacific acquired all of the issued and outstanding capital stock of Tsining in exchange for 16,000,000 (post-split) shares of Pacific’s common stock.

Concurrent with the closing of the purchase agreement and as a condition thereof, Pacific entered into an agreement with Deljit Bains and Davinder Bains, its then executive officers, pursuant to which they each returned 4,000,000 (post-split) shares (8,000,000 shares in total) of Pacific common stock to Pacific for cancellation. They were not compensated in any way for the cancellation of their shares of Pacific common stock. Upon completion of the foregoing transactions, Pacific had an aggregate of 20,000,000 shares of common stock issued and outstanding.

As a result of the transaction, Tsining’s stockholders owned approximately 80% of the combined company and the directors and executive officers of Tsining became the directors and executive officers of Pacific. Accordingly, the transaction has been accounted for as a reverse acquisition of Pacific by Tsining resulting in a recapitalization of Tsining. Tsining was deemed to be the purchaser and surviving company for accounting purposes.

On May 5, 2006, Pacific changed its name to China Housing & Land Development, Inc. and the stockholders approved a stock dividend of seven shares for each share held, which has been accounted for as an eight to one forward stock split. All shares and per share data have been restated retrospectively.

On March 9, 2007, the Company acquired 100% of the equity of New Land.

New Land was originally incorporated in September 2003 in Xi’an City in Shaanxi province, China. In 2006, New Land entered into an agreement with the Baqiao District Government of Xi’an City to develop Baqiao Science & Technology Industrial Park (“Baqiao Park”), a provincial development zone in Shaanxi Province, to establish a joint venture for New Land to develop and purchase approximately 487 acres in Baqiao Park. The agreement covers the period from July 2006 to June 2011. New Land is responsible for the installation and maintenance of all basic infrastructure, including water, electricity, and gas supply, along with telecommunication and sewer systems. In return, New Land has been given the exclusive right to obtain 487 acres of land use rights (“Baqiao Project”).

On June 19, 2007, New Land established Xi’an Hao Tai Housing Development Company Inc. (“Hao Tai”) for the purpose of obtaining, developing, and trading land use rights in China. Hao Tai is 100% owned by New Land and received its formal business license from the government in July 2007.

On November 10, 2008, the Company entered into a framework agreement with Prax Capital China Real Estate Fund I, Ltd., (“Prax Capital”) to develop 79 acres within the Company’s Baqiao Project site. Pursuant to the Agreement, as of December 31, 2008, Prax Capital Real Estate Holdings Limited has invested US$29,270,000 into Success Hill for an ultimate 25% interest in Puhua with various distribution rights. Prax Capital’s interest is recorded as noncontrolling interest in the consolidated financial statements. The Company holds the remaining 75% interest in Puhua directly and indirectly through Manstate and Success Hill.

Note 2—Restatement of Security Registration Expenses

Pursuant to the agreement with the investors of the 5% Senior Secured Convertible Debt (Note 14), the Company was required to pay the investors certain late registration payments (“Late Payments”) if the Company failed to file a Registration Statement within 60 days after the closing date of the 5% Senior Secured Convertible Debt. The Company commenced negotiations with the investors of the 5% Senior Secured Convertible Debt to waive the Late Payments in December 2008, as both parties believed that the registration statement would become effective within a short period of time. However, as the registration statement has not become effective as of September 2009, the investors of the 5% Senior Secured Convertible Debt have decided to claim the Late Payments. Because the Company failed to accrue the Late Payments, the Company restated the 2008 year end, 2009 quarter one and 2009 quarter two consolidated financial statements to accrue the corresponding expenses.

The restatement had the following impact on the Company’s previously reported results of operations for the year ended December 31, 2008:

For The Year
Ended
December 31,
2008

Security registration expenses as previously reported	$-
Adjustment to accrue security registration expenses	613,483

Security registration expenses as restated	$613,483

Net income as previously reported	$9,396,289
Adjustment to accrue security registration expenses	(613,483)

Net income as restated	$8,782,806

Basic earnings per share
As previously reported	$0.31
As restated	$0.29

Diluted earnings per share
As previously reported	$0.30
As restated	$0.28

December 31,
2008
Accrued security registration expenses as previously reported	$-
Adjustment to accrue security registration expenses	613,483

Accrued security registration expenses as restated	$613,483

Prior to the restatement, the Company did not accrue the Late Payments. After the restatement, the Company presented the Late Payments as security registration expenses.

Note 3 — Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Tsining, New Land, Hao Tai and Manstate, its 75% interest in Puhua and 60% interest in Success Hill. All inter-company accounts and transactions have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in conformity with GAAP.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting Currency and Foreign Currency Translation

As of December 31, 2008, the accounts of the Company and its Subsidiaries are maintained in their functional currency, the Chinese Yuan Renminbi ("RMB"). The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation”. According to SFAS No. 52, all assets and liabilities of the Subsidiaries are translated at the exchange rate on the balance sheet date, shareholders' equity is translated at the historical rates and the statements of income and cash flows are translated at the weighted average exchange rate for the year. The resulting translation adjustments are reported under comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income."

Foreign exchange rates used:

	December 31, 2008	December 31, 2007	December 31, 2006
Period end RMB/U.S. Dollar exchange rate	6.8225	7.2946	7.8041

Average RMB/U.S. Dollar exchange rate	6.9483	7.6058	7.9723

Revenue Recognition

Effective January 1, 2008, the Company changed its revenue recognition policy for sales of development properties to the percentage of completion method. Previously, the full accrual method was used. The percentage of completion method is based on estimated costs incurred. The change is preferable as it accurately reflects the business activity of the Company and matches revenues with the costs incurred in the pursuit of such revenue. SFAS No. 154, "Accounting Changes and Error Corrections," requires that a change in accounting policy be reflected through retrospective application of the new accounting policy to all prior periods, unless it is impracticable to do so. The Company has determined that retrospective application to periods prior to January 1, 2008 is not practical as the necessary information needed to restate prior periods is not available. Therefore, the Company began to apply the percentage completion method on a prospective basis beginning January 1, 2008.

Real estate sales are reported in accordance with the provisions of SFAS No. 66, "Accounting for Sales of Real Estate". Profit from the sales of real estate properties, is recognized by the percentage of completion method on the sale of individual units when all the following criteria are met:

a.	Construction is beyond a preliminary stage.

b.	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit or interest.

c.	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

d.	Sales prices are collectible.

e.	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds shall be accounted for as deposits until the criteria are met.

Under the percentage of completion method, revenues from condominium units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Significant judgments and estimates related to applying the percentage of completion method include the Company’s estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. Fluctuations in sale prices and variances in costs from budgets could change the percentages of completion and affect the amount of revenue and costs recognized. Changes in total estimated project costs or losses, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is included in account receivable. As of December 31, 2008, the related account receivable balance was $299,745 ( 2007 and 2006 – $Nil). Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under advances from customers. As of December 31, 2008 and 2007, the related advances from customers were $9,264,385 and $5,258,351, respectively.

For Company’s financed sales, the Company recognizes sales based on the full accrual method provided that the buyer's initial and continuing investment is adequate according to SFAS No. 66, “Accounting For Sales of Real Estate”. The initial investment is the buyer's down-payment less the loan amount provided by the Company. Interest on these loans is amortized over the term of the loans.

For land sales, the Company recognizes revenue when title of the land development right is transferred and collectability is assured.

Real estate rental income is recognized on the straight-line basis over the terms of the tenancy agreements.

For the reimbursement on infrastructure costs, the Company recognizes income, which is at a value agreed to by the Company and the government of the PRC, when they enter into a binding agreement.

Real Estate Capitalization and Cost Allocation

Real estate held for development or sale consists of residential and commercial units under construction and units completed. Construction in progress includes costs associated with development and construction of the Baqiao project, the JunJing II project and prepayment paid on the Tang Du project.

The Company leases land for the residential and commercial unit sites under land use rights from the government of the PRC.

Real estate held for development or sale is stated at cost or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs and development costs, including predevelopment costs, engineering costs, interest on indebtedness, real estate taxes, wages, insurance, construction overhead and indirect project costs. All costs are accumulated by specific projects and allocated to residential and commercial units within the respective projects. Selling and advertising costs are expensed as incurred. Total estimated costs of multi-unit developments are allocated to individual units based upon specific identification methods.

Land and land improvement costs include cost of land use rights, land improvements, and real estate taxes. Appropriate costs are allocated to projects on the basis of acreage, dwelling units and relative sales value.

Land and land improvements applicable to apartments and retail space are transferred to construction in progress when construction commences.

When real estate costs are determined to be impaired, they are written down to their estimated net realizable value. The Company evaluates the carrying value for impairment based on the undiscounted future cash flows of the assets. Write-downs of real estate costs deemed impaired would be recorded as adjustments to the cost basis. No impairment loss was incurred or recorded for the year ended December 31, 2008 (December 31, 2007 - $Nil and 2006 - $79,665).

No depreciation is provided for construction in progress.

Capitalization of Interest

In accordance with SFAS No.34, “Capitalization of Interest Cost”, interest incurred during and directly related to construction is capitalized to construction in progress. All other interest is expensed as incurred.

For the year ended December 31, 2008, interest incurred by the Company was $4,659,778 (December 31, 2007 - $3,454,862 and 2006 - $2,245,021) and capitalized interest for the same period was $3,313,595 (December 31, 2007 - $1,904,096 and 2006-$1,975,588).

Concentration of Risks

The Company sells residential and commercial units to residents and small business owners and the Company sells land to other real estate developers. There was no major customer that accounted for more than 5% of the sales for the year ended December 31, 2008. One customer accounted for approximately 44% of accounts receivable as at December 31, 2008.  The Company had four major customers that accounted for approximately 62% of the Company’s sales for the year ended December 31, 2007. One of these customers accounted for 84% of accounts receivable as at December 31, 2007. The Company has no major customer that accounts for more than 5% of revenue for the year ended December 31, 2006.

The Company is dependent on third-party sub-contractors, manufacturers, and distributors for all of construction services and supply of construction materials. Construction services or products purchased from the Company's five largest subcontractors/suppliers accounted for 30% of total services and supplies for the year ended December 31, 2008 (December 31, 2007 - 56% and  December 31, 2006 – 41%).

Accounts payables to these subcontractors/suppliers amounted to $4,490,185 at December 31, 2008 (December 31, 2007 - $1,723,020).

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC and by the general state of the PRC’s economy. The Company's business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Cash and Concentration of Risk

Cash includes cash on hand and restricted cash in accounts maintained with state-owned banks within the PRC. Total cash in state-owned banks at December 31, 2008 amounted to $38,230,352 (December 31, 2007 - $2,452,366) of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts.

Restricted Cash

The bank grants mortgage loans to home purchasers and will transfer these amounts to the Company's bank account once title passes. If the homes are not completed and the new home owners have no ownership documents to secure the loan, the bank will deduct 10% of the home owner's loan from the Company's bank account and transfer that amount to a designated bank account classified on the balance sheet as restricted cash. Interest earned on the restricted cash is credited to the Company's normal bank account. The bank will release the restricted cash after home purchasers have obtained the ownership documents to secure the mortgage loan. Total restricted cash amounted to $805,012 as of December 31, 2008 (December 31, 2007 - $101,351).

Accounts Receivable

Accounts receivable consists of balances due from customers for the sale of residential and commercial units in the PRC. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimated uncollectible amounts are based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are $813,122 at December 31, 2008 (December 31, 2007-$12,107,882). And the accounts receivable are presented net of an allowance for doubtful accounts of $1,278,156 at December 31, 2008 (December 31, 2007 - $94,514).

Other Receivables

Other receivables consist of various cash advances to unrelated companies and individuals. These amounts are not related to operations of the Company, are unsecured, non-interest bearing and generally short term in nature. The balance of other receivables after deduction of an allowance for doubtful accounts, was $446,497 as of December 31, 2008 (December 31, 2007 - $567,308). Other receivables are reviewed annually as to whether their carrying value has become impaired. As of December 31, 2008, the Company has established an allowance for doubtful accounts of $473,058 (December 31, 2007 - $190,372).

Notes Receivable

The Company finances sales to certain new homeowners with terms of one to three years. These loans are non-interest bearing, therefore the Company has discounted the carrying amount of notes receivable at the market mortgage rate at 5.4% (2007 – 6.35%). Notes receivable are presented net of allowance for doubtful accounts.

	2008	2007

Notes receivable	$859,682	$1,036,75
Less: unamortized interest	(47,988)	(88,857)

Notes receivable, net	$811,695	$947,918

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2008, 2007 and 2006 amounted to $454,728, $423,932 and $354,444 respectively. Depreciation expense was included in the selling, general and administrative expenses and other income. Estimated useful lives of the assets are as follows:

Estimated Useful Life

Head office buildings and improvements	30 years
Income producing properties	21 - 30 years
Vehicles	6 years
Electronic equipment	5 years
Office furniture	5years
Computer software	3 years

Maintenance and repairs are charged directly to expenses as incurred. Major additions and betterment to property and equipment are capitalized and depreciated over the remaining useful life of the assets.

Asset Held for Sale

The Company intends to sell one of its fixed assets which consist of 13,609 square meters of retail units with net book value of $14,308,691 as of December 31, 2008 (December 31, 2007 - $12,910,428) and the Company ceases depreciation of the asset.

Long-lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS No. 144, “Accounting For Impairment on Disposal of Long-Lived Assets” which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review, the Company believes there were no impairments of its long-lived assets as of December 31, 2008 and 2007.

Advances to Suppliers

Advances to suppliers consist of amounts paid in advance to contractors and vendors for services and materials. Advances amounted to $704,275 as of December 31, 2008 (December 31, 2007 - $2,071,549).

Deposits on Land Use Rights

The deposits on land use rights consist of deposits held by the PRC government to purchase land use rights in Baqiao and other projects under planning. The deposits on land use rights will be included in the real estate held for development or sale when the Company purchases the land use rights. Deposits amounted to $47,333,287 as of December 31, 2008 (December 31, 2007 - $29,694,103).

Intangible Assets

Intangible assets relate to the development right for the 487 acres of land in Baqiao Park obtained from the acquisition of New Land in fiscal 2007. The intangible assets have a definite life. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the intangible assets are subject to amortization over their useful life. The method of amortization selected reflects the pattern in which the economic benefits of the intangible assets are realized. The amortization of the intangible assets is based on the percentage of profit margin realized over the total expected profit margin to be realized from the 487 acres of land in the Baqiao project. The Company reviews its business plan for its 487 acres of land in Baqiao Park periodically and updates its assumptions based on the prevailing market prices and the management’s judgments on the profit margins.  This method is intended to match the pattern of amortization with the income-generating capacity of the assets.

As of December 31, 2008, the amount recorded for its intangible assets were $46,043,660 (December 31, 2007 - $48,205,697). The Company evaluates its intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Based on estimated future cash flows, the Company records a write-down for impairments, if appropriate. For the year ended December 31, 2008, the Company has recorded $0 (2007 - $1,157,758) of amortization on the intangible asset.

Deferred financing costs

Debt issuance costs are capitalized as deferred financing costs and amortized on a straight line basis over the term of the debt. The amortization expense for the year ended December 31, 2008 was $148,606 (2007 and 2006 -$0). This amortization expense was included in the general administrative expense.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements," (as impacted by FSP No. 157-1 and 157-2), which provides a framework for measuring fair value under GAAP. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.

The Company primarily applies the income approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.

The fair value of warrants liabilities and embedded conversion option liabilities are determined using the Cox-Ross-Rubinstein (“CRR”) Binomial Lattice Model, which requires the input of highly subjective assumptions. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the award. Expected dividend yield is projected at 0%, as the Company has not paid any dividends on our common stock since our inception and we do not anticipate paying dividends on our common stock in the foreseeable future. Expected volatility is based on our historical volatility and the historical volatilities of the common stock of comparable publicly traded companies.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

Level 1
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and U.S. government treasury securities.

Level 2
Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over the counter forwards, options and repurchase agreements.

Level 3
Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value from the perspective of a market participant. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs. At each balance sheet date, the Company performs an analysis of all instruments subject to SFAS No. 157 and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

Assets and liabilities measured at fair value on a recurring basis include the following as of December 31, 2008:

Fair Value Measurements Using	Assets/Liabilities
	Level 1	Level 2	Level3	At Fair Value
Warrants liabilities	-	$1,117,143	-	$1,117,143
Derivative liabilities	-	760,398	-	760,398
Total	-	$1,877,541	-	$1,877,541

Accounts Payable

Accounts payable consists of balances due to subcontractors and suppliers for the purchase of construction services and the Baqiao government for land use rights. Accounts payable amounted to $10,525,158 at December 31, 2008 (December 31, 2007 - $9,311,995).

Advances from Customers

Advances from customers represent prepayments by customers for home purchases. The Company records such prepayments as advances from customers when the payments are received. The balance is reduced by the percentage of revenue recognized. Advances from customers amounted to $9,264,385 at December 31, 2008 (December 31, 2007 - $5,258,351).

Other Payables

Other Payables consist of balances for non-construction costs with unrelated companies and individuals. These amounts are unsecured, non-interest bearing and short term in nature. Other payables amounted to $5,183,251 as of December 31, 2008 (December 31, 2007 - $3,881,137) of which, $731,087 is payable for JV set up (2007 -$Nil).

Advertising Costs

Advertising and sales promotion costs are expensed as incurred. Advertising expense for the year totaled $1,261,495 (2007 - $781,998 and 2006 - $565,577)

Warranty Costs

Generally, the Company provides all of its customers with a limited (half a year to 5 years) warranty period for defective workmanship. The Company accrues the estimated warranty costs into the cost of its homes as a liability after each project is closed based on the Company's historical experience, which normally is less than 0.2% of total costs of the project. Any excess amounts are expensed in the period when they occur. Any significant material defects are generally under warranty with the Company's suppliers. Currently, the Company retains 5% of the total construction contract from the construction contractors for a period of one year after the completion of the construction. Such retention amounts will be used to pay for any repair expense incurred due to defects in the construction. The Company has not historically incurred any significant litigation requiring additional specific reserves for its product offerings. As of December 31, 2008 and 2007, the Company did not accrue for warranty costs.

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At December 31, 2008 and 2007 the significant accounting to tax difference was related to the intangible assets which have no tax value.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109", ("FIN 48"), on January 1, 2007. The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48. During fiscal 2008, the Company settled a prior year income tax liability with the PRC local tax authority resulting in a gain of $12,712,153 included in the provision for income taxes. The local tax authority examined the Company’s tax records and issued an income tax settlement report. Management believes there is only a remote possibility that the local tax authority or higher tax authority will reassess the tax settlement.

The Company files income tax returns in the PRC jurisdictions. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax liability as a component of general and administrative expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax rate differences from the federal statutory rate primarily due to non-deductible expenses, temporary differences and preferential tax treatment. No assessments of income taxes for the years ended December 31, 2008, 2007 and 2006 have been received by the Company, except for the income tax settlement report issued by local tax authority as previously described.

PRC and Local Income Tax

The subsidiaries of the Company are governed by the Income Tax Laws of the PRC concerning Chinese registered limited liability companies. Under the Income Tax Laws of the PRC, Chinese enterprises are generally subject to income tax at a statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments, unless the enterprise is located in a specially designated region for which more favorable effective tax rates are applicable. New Land and Hao Tai are entitled to a refund of 6% of taxes otherwise payable if they meet certain annual earning criteria.

The provision for income taxes for the year ended December 31, 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
(Recovery) provision for China income and local tax	$(10,490,833)	$9,125,616	$4,511,442
Provision of deferred taxes	-	(382,060)	-

Total (recovery) provision for income taxes	$(10,490,833)	$8,743,556	$4,511,442

	2008	2007	2006
(Loss) income before provision for income taxes	$(1,708,027)	$25,429,672	$13,562,252
U.S. statutory rate of 34%	(580,729)	8,646,088	4,611,166
Foreign loss (income) not recognized in USA	2,092,057	(9,766,843)	(4,611,166)
Non-taxable income and non-deductible expense	(2,215,948)	819,055	-
Foreign (loss) income tax rate of 25% (2007 and 2006 -33%)	(1,538,277)	9,541,001	4,511,442
Favorable foreign income tax settlement	(12,712,153)	-	-
Tax on favorable foreign income tax settlement	3,170,407	-	-
Tax incentive on New Land and Hao Tai	-	(344,133)	-
Recovery of future income tax provision		(382,060)
Change in valuation allowance	1,293,810	230,448	-
(Recovery) provision for income taxes	(10,490,833)	8,743,556	4,511,442

Deferred tax

The tax effects of temporary differences that give rise to the Company’s deferred tax liability as of December 31, 2008 and December 31, 2007 are as follows:

	2008	2007

Deferred tax asset
Non-capital losses	1,530,488	236,678
Valuation allowance	(1,530,488)	(236,678)
Net deferred tax asset	-	-

Deferred tax liability
Temporary difference related to intangible asset	$15,907,880	$15,907,880
Foreign exchange rate change	(4,396,965)
Net deferred tax liability	$11,510,915	$15,907,880

As of December 31, 2008, the Company has PRC subsidiaries that are in the start up stage and have a net operating loss carry forward of approximately $2,356,757, which will begin to expire in 2013. The Company also has a U.S. net operating loss carry forward of approximately $2,768,525 from the holding company, which will begin to expire in 2026. A valuation allowance for the full amount was recognized.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with the SFAS No. 128, "Earnings per share". Basic net earnings per share are based upon the weighted average number of common shares outstanding. Diluted net earnings per share are based on the assumption that all dilutive convertible shares, stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method.

Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the year.

Share based compensation

The Company records stock-based compensation pursuant to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payments,” (“FAS123R”), which established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires companies to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the period of services rendered.

Comprehensive Income

Comprehensive income consists of net income attributable to China Housing & Land Development, Inc. and foreign currency translation gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income. The gain on foreign exchange translations totaled $5,882,178, $3,617,405 and $655,435 for the year ended December 31, 2008, 2007 and 2006, respectively.

Statement of Cash Flows

In accordance with SFAS No. 95, "Statement of Cash Flows," cash flows from the Company's operations are calculated based upon the local currencies translated at the weighted average exchange rate for the year. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Accounting Principles Recently Adopted

SFAS No. 159, "The Fair Value Option for Financial Assets and Financials Liabilities — Including an Amendment of FASB Statement No.115" issued by FASB in February 2007, permits measurement of certain financial assets and financial liabilities at fair value. If the fair value option is elected, the unrealized gains and losses are reported in earnings at each reporting date. Generally, the fair value option may be elected on an instrument by instrument basis, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 requires prospective application and certain additional presentation and disclosure requirements. The adoption on January 1, 2008 of this statement did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Our noncontrolling interest on the financial statements represents the noncontrolling stockholder's proportionate share of equity and net income or net loss of the Company's consolidated subsidiaries Puhua and Success Hill. On January 1, 2009, the Company adopted SFAS No.160 on a retrospective basis. The adoption of SFAS No.160 did not have a significant effect on our consolidated financial position, results of operations or cash flows. The adoption of SFAS No. 160 required retrospective application of the presentation and disclosure requirements of the Standard to all periods presented. The consolidated statement of operations for the years ended December 31, 2008 and 2007 was retrospectively recast to include net income (loss) attributable to both the controlling and noncontrolling interests. As of December 31, 2008 and 2007, $29,109,350 and $0 were reclassified from minority interest to a separate component of total equity titled Noncontrolling interests, respectively. Notes 15 and 20 have been updated to reflect the revised presentation.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" which revised SFAS No. 141, "Business Combinations". SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008. As the provisions of SFAS No. 141(R) are applied prospectively, the impact of this standard cannot be determined until the transactions occur.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") to require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company is currently evaluating the impact of the adoption of SFAS No. 161.

In April 2008, the FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142's entity-specific factors. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning January 1, 2009. The Company is currently evaluating the potential impact of the adoption of FSP 142-3.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 became effective on November 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS No. 162.

In May 2008, the FASB issued FASB FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)". FSP APB 14-1 requires the issuer of certain Convertible Debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-Convertible Debt borrowing rate. Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer`s nonConvertible Debt borrowing rate. In addition, the FSP provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis. The adoption of FASB FSP APB 14-1 is not expected to have a significant impact on the Company’s consolidated financial statements.

In September 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method pursuant to SFAS No. 128, "Earnings per Share." This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Furthermore, all prior period earnings per share data presented shall be adjusted retrospectively to conform to the provisions of FSP EITF 03-6-1. The Company is currently evaluating the potential impact of the adoption of FSP EITF 03-6-1.

Note 4 — Acquisition

On March 9, 2007, the Company entered into a Share Transfer Agreement (the “Agreement”) to acquire RMB 32 million of registered and paid-in capital of New Land, representing 100% equity ownership of New Land. The acquisition was effective on May 31, 2007. The total purchase price for the acquisition was RMB 270 million, (approximately $35.2 million). The total purchase price included 1) an initial cash payment of RMB 5 million, (approximately $0.6 million), payable within 20 days after the signing of the Agreement, 2) an additional cash payment of RMB 57 million, approximately $7.4 million, within 30 days of the receipt of the due diligence report and 3) a promissory note of the aggregate amount of RMB 208 million, (approximately $27.2 million), bearing 10% interest with a maturity of January 30, 2009. As of December 31, 2008, the remaining balance of the above note payable under the Agreement amounted to $5,606,449 (2007 - $8,717,684) (see note 10) and New Land’s original shareholders have agreed to extend the loan to December 31, 2009.

The Company accounted for the business combination using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations”. The purchase price was allocated to the identifiable assets and liabilities assumed based on their estimated fair values.

Purchase Price	$35,286,737
Value assigned to assets and liabilities:
Assets:
Cash	$50,390
Other receivables	20,318
Equipment	102,577
Work in progress	6,448,748
Prepayment	224,597
Intangible assets	47,107,396
Liabilities:
Accounts payable	(963,233)
Other payables	(2,100,310)
Accrued expenses	(58,304)
Deferred tax	(15,545,441)
Total net assets	$35,286,637

The operations of New Land, starting from June 1, 2007, are included in the Company’s consolidated financial statements.

Note 5 — Supplemental Disclosure of Cash Flow Information

Income taxes paid amounted to $225,964, $384,615 and $0 for the year ended December 31, 2008, 2007 and 2006, respectively. Interest paid for the year ended December 31, 2008, 2007 and 2006 amounted to $3,724,070, $1,975,917 and $2,147,800 respectively.

Note 6 – Real Estate

The following summarizes the components of real estate inventories as at December 31, 2008 and 2007:

	2008	2007

Finished projects	$10,181,827	$16,130,130
Construction in progress	50,468,184	24,856,801

Total real estate held for development or sale	$60,650,011	$40,986,931

Note 7 — Accounts Receivable

Accounts receivable consist of the following as at December 31, 2008 and 2007:

	2008	2007

Accounts receivable	$2,691,278	$12,202,396
Allowance for doubtful accounts	(1,278,156)	(94,514)

Accounts receivable, net	$813,122	$12,107,882

Note 8 — Other Receivables, Prepaid Expenses and Other Assets

Other receivables, prepaid expenses and other assets consist of the following as at December 31, 2008 and 2007:

	2008	2007

Other receivables	$916,886	$749,890
Allowance for bad debts	(473,058)	(190,372)
Prepaid expenses	2,669	7,790

Other receivables, prepaid expense other assets	$446,497	$567,308

Note 9 — Property and Equipment, Net

Property and equipment consist of the following as at December 31, 2008 and December 31, 2007:

	2008	2007
Head office buildings and improvements	$3,234,628	$1,018,494
Income producing properties	24,588,347	18,469,852
Electronic equipment	238,422	195,244
Vehicles	71,140	87,740
Office furniture	183,939	119,960
Computer software	91,272	48,180

Totals	28,407,748	19,939,470

Accumulated depreciation	(1,707,556)	(1,322,030)
Net book value of assets held for sale	(14,308,691)	(12,910,428)

Property and equipment, net	$12,391,501	$5,707,012

During the years ended December 31, 2208 and 2007, no depreciation was recorded with respect to the assets held for sale.

Note 10 — Intangible assets

Intangible asset consists of the following as at December 31, 2008 and 2007:

	2008	2007
Intangible acquired	$47,334,342	$49,412,847
Accumulated amortization	(1,290,682)	(1,207,150)

Intangible assets, net	$46,043,660	$48,205,697

Note 11 – Loans payable to New Land’s previous shareholders

The Company has loans payable to previous shareholders of New Land totaling to $8,429,889 at December 31, 2008 (December 31, 2007 - $11,413,229). $5,606,449 (2007 - $8,717,684) of the total relates to the acquisition of New Land (see note 3) and is due in December 2009. The remaining balance pertains to additional loans made by these shareholders and is due in December 2009. The loans bear interest at 10% per annum.

Note 12 — Loans from Employees

The Company has borrowed monies from certain employees to fund the Company's construction projects. These loans bear interest at rates ranging between 7% and 12% and all principal amounts matures in 2009. At December 31, 2008, loans from employees amounted to $1,517,039 (December 31, 2007 - $2,388,862).

Note 13 — Loans Payable

Loans payable represent amounts due to various banks and are due on demand or within three years. These loans generally can be renewed with the banks when they mature. Loans payable at December 31, 2008 and December 31, 2007 consisted of the following:

	2008	2007

Commercial Bank Weilai Branch
Due August 29, 2008, annual interest rate is at 11.34 percent, secured by the Company's Xin Xing Gangwan, Xin Xing Tower and Ming Yuan projects	$-	$5,209,333

Commercial Bank Weilai Branch
Due December 25, 2009, annual interest is at 9.47 percent, secured by the Company's 24G projects	5,130,084	5,483,508

Commercial Bank Weilai Branch
Due August 29, 2010, annual interest is at 10.21 percent, guaranteed by Tsining and secured by the Company's Xin Xing Tower and part of the JunJing II project	5,130,084	-

Xi'an Rural Credit union Zao Yuan Rd. Branch
Due September 14, 2009, annual interest is at 9.527 percent, secured by the Company's Jun Jing Yuan I, Han Yuan and Xin Xing Tower projects	3,371,198	3,427,193

China Construction Bank, Xi'an Branch
Due August 27, 2011, annual interest is at floating interest rate based on 110% of People’s Bank of China rate, secured by the Company's Jun Jing Yuan II project	21,986,076	-

Total	$35,617,442	$14,120,034

All loans were borrowed for construction projects. All interest paid was capitalized and allocated to JunJing II project.

On June 28, 2008, the Company signed a strategic partnership Memorandum of Understanding (“MOU”) with China Construction Bank Xi’an Branch that established a RMB 1 billion (approximately US$147 million) credit line for real estate development by the Company and its subsidiaries. Under the MOU, the company and its subsidiaries are required to set up a basic deposit account with China Construction Bank, to maintain a current ratio of not less than 90% and to maintain a liabilities to assets ratio of not greater than 65%. On August 28, 2008, the Company entered a loan agreement with China Construction Bank Xi’an Branch to draw down the first RMB 150 million loan, which will mature on August 27, 2011. $21,986,075 (RMB 150 million) was received by the Company on December 31, 2008. As of December 31, 2008, our current ratios were approximately 136.3%, and our liabilities to assets ratios were approximately 49.1%. The Company will be able to draw down approximately another $101 million before we reach the maximum liabilities to assets ratio of 65%. If we are unable to meet all above covenants, we may not be able to draw down new loans from China Construction Bank and this will cause the delay of our projects under construction.

Note 14 - Convertible Debt

On January 28, 2008, the Company issued Senior Secured Convertible Debt due in 2013 (the "Convertible Debt") and warrants to subscribe for common shares for an aggregate purchase price of US$20 million. The Convertible Debt bears interest at 5% per annum (computed based on the actual days elapsed in a period of 360 days) of the RMB notional principle amount, payable quarterly in arrears in U.S. Dollars on the first business day of each calendar quarter and on the maturity date. In addition, 1,437,467 five-year warrants were granted with a strike price of $6.07 per common share, which are callable if certain stock price thresholds are met. Approximately 215,620 warrants are also available as a management incentive if certain milestones are met. If the aggregate principal amount of the Convertible Debt is reduced to US$10 million or less as a result of repayment by the Company pursuant to the Convertible Debt as a result of any optional conversion by the Investors or mandatory conversion by the Company of the Convertible Debt, then each Investor agrees to surrender to the Company warrants for an aggregate number of shares of common stock equal to such Investors’ pro rata share of 107,810 shares. If the aggregate principal amount of the Convertible Debt is reduced to $Nilas a result of repayment by the Company pursuant to the Convertible Debt as a result of any optional conversion by the Investors or mandatory conversion by the Company of the Convertible Debt, then each Investor agrees to surrender to the Company warrants in addition to the 107,810 warrants surrendered pursuant to the $10 million reduction noted above for an aggregate number of shares of common stock equal to such Investor’s pro rata share of 107,810 shares. The Company may hold in treasury and reissue to the officers and directors of the Company any warrants surrendered by the Investors. As of October 28, 2009, the Company did not repay any principle of Convertible Debt and the Investors did not deliver any optional conversion request to the Company.

The Investors have the right to convert up to 45% ($9 million) of the principal amount of the Convertible Debt into common shares at an initial conversion price of $5.57, subject to an upward adjustment. The Company, at its discretion, may redeem the remaining $11 million of Convertible Debt at 100% of the principle amount, plus any accrued and unpaid interest. The warrants associated with the Convertible Debt grant the Investors the right to acquire shares of common stock at $6.07 per share, subject to customary anti-dilution adjustments. The warrants may be exercised to purchase common stock at any time up to and including February 28, 2013.

The Convertible Debt is secured by a first priority, perfected security interest in certain shares of common stock of Lu Pingji, the Chairman of the Company. The Convertible Debt is subject to events of default customary for convertible securities and for a secured financing.

Both the warrant and embedded conversion option associated with the Convertible Debt meet the definition of a derivative instrument according to FASB No. 133, ”Accounting for Derivative Instruments and Hedging Activities”.  Because the warrant and the Convertible Debt are denominated in U.S. dollars but the company’s functional currency is the Chinese Renminbi, the exemption from derivative instrument accounting provided by FASB No. 133, paragraph 11(a)(1) is not available and therefore the warrant and embedded conversion option are recorded as a derivative instrument liability and periodically marked-to-market. The fair value of the warrants and embedded conversion option on inception were determined to be $3,419,653 and $3,927,375, respectively, using the Cox-Ross-Rubinstein Binomial Lattice Model (the “CRR Model”) with the following assumptions: expected life 4.32 years, expected volatility - 75%, risk free interest rate - 2.46% and dividend rate - 0%. The fair value of the warrants and embedded conversion option at December 31, 2008 were determined to be of $658,682 and $760,398, respectively, using the CRR Model with the following assumption: expected life 4.08 - 4.16 years, expected volatility - 90%, risk free interest rate - 1.31%-1.33% and dividend rate - 0%. For the year ended December 31, 2008, the Company recorded a change in fair value for the warrants and embedded derivatives of $(2,760,971) and $(3,166,977), respectively in the consolidated statement of income and comprehensive income.

After allocating the gross proceeds to the fair value of the warrants and the embedded derivative instrument, the remaining proceeds were allocated as the initial carrying value of the Convertible Debt. The initial carrying value of the Convertible Debt is accreted to its stated amount on maturity using the effective interest method. The effective interest rate was determined to be 15.42%. The carrying value of Convertible Debt at December 31, 2008 was $13,621,934. Related interest expense and accretion expense for the year ended December 31, 2008 were $964,897 and $968,962, respectively.

In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company agreed to register within 60 calendar days after closing shares of common stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective no later than the 180th day after the closing date of the transaction. If the Form S-3 is not available at that time, then the Company will file a Registration Statement on such form as is then available to effect a registration of the registrable securities, subject to the consent of the Investors, which consent will not be unreasonably withheld. The Company shall register an amount of common stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Convertible Debt and the exercise of the warrants. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures. The Company is subject to the late registration penalty payment (the “Late Payments”) equal to the product of (i) the Investor’s outstanding principal amount and (ii) the quotient obtained by dividing 12% by 360.

The Company commenced negotiations with the Investors in December 2008 for a waiver for the Late Payments, as the Company and the Investors believed that the registration would become effective within a short period of time. However, as the registration has not become effective as of September 2009, the Company has accrued for the Late Payments (see Note 2). On September 28, 2009, the Company reached a First Amendment (the “Amendment”) with the Investors to settle the Late Payments, in the amount of $2,400,000, by the issuance of 614,290 common stock. The 614,290 common stock was determined by dividing $2,400,000, the total Late Payments up to September 28, 2009, by 95% of the historical volume weighted average price (“VWAP”) of the common stock, as determined by using Bloomberg function VWAP, for the immediate preceding 30 days period. In accordance with the Amendment, the Investors waived any further Late Payments against the Company under the Registration Rights Agreement.

Note 15 — Noncontrolling interest

Noncontrolling interest consists of the interest of noncontrolling shareholders in the subsidiaries of the Company. As of December 31, 2008 noncontrolling interest amounted to $29,109,350 (December 31, 2007 - $0).

On November 5, 2008, the Company and Prax Capital entered into a conditional joint venture agreement to develop 79 acres within China Housing’s Baqiao project located in Xi’an. Prax Capital invested US$ 29.3 million for a 25% interest in Puhua with various distribution rights. Prax Capital’s shares are redeemable at the option of holder, provided that Prax gives advance notice, and with the Company’s approval. Prax Capital has the first right of distribution and there is a maximum amount that Prax Capital can receive. At this time, the Company believes that it is not probable that Prax Capital will exercise their redemption option.

On November 5, 2008, New Land entered into a Deed of Guarantee (the “Guarantee”), in favor of Prax Capital and Success Hill (Success Hill and together with Prax Capital, the “Beneficiaries”) whereby the Company guarantees the performance of certain obligations of New Land and Manstate pursuant to the terms and conditions of various agreements entered into by and between Prax Capital, Success Hill and New Land, among others, in connection with a Framework Agreement entered into on November 5, 2008, (“Framework Agreement”) by and between New Land, the Company and Prax Capital. Prax Capital and New Land, through the Framework Agreement and the other related agreements, intend to jointly participate in bidding for land use rights with respect to a parcel of land and shall cause that land to be developed, operated and sold.

The Guarantee is a continuing Guarantee and shall remain effective until a termination event occurs as contemplated by the Guarantee. If the Company fails to timely and fully perform its obligations under the Guarantee then the Beneficiaries shall be afforded the appropriate remedy as contemplated by the Guarantee, including, but not limited to, the claim for damages and the reimbursement of expenses. Any amounts payable under the Guarantee by the Company shall include an interest accrued at the rate of 10% per annum from the due date of such payment.

As of December 31, 2008, the Company owned a 75% interest in Puhua. Given the Company’s controlling ownership interest, the accounts of Puhua have been consolidated with the accounts of the Company, and a noncontrolling interest has been recorded for the noncontrolling investors’ interests in the net assets and operations of Puhua in accordance with the noncontrolling investor’s investments.

Noncontrolling interest
Noncontrolling interest, December 31. 2007 and 2006	$0
Initial investment by noncontrolling interest	29,268,914
Noncontrolling interests’ share of loss for the year	(159,564)
Distributions for the year	0
Noncontrolling Interest, December 31, 2008	$29,109,350

Note 16 — Accrued Expenses

	2008	2007
Accrued expenses	$855,270	$362,854
Accrued Interest	2,684,572	1,540,597
Total	$3,539,842	$1,903,451

In accrued expense, there is a $293,148 (RMB 2 million) finder fee payable to an unrelated party that assisted the Company in the formation of Puhua.

Note 17 — Shareholders' Equity

Common stock

From time to time, the Company has sold common stock and warrants, as described below.  All warrants are denominated in U.S. dollars.  Because the Company’s functional currency is the Chinese Renminbi, the warrants are accounted for as derivative instrument liabilities at fair value and marked-to-market each period.

(1)
On June 28, 2006, the Company entered into securities purchase agreements with accredited investors and completed the issue of $1,075,000 of the Company’s common stock and common stock purchase warrants. The securities sold were an aggregate of 330,769 shares of common stock and 99,231 warrants. Each warrant is exercisable for three years with an initial exercise price of $3.60 per share. The exercise price was amended to $3.31 per share during 2007 with additional 8,770 warrants were issued.

Pursuant to the terms of the warrants, each investor has contractually agreed to restrict its ability to exercise the warrants to an amount which would not exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant held by such holder and 9.9% of the outstanding shares of common stock of the Company.

In connection with the offering, the Company paid a placement fee of 10% of the proceeds in cash, together with other expenses in the amount of 3% of the proceeds, in cash. In addition, the placement agent was issued warrants to purchase 66,154 shares of common stock on the same terms and conditions as the investors. The fair value of these warrants was determined to be $118,340 on the date they were issued, and were exercised during 2007.

The fair value of each warrants at December 31, 2008 was determined to be $0.04 (2007 -$2.52) using the CRR Binomial Lattice Model with the following assumptions: expected life – 0.47 years (2007 – 1.47 years); expected volatility – 90% (2007 - 75%), risk free interest rate – 0.27% (2007 – 3.20%) and dividend rate – 0% (2007 – 0%).

(2)
Pursuant to securities purchase agreements with accredited investors dated July 7, 2006, the Company received $124,975 and issued 38,454 shares of common stock and 11,536 warrants. Each warrant is exercisable for three years at an initial exercise price of $3.60 per share. The exercise price was amended to $3.31 per share during 2007 with 1,020 warrants were issued.

In connection with the offering, the Company paid a placement fee of 10% of the proceeds in cash, together with other expenses in the amount of 3% of the proceeds, in cash. In addition, the placement agent was issued warrants to purchase 7,691 shares of common stock on the same terms and conditions as the investors. The fair value of these warrants was determined to be $13,727 on the date they were issued, and were exercised during 2007.

The fair value of each warrant at December 31, 2008 was determined to be $0.04 (2007 -$2.53) using the CRR Binomial Lattice Model with the following assumptions: expected life – 0.49 years (2007 – 1.49 years); expected volatility – 90% (2007 - 75%), risk free interest rate – 0.27% (2007 – 3.20%) and dividend rate – 0% (2007 – 0%).

(3)
Pursuant to securities purchase agreements with accredited investors dated August 21, 2006, the Company received $812,500 and issued 198,845 shares of common stock and 75,000 warrants. Each warrant is exercisable for three years at $3.60 per share. The exercise price was amended to $3.31 per share during 2007 with 17,574 warrants were issued.

In connection with the offering, the Company paid a placement fee of 10% of the proceeds in cash, together with other expenses in the amount of 3% of the proceeds, in cash. In addition, the placement agent was issued warrants to purchase 50,000 shares of common stock on the same terms and conditions as the investors. The fair value of these warrants was determined to be $94,646 on the date they were issued, and were exercised during 2007.

The fair value of each warrant at December 31, 2008 was determined to be $0.06 (2007 -$2.59) using the CRR Binomial Lattice Model with the following assumptions: expected life – 0.62 years (2007 – 1.62 years); expected volatility – 90% (2007 - 75%), risk free interest rate – 0.30% (2007 – 3.20%) and dividend rate – 0% (2007 – 0%).

The Company filed the registration statement registering the resale of shares of the Company’s common stock and those issuable upon exercise of the warrants on August 21, 2006 and the registration statement was effective on September 14, 2006.

(4)
On January 15, 2007, the Company issued 60,000 shares of common stock to an investor relations company in consideration for one year of consulting service through December 31, 2007. The 60,000 shares of common stock have been recorded at $2.19 per share or $131,400 based on the trading price of the shares at January 12, 2007. This amount was included in prepaid expenses and is being amortized over the service period.

(5)
Pursuant to securities purchase agreements with accredited investors dated May 7, 2007, the Company received $25,006,978 and issued 9,261,847 shares of common stock and 2,778,554 warrants. Each warrant is exercisable for five years at $4.50 per share. In connection with the offering, the Company paid a 7% placement fee and $173,689 in legal fees.

The warrants contain a provision permitting the holder to demand payment based on a Black Scholes valuation in the event of a “Fundamental Transaction” by which: (1) the Company effects any merger or consolidation of the Company with or into another Person, (2) the Company effects any sale of all or substantially all of its assets in one or a series of transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

The warrants also provide that if the VWAP of the Common Stock price on any day for any continuous period of 20 days equals or exceeds 200% of the exercise price, the Company can send a call notice in respect of the Warrants to the Holder requiring the mandatory exercise by the Holder of the Warrants. The Holders then have 60 calendar days to exercise the Warrants. If the Holders fail to exercise the Warrants within 60 calendar days, the Warrants are cancelled and forfeited.

45,302 warrants having an exercise price of $4.50 were exercised in July 2007 on a cash basis, resulting in the issuance of 45,302 shares of common stock.

1,870 warrants having an exercise price of $4.50 were exercised in February 2008 on a cash basis, resulting in the issuance of 1,870 shares of common stock with proceeds of $8,415.

The Company uses the CRR Binomial Lattice Model, which is similar to the Black Scholes model, to determine the fair value of the warrants because that model can reflect the Company’s ability to require conversion or forfeiture of the warrants if the market price exceeds 200% of the exercise price, as discussed above. The fair value of each warrant at December 31, 2008 was determined to be $0.16 (2007 -$0.76) using the CRR Binomial Lattice Model with the following assumptions: expected life – 3.34 years (2007 – 4.34 years); expected volatility – 90% (2007 - 75%), risk free interest rate – 1.09% (2007 – 3.35%) and dividend rate – 0% (2007 – 0%). The aggregate fair value of the warrants using the CRR Binomial Lattice Model at December 31, 2008 was $448,011.  The value of the warrants using the Black-Scholes model at December 31, 2008 was approximately $443,466.  The differences are not material.

(6)
According to Section 4.8, Anti-Dilute of the Share Purchase Agreements dated June 28, 2006, July 7, 2006 and August 21, 2006, the Company issued 126,138 shares of common stock and 27,364 warrants during 2007; additionally, the Company reduced the exercise price of all related warrants from $3.60 to $3.31.

123,845 warrants having an exercise price of $3.31 were exercised in July 2007 on non-cash, basis resulting in the issuance of 29,377 shares of common stock.

The fair value of each additional warrant at December 31, 2008 was determined to be in the range from $0.04 to $0.06 (2007 – $2.54 to $2.60) using the CRR Binomial Lattice Model with the following assumptions: expected life ranges from 0.47 to 0.62 years (2007 – 1.47 to 1.62); expected volatility – 90% (2007 – 75%), risk fee interest rate ranges from 0.27% to 0.3% and dividend rate – 0% (2007 – 0%).

The Company recorded all warrants as derivative liabilities at their fair value on the date of grant and then marked them to $458,461(2007 - $2,631,991) at December 31, 2008.  The change in fair value of related warrants for the year ended December 31, 2008 was $2,171,990 (2007 -$632,296 and 2006 -$Nil).

Including the fair value of warrants associated with convertible debenture (see note 14), the total warrant liability as at December 31, 2008 was $1,117,143 (2007 - $2,631,991).  The total change in fair value of warrants for the year ended December 31, 2008 was $4,932,961 (2007 - $632,296 and 2006- $Nil).

The Company filed the registration statement registering the resale of shares of the Company’s common stock on June 22, 2007 and the registration statement was effective on July 5, 2007.

On July 2, 2008, the Company granted 750,000 shares of common stock that vested immediately to members of management. The number of shares granted to each individual is calculated in accordance with the Company’s Detail Implementation Rule for Restricted Stock Incentive Plan of 2007-2008. The Company recognized a $3,000,000 stock based compensation expense for the year ended December 31, 2008 (2007 and 2006 – Nil), based on the stock price on the grant date, which is the day the awards were formally approved by the Board of Directors.

In July 2007, the Board of Directors and the Compensation Committee approved the Restricted Stock Incentive Plan of 2007-2008 (the 2007 Plan). The Plan covers fiscal year 2007 and 2008 and if the restricted shares were not fully utilized, the Plan will continue to fiscal year 2009. The total number of shares of restricted stock that may be granted under the 2007 Plan is 1,000,000 shares.

The 2007 Plan was proposed by the Board of Directors in July 2007. The majority shareholders also approved the 2007 Plan in July 2007. However, the Board of Directors and the majority shareholders only approved the maximum aggregate number of shares that may be issued under the 2007 Plan. The detailed incentive plan for fiscal year 2007 which specified a performance goal of $16.3 million net profit without stock-based compensation, the calculation formula, the discretionary individual’s performance assessment scores in current year and the 750,000 restricted shares to be issued for 2007 performance were not reviewed by the Compensation Committee until June 6, 2008, and not approved by the Board of Directors until July 2, 2008. Therefore, the award was not authorized until July 2nd, 2008 which is considered as the date of grant.

In addition, all employees under the Plan were notified of the general framework of the 2007 Plan but were not aware of the detailed calculation formula and the performance goal for fiscal year 2007 until July 2, 2008. Therefore, July 2, 2008 is the grant date.

As at December 31, 2008, the Company accrued as a liability $78,600 stock based compensation expense for 54,583 shares of common stocks to be granted by the Company to various directors and executive in 2009.

Warrants

Following is a summary of the warrant activity:

	Number of Warrants Outstanding	Weighted Average Exercise Price

December 31, 2005	-	$-
Granted	309,612	3.31
December 31, 2006	309,612	3.31
Granted	2,805,918	4.49
Exercised	(169,147)	3.63
December 31, 2007	2,946,383	$4.41
Granted	1,437,467	$6.07
Exercised	(1,870)	$4.50
December 31, 2008	4,381,980	$4.96

Following is a summary of the status of warrants outstanding at December 31, 2008:

	Outstanding Warrants
Exercise Price	Number	Average Remaining Contractual Life

$3.31	213,131	0.53 years
$4.50	2,731,382	3.34 years
$6.07	1,437,467	4.16 years

Note 18 — Statutory Reserves

In accordance with the laws and regulations of the PRC, a wholly-owned Foreign Invested Enterprises' income, after the payment of the PRC income taxes, shall be allocated to the statutory surplus reserves. The proportion of allocation for reserve funds is no less than 10 percent of the profit after tax until the accumulated amount of allocation for statutory surplus reserve funds reaches 50 percent of the registered capital. Statutory reserves represent restricted retained earnings.

Statutory surplus reserves are to be utilized to offset prior years' losses, or to increase its share capital. When a limited liability company converts its surplus reserves to capital in accordance with a shareholders' resolution, the Company will either distribute new shares in proportion to the number of shares held by each shareholder, or increase the par value of each share. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Total registered capital of all the PRC subsidiaries at December 31, 2008 is approximately $81.8 million (December 31, 2007 - $23.6 million).

Pursuant to the board of directors' resolution, Tsining transferred 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the PRC subsidiaries’ registered capital.

The transfer to this reserve must be made before distributions of any dividends to shareholders. For the year ended December 31, 2008, the Company appropriated $665,947 (December 31, 2007 - $735,141 and 2006 - $915,960) to this surplus reserve.

Note 19 — Employee Welfare Plan

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The Company established a retirement pension insurance, unemployment insurance, health insurance and house accumulation fund for the employees during the term they are employed. For the year ended December 31, 2008, 2007 and 2006, the Company made contributions in the amount of $71,705, $51,781 and $13,922, respectively.

Note 20— Earnings Per Share attributable to China Housing & Land Development, Inc.

Earnings per share attributable to China Housing & Land Development, Inc. for years ended December 31, 2008, 2007 and 2006 were determined by dividing net income attributable to China Housing & Land Development, Inc. for the years by the weighted average number of both basic and diluted shares of common stock and common stock equivalents outstanding.

	2008	2007	2006
Numerator
Income attributable to China Housing & Land Development, Inc. - basic	$8,942,370	$16,686,115	$9,050,810
Effect of dilutive securities
Warrants	(536,480)	-	-
Income attributable to China Housing & Land Development, Inc. - diluted	$8,405,890	$16,686,115	$9,050,810
Denominator
Weighted average shares outstanding - basic	30,516,411	26,871,388	20,277,615
Effect of dilutive securities
Warrants	10,792	-	-
Weighted average shares outstanding - diluted	30,527,203	26,871,388	20,277,615
Earnings per share
Basic earnings per share	$0.29	$0.62	$0.45
Diluted earnings per share	$0.28	$0.62	$0.45

Certain outstanding warrants have an anti-dilutive effect on the earnings per share attributable to China Housing & Land Development, Inc. and are therefore excluded from the determination of diluted earnings per share attributable to China Housing & Land Development, Inc. calculation.

Exercise Price	Number

$4.50	2,731,382
$6.07	1,437,467

Notes 21 — Other Income

The Company rents certain portions of its residential and commercial units to individuals and businesses for 1 year terms, renewed annually.

Rental income and other income and expenses for the year ended December 31 consisted of the following:

	2008	2007	2006
Other interest income	$1,433,837	$42,380	$30,395
Other non-operating income	339,568	89,439	58,543
Rental income, net	369,798	153,359	213,544
Gain on disposal of fixed assets and inventory	16,581	48,347	149,830
Total	$2,159,784	$333,525	$452,312

Note 22 — Segmented Information

The Company has one operating segment, being the real-estate sales and development. All revenue is from customers in the PRC and all of the Company’s assets are located in the PRC.

Note 23 — Commitments and Contingencies

The Company leases part of its office space under non-cancelable operating lease agreements. The leases expired on December 31, 2008 and the Company is in the process of renewing the lease. The future minimum rental payments required under the operating lease agreements are $118,095. The leases are expected to be renewed on annual basis.

The Company entered into a contract with Xi’an Baqiao local government for a rubber dam construction project. The Company is committed to spend approximately $1,026,017 for this project.

As of December 31, 2008, the Company was committed to one land use right with an unpaid balance of approximately $2.6 million. The balance is not due until the vendor removes the existing building on the land and changes the zoning status on the land use right certificate.

On December 12, 2008, the Company entered into a contract to acquire a land use right for total consideration of $37.5 million. Approximately, $7.3 million was paid and is included in Deposits on land use rights.

Note 24 — Subsequent event

On January 21, 2009, the Company completed the acquisition of Xi’an Xinxing Property Management Co., Ltd. (“Xinxing Property”). Xinxing Property was privately owned and provides property management services to most of the Company’s past residential and commercial projects. Xinxing Property’s current service area totals 1.67 million square meters in 43 facilities that include residential, commercial, and school buildings and parks. Total consideration for the acquisition is RMB 12 million (approximately $1.76 million).

Xinxing Property provided the property management services to the Company during the year ended December 31, 2008 totaled $144,384 (2007 - $35,793 and 2006 - $69,234) and Xinxing Property leased the offices from the Company for $303,988 during the same year (2007 - $85,219 and 2006 – $45,308) . The Company has a receivable balance of $1,901 (2007- $1,778) and a payable balance of $1,207,047 (2007 -$1,128,928) with Xinxing property as of December 31, 2008.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Interim Condensed Consolidated Balance Sheets
As of September 30, 2009 and December 31, 2008
(unaudited)

	September 30,	December 31,
	2009	2008

ASSETS
Cash	$19,089,130	$37,425,340
Cash - restricted	694,334	805,012
Accounts receivable, net of allowance for doubtful accounts of $1,002,074 and $1,278,156, respectively	5,877,162	813,122
Other receivables and prepaid expenses, net	1,518,719	446,497
Notes receivable, net	274,399	811,695
Prepaid other taxes	1,300,432	545,979
Real estate held for development or sale	108,220,307	60,650,011
Property and equipment, net	12,868,210	12,391,501
Asset held for sale	14,300,936	14,308,691
Advance to suppliers	863,478	704,275
Deposits on land use rights	28,432,993	47,333,287
Intangible assets, net	41,654,421	46,043,660
Goodwill	816,433	-
Deferred selling costs	344,354	-
Deferred financing costs	506,245	622,118
Total assets	236,761,553	222,901,188

LIABILITIES
Accounts payable	$18,638,322	$10,525,158
Advances from customers	9,252,447	9,264,385
Accrued expenses	4,838,168	3,539,842
Accrued security registration expenses	-	613,483
Payable to acquisition of businesses	6,342,865	8,429,889
Income taxes payable	6,554,658	8,078,709
Other payables	4,398,464	5,183,251
Loans from employees	2,195,218	1,517,039
Loans payable	29,591,867	35,617,442
Deferred tax liability	11,504,676	11,510,915
Warrants liability	4,721,294	1,117,143
Fair value of embedded derivatives	3,777,670	760,398
Convertible Debt	14,511,239	13,621,934
Total liabilities	116,326,888	109,779,588

SHAREHOLDERS' EQUITY
Common stock: $.001 par value, authorized 100,000,000 shares	31,270	30,894
issued and outstanding 31,270,679 and 30,893,757 shares at September 30, 2009 and December 31, 2008, respectively
Additional paid in capital	33,062,320	31,390,750
Common stock subscribed	2,487,777	-
Statutory reserves	3,696,038	3,541,226
Retained earnings	42,171,440	38,651,579
Accumulated other comprehensive income	10,155,625	10,397,801
Total China Housing & Land Development, Inc. shareholders’ equity	91,604,470	84,012,250

Non-controlling interest	28,830,195	29,109,350

Total shareholders' equity	120,434,665	113,121,600

Total liabilities and shareholders' equity	$236,761,553	$222,901,188

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Interim Condensed Consolidated Statements of Income
For The Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited)

	3 Months	3 Months	9 Months	9 Months
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
REVENUES
Sale of properties	$22,728,282	$7,475,692	$56,835,091	$25,054,867
Other income	1,065,363	70,070	3,405,156	482,022

Total revenues	23,793,645	7,545,762	60,240,247	25,536,889

COSTS AND EXPENSES
Cost of properties and land	16,374,170	6,071,599	41,266,855	19,691,432
Selling, general, and administrative expenses	2,501,688	1,594,514	5,853,458	4,161,865
Stock based compensation	87,777	3,000,000	87,777	3,000,000
Security registration expenses	579,775	-	1,786,517	-
Other expenses	284,044	60,848	474,167	76,758
Interest expense	417,809	638,228	1,202,786	1,736,344
Accretion expense on Convertible Debt	311,319	266,541	889,305	691,782
Change in fair value of embedded derivatives	(2,695,306)	(2,101,825)	3,017,272	(2,556,313)
Change in fair value of warrants	(3,042,752)	(2,939,563)	4,012,736	(3,895,615)
Foreign exchange loss	-	(103,344)	-	-

Total costs and expenses	14,818,524	6,486,998	58,590,873	22,906,253

Income before provision for income taxes	8,975,121	1,058,764	1,649,374	2,630,636

Recovery of income taxes	(3,652,886)	(388,308)	(1,591,331)	-
NET INCOME	12,628,007	1,447,072	3,240,705	2,630,636

Less: net loss attributable to non-controlling interest	(86,121)	-	(279,155)	-

Net income attributable to China Housing & Land Development, Inc.	12,714,128	1,447,072	3,519,860	2,630,636

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	31,134,137	30,877,453	30,987,760	30,389,712

Diluted	32,972,253	30,882,483	30,996,953	30,436,461

NET INCOME PER SHARE ATTRIBUTABLE TO CHINA HOUSING & LAND DEVELOPMENT, INC.
Basic	$0.41	$0.05	$0.11	$0.09

Diluted	$0.24	$0.04	$0.11	$0.07

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES
Interim Condensed Consolidated Statements of Comprehensive Income
For The Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited)

	3 Months Ended		9 Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

NET INCOME	$12,628,007	$1,447,072	$3,240,705	$2,630,636

OTHER COMPREHENSIVE INCOME (LOSS)

Gain (loss) in foreign exchange	69,244	911,996	(242,176)	6,176,248

COMPREHENSIVE INCOME	12,697,251	2,359,068	2,998,529	8,806,884

Less: Comprehensive loss attributable to noncontrolling interest	(86,121)	-	(279,155)	-

Comprehensive income attributable to China Housing & Land Development, Inc.	$12,783,372	$2,359,068	$3,277,684	$8,806,884

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT INC. AND SUBSIDIARIES

Interim Condensed Consolidated Statements of Cash Flows
For The Nine Months Ended September 30, 2009 and 2008
(Unaudited)

	September 30,	September 30,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,240,705	$2,630,636
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Bad debt expense	80,713	-
Depreciation	471,788	233,915
Exchange gain	-	(103,344)
Loss on disposal of fixed assets and inventory	50,501	15,088
Amortization of stock issued for investor relations fees	-	107,987
Stock-based compensation	87,777	3,000,000
Security registration expenses settled with common stock to be issued	1,786,517	-
Change in fair value of warrants	4,012,736	(3,895,615)
Change in fair value of embedded derivatives	3,017,272	(2,556,313)
Accretion expense on Convertible Debt	889,305	691,782
Non-cash proceeds from sale of properties	(31,673)	(2,904,172)
(Increase) decrease in assets:
Accounts receivable	(4,702,750)	(1,444,437)
Prepaid other taxes	(803,561)	-
Real estate held for development or sale	(35,859,057)	(16,437,686)
Advances to suppliers	(159,660)	486,434
Refund (deposit) on land use rights	11,534,025	(4,386,535)
Other receivable and deferred charges	234,834	24,339
Deferred selling costs	(344,134)	-
Deferred financing costs	155,873	162,269
Increase (decrease) in liabilities:
Accounts payable	8,103,243	2,852,863
Advances from customers	(135,544)	5,981,215
Accrued expenses	1,165,695	740,465
Other payables	(1,941,379)	40,646
Income taxes payable	(1,621,435)	(123,908)
Net cash used in operating activities	(10,808,209)	(14,884,371)

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash	110,130	(755,376)
Purchase of buildings, equipment and automobiles	(587,595)	(868,817)
Notes receivable collected	212,140	139,327
Cash acquired in business combinations	519,309	-
Proceeds from sale of property and equipment	194,006	867,806
Net cash provided by (used in) investing activities	447,990	(617,060)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of Convertible Debt	-	19,230,370
Loans from bank	12,444,063	32,213,727
Repayments of loans payable	(18,447,426)	(20,044,097))
Loans from or repayment to employees, net	678,545	(990,087)
Repayment of payables for acquisition of businesses	(3,841,072)	(3,656,905)
Proceeds from exercise of warrants	1,184,662	-
Proceeds from issuance of common stock and warrants	-	8,415
Net cash (used in) provided by financing activities	(7,981,228)	26,761,423

(DECREASE)/INCREASE IN CASH	(18,341,447)	11,259,992

Effects on foreign currency exchange	5,237	773,037

CASH, beginning of period	37,425,340	2,351,015

CASH, end of period	$19,089,130	$14,384,044

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders' Equity
As of September 30, 2009 and December 31, 2008
(Unaudited)

	Common Stock
	Shares	Par Value	Common Stock subscribed	Additional paid in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Non-controlling interest	Totals

BALANCE, December 31, 2008	30,893,757	$30,894	$-	31,390,750	$3,541,226	$38,651,579	$10,397,801	$29,109,350	$113,121,600
Net Income	-	-	-	-	-	1,302,719	-	(47,135)	1,255,584
Adjustment to statutory reserves	-	-	-	-	154,812	-	-	-	154,812
Foreign currency translation adjustment	-	-	-	-	-	-	(363,133)	-	(363,133)
BALANCE, March 31, 2009	30,893,757	30,894	-	31,390,750	3,696,038	39,954,298	10,034,668	29,062,215	114,168,863
Stock-based compensation	54,583	54	-	78,546	-	-	-	-	78,600
Fair value of warrants exercised	-	-	-	189,005	-	-	-	-	189,005
Common stock subscribed from warrants conversion	-	-	320,815	-	-	-	-	-	320,815
Net Income	-	-	-	-	-	(10,496,987)	-	(145,899)	(10,642,886)
Foreign currency translation adjustment	-	-	-	-	-	-	51,713	-	51,713
BALANCE, June 30, 2009	30,948,340	$30,948	$320,815	31,658,301	$3,696,038	$29,457,311	$10,086,381	$28,916,316	$104,166,110
Common Stock issued from warrants conversion	96,923	97	(320,815)	320,718	-	-	-	-	-
Fair value of warrants exercised	-	-	-	120,938	-	-	-	-	120,938
Warrants exercised	191,966	192	-	863,655	-	-	-	-	863,847
Fair value of cashless warrants exercised	-	-	-	98,742	-	-	-	-	98,742
Cashless warrants exercised	33,450	33	-	(33)	-	-	-	-	-
Common stock subscribed from liability settlement	-	-	2,400,000	-	-	-	-	-	2,400,000
Net Income	-	-	-	-	-	12,714,128	-	(86,121)	12,628,007
Stock based compensation	-	-	87,777	-	-	-	-	-	87,777
Foreign currency translation adjustment	-	-	-		-	-	69,244	-	69,244
BALANCE, September 30, 2009	31,270,679	31,270	2,487,777	33,062,320	3,696,038	42,171,440	10,155,625	28,830,195	120,434,665
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES
Notes To Interim Condensed Consolidated Financial Statements
(Unaudited)

Note 1 – Organization and Basis of Presentation

China Housing & Land Development, Inc. (the “Company”) is a Nevada corporation, incorporated on July 6, 2004 under the name Pacific Northwest Productions Inc. (“Pacific”). On May 6, 2006, the Company changed its name to China Housing & Land Development, Inc.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Xi'an Tsining Housing Development Company Inc. ("Tsining"), Xi'an New Land Development Co. ("New Land"), Xi'an Hao Tai Housing Development Company Inc. ("Hao Tai"), Manstate Assets Management Limited (“Manstate”), Xi’an Xinxing Property Management Co., Ltd. (“Xinxing Property”) (see Note 2), Puhua (Xi’an) Real Estate Development Co., Ltd (75% interest) (“Puhua”) and Success Hill Investments Limited (60% interest) (“Success Hill”) (collectively, the "Subsidiaries"). All inter-company accounts and transactions have been eliminated on consolidation. The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments necessary for a fair statement of the Company's consolidated financial position as at September 30, 2009 and results of operations and cash flows for the periods ended September 30, 2009 and 2008. These adjustments consist of normal recurring items. The results of operations for any interim period are not necessarily indicative of results for the full year.

The unaudited interim condensed consolidated financial statements are based on accounting principles that are consistent in all material respects with those applied in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 Annual Report”); except as disclosed below. They do not include certain footnote disclosures and financial information normally included in annual consolidated financial statements prepared in accordance with GAAP and, therefore, should be read in conjunction with the audited consolidated financial statements and notes included in the Company's 2008 Annual Report.

Accounting Principles Recently Adopted

In July 2009, the FASB issued SFAS No. 168, “ FASB Accounting Standards Codification ” (“SFAS 168”), as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. Therefore, beginning with the 10Q filing for September 30, 2009, all references made by the Company to GAAP in the consolidated financial statements will be the new codification numbering system.  The Codification does not change or alter existing GAAP and therefore, does not have any impact on the Company’s condensed consolidated financial statements.

In December 2007, the FASB issued new accounting guidance “Business Combinations” which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired. It also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2007, the FASB issued new accounting guidance, “Non-controlling Interests in Consolidated Financial Statements”. This guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. It also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The adoption on January 1, 2009 of this standard resulted in changes to our presentation for non-controlling interests and did not have a material impact on the Company’s results of operations and financial condition.

In March 2008, the FASB issued new accounting guidance, “Disclosures about Derivative Instruments and Hedging Activities”. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial position or results of operations and the required disclosures have been included in Notes 12 and 14.

In April 2008, the FASB issued new accounting guidance, “Determination of the Useful Life of Intangible Assets.” This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under the previous guidance for Goodwill and Other Intangible Assets and the period of expected cash flows used to measure the fair value of the asset when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for some entity-specific factors. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In May 2008, the FASB issued new accounting guidance, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. This guidance requires the issuer of certain Convertible Debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-Convertible Debt borrowing rate. Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer`s non-Convertible Debt borrowing rate. In addition, the guidance provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In September 2008, the FASB issued new accounting guidance “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. It addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method. This guidance establishes that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In April 2009, the FASB issued new accounting guidance “Recognition and Presentation of Other-Than-Temporary Impairments”, which provides operational guidance for determining other-than-temporary impairments (“OTTI”) for debt securities. It’s effective for interim and annual periods ending after June 15, 2009. The adoption on April 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In April 2009, the FASB issued new accounting guidance, “Interim Disclosure about Fair Value of Financial Instruments”. It requires interim disclosures regarding the fair values of financial instruments that are within the scope of “Disclosures about the Fair Value of Financial Instruments.” Additionally, it require disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. It does not change the accounting treatment for these financial instruments. The adoption on April 1, 2009 of these standards did not have a material impact on the Company’s condensed consolidated financial statements.

In April 2009, the FASB issued new accounting guidance, “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” It provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, It requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. Since the volume and level of activity for the asset or liability of the Company have not decreased and there are no identifying transactions that are not orderly, the adoption on April 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In May 2009, the FASB issued new accounting guidance, “Subsequent Events,” which establishes general standards for the accounting for and the disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The pronouncement requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued. We adopted this pronouncement effective June 30, 2009, and the adoption of this new standard did not have a material effect on our consolidated financial position, results of operations or cash flows.

Foreign exchange rates used

	September 30, 2009	December 31, 2008	September 30, 2008
Period end RMB/U.S. Dollar exchange rate	6.8262	6.8225	6.7899
Average RMB/U.S. Dollar exchange rate	6.8306	6.9483	6.8375

New accounting policies related to acquisition

On January 1, 2009, the Company acquired Xinxing Property (See Note 2). Xinxing Property provides property management services. The revenues of the property management services are recognized when the services are provided.

Depreciation of Xinxing Property’s income producing property’s improvements is computed using the straight-line method over the estimated useful lives of 10 years.

Reclassification

Certain reclassifications have been made to the prior year’s financial statements to conform to the 2009 presentation. The effects of the reclassifications were not material to the Company’s condensed consolidated financial statements.

Note 2 – Acquisition

On January 20, 2009, the Company signed an equity purchase agreement with the shareholders of Xinxing Property and acquired 100% ownership of Xinxing Property for a purchase price of RMB 12 million (approximately $1.76 million). Xinxing Property provides property management services to residential and commercial projects. The acquisition strengthens the Company’s ability to improve the value to customers during the after-sale phase of the real estate development business. The synergies and benefits gained are reflected in the value of goodwill recorded.

According to the purchase agreement, the operational control of Xinxing Property passed to the Company effective January 1, 2009, and, accordingly, the results of Xinxing Property’s operations have been included in the Company’s condensed consolidated statement of income and other comprehensive income from that date. This acquisition is not considered material to the Company, and therefore, pro-forma information for the comparative period has not been presented.

The total purchase price included (1) an initial cash payment of RMB 2.0 million (approximately $0.3 million) payable upon signing of the purchase agreement, (2) a cash payment of RMB 3.6 million (approximately $0.5 million) payable on March 30, 2009, (3) an additional cash payment of RMB 3.6 million (approximately $0.5 million) payable on June 30, 2009 and (4) a final cash payment of RMB 2.8 million (approximately $0.4 million) payable on September 30, 2009. If the Company does not make payments after 45 days of signing the agreement, a 1% penalty per month will be calculated based on the payable amount. If the payment is delayed for more than 3 months, the original shareholders of Xinxing Property have the right to cancel the transaction. As of September 30, 2009, the remaining balance under the agreement amounted to $410,184 (see note 9).

The acquisition was accounted for using the purchase method. The purchase price was allocated to the identifiable assets and liabilities assumed based on their estimated fair values.

Purchase Price	$1,758,886
Value assigned to assets and liabilities:
Assets:
Cash	519,309
Accounts receivable	81,769
Other Receivable/Prepaid expenses and other assets	1,313,754
Property and equipment, net	612,796
Liabilities:
Accounts payable	11,907
Advance from customers	2,381
Accrued expenses	120,188
Income tax and other taxes payable	151,143
Other payables	1,299,999
Total net assets	$942,010
Goodwill as at January 1, 2009	816,876
Foreign exchange translation adjustment	(443)
Goodwill as at September 30, 2009	$816,433

In connection with the Xinxing Property acquisition, the statutory reserve increased by $154,812.

Note 3 – Supplemental Disclosure of Cash Flow Information

Income taxes paid for both the three and nine months ended September 30, 2009 amounted to $42,135 (2008 - $225,964). Interest paid for the three months ended September 30, 2009 and 2008 amounted to $849,279 and $2,032,689, respectively. Interest paid for the nine months ended September 30, 2009 and 2008 amounted to $2,223,011 and $2,858,168, respectively.

Note 4 – Other Receivables and Prepaid Expenses

Other receivables and prepaid expenses consisted of the following at September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008

Other receivable	$1,601,082	$916,886
Allowance for bad debts	(328,738)	(473,058)
Prepaid expenses	246,375	2,669

Other receivables and prepaid expense	$1,518,719	$446,497

Note 5 – Real Estate Held for Development or Sale

The following summarizes the components of real estate inventories at September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008

Finished projects	$11,584,242	$10,181,827
Construction in progress	96,636,065	50,468,184

Total real estate held for development or sale	$108,220,307	$60,650,011

Interest on debt incurred by the Company for the three months ended September 30, 2009 was $1,057,898 (September 30, 2008 - $1,767,105), and for the nine months ended September 30, 2009 was $3,450,234 (September 30, 2008 - $3,500,853). Of this interest, the Company capitalized in real estate held for development or sale during the three months and nine months ended September 30, 2009 totaled to $640,089 and $2,251,580, respectively (September 30, 2008 - $1,130,929 and $1,895,214, respectively).

Note 6 – Property and Equipment

Property and equipment consisted of the following at September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008
Head office buildings and improvements	$3,277,766	$3,234,628
Income producing properties and improvements	10,775,153	10,055,310
Electronic equipment	309,839	238,422
Vehicles	254,106	71,140
Office furniture	163,878	183,939
Computer software	129,340	91,272
Totals	14,910,082	13,874,711
Accumulated depreciation	(2,041,872)	(1,483,210)
Property and equipment, net	$12,868,210	$12,391,501

Depreciation expense for the three months ended September 30, 2009 and 2008 amounted to $156,762 and $50,258, respectively. Depreciation expense for the nine months ended September 30, 2009 and 2008 amounted to $471,788 and $233,915, respectively. The depreciation expense was included in the selling, general and administrative expenses.

Note 7 – Intangible Assets

Intangible assets consist of the following at September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008

Intangibles acquired	$47,308,685	$47,334,342
Accumulated amortization	(5,654,264)	(1,290,682)

Intangible assets, net	$41,654,421	$46,043,660

Amortization expense for the three months ended September 30, 2009 and 2008 amounted to $0. Amortization expense for the nine months ended September 30, 2009 and 2008 amounted to $4,360,003 and $0, respectively. The amortization expense was capitalized in the real estate construction in progress.

Note 8 – Accrued Expenses

	September 30, 2009	December 31, 2008
Accrued expenses	$1,780,148	$855,270
Accrued interest	3,058,020	2,684,572
Total	$4,838,168	$3,539,842

Note 9 – Payable to Acquisition of Businesses

		September 30, 2009	December 31, 2008
Payable to original shareholders of New Land	(i)	$5,932,681	$8,429,889
Payable to original shareholders of Xinxing Property	(ii)	410,184	-
Total		$6,342,865	$8,429,889

(i)
The payable to the original shareholders of New Land bears 10% interest with an original maturity of January 30, 2009. New Land’s original shareholders have agreed to extend the loan to December 31, 2009.

(ii)
On January 20, 2009, the Company completed the acquisition of Xinxing Property (See Note 2). The total purchase price for the acquisition was RMB 12 million, (approximately $1.76 million). The total purchase price included 1) an initial cash payment of RMB 2.0 million,(approximately $0.3 million), payable upon signing of the purchase agreement, 2) an additional cash payment of RMB 3.6 million (approximately $0.5 million), on March 30, 2009, 3) an additional cash payment of RMB 3.6 million (approximately $0.5 million), on June 30, 2009, and 4) a final cash payment of RMB 2.8 million (approximately $0.4 million), on September 30, 2009. If the Company does not make payments after 45 days of signing the agreement, a 1% penalty per month will be calculated based on the payable amount. If the payment is delayed for more than 3 months, the original shareholders of Xinxing Property have the right to cancel the deal. As of September 30, 2009, the remaining balance payable to original shareholders under the agreement amounted to $410,184.

Note 10 – Loans Payable

Loans payable represent amounts due to various banks. These loans generally can be renewed with the banks when they expire. Loans payable as of September 30, 2009 and December 31, 2008 consisted of the following:
	September 30, 2009	December 31, 2008
Commercial Bank Weilai Branch
Due December 25, 2009, annual interest rate is 7.5%, secured by the Company's 24G project	$1,464,944	$5,130,084

Commercial Bank Weilai Branch
Due August 29, 2010, annual interest rate is 10.21%, guaranteed by Tsining and secured by the Company's Tsining building and part of Jun Jing Yuan II project	5,127,304	5,130,084

Xi'an Rural Credit union Zao Yuan Rd. Branch
Due July 3, 2010, annual interest rate is 8.83%, secured by the Company's Jun Jing Yuan I, Yuan I, Han Yuan and Xin Xing Tower projects	2,929,888	3,371,198

China Construction Bank, Xi'an Branch
Due August 27, 2011, floating interest rate based on 110% of People’s Bank of China annual interest rate, secured by the Company's Jun Jing II project	7,617,708	21,986,076

China Construction Bank, Xi'an Branch
Due September 8, 2012, floating interest rate based on 110% of People’s Bank of China annual interest rate, secured by the Company's Jun Jing II project	12,452,023	-

Total	$29,591,867	$35,617,442

All loans are used to finance construction projects. All interest paid was capitalized and allocated to various construction projects.

On June 28, 2008, the Company signed a strategic partnership Memorandum of Understanding (“MOU”) with China Construction Bank Xi’an Branch that established a RMB 1 billion (approximately US$147 million) credit line for real estate development by the Company and its subsidiaries. Under the MOU, the company and its subsidiaries are required to set up a basic deposit account with China Construction Bank, to maintain a current ratio of not less than 90% and to maintain liabilities to assets ratio of not greater than 65%. On August 28, 2008, the Company entered a first loan agreement with China Construction Bank Xi’an Branch to draw down the first RMB 150 million loans, which will mature on August 27, 2011. $21,986,075 (RMB 150 million) was received by the Company on December 31, 2008. During the nine months ended September 30, 2009, the Company paid down the loan to $7,617,708 (RMB 52 million). On August 30, 2009, the Company entered a second loan agreement with China Construction Bank Xi’an Branch to draw down another RMB 85 million loan, which will mature on September 8, 2012. $12,452,023 (RMB 85 million) was received by the Company by the end of September 30, 2009. As of September 30, 2009, our current ratio was approximately 221.8%, and our liabilities to assets ratio was approximately 49.1%. The Company will be able to draw down approximately another $107.3 million before we reach the maximum liabilities to assets ratio of 65%.

Note 11 – Fair Value of Financial Instruments

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of the measurement date, September 30, 2009, and the basis for that measurement, by level within the fair value hierarchy:

Fair Value Measurements Using	Assets/Liabilities
	Level 1	Level 2	Level3	At Fair Value
Warrants liabilities	-	$4,721,294	-	$4,721,294
Derivative liabilities	-	$3,777,670	-	$3,777,670
Total	-	$8,498,964	-	$8,498,964

Note 12 – Convertible Debt

On January 28, 2008, the Company issued Senior Secured Convertible Debt due in 2013 (the "Convertible Debt") and warrants to subscribe for common shares for an aggregate purchase price of US$20 million. The Convertible Debt bears interest at 5% per annum (computed based on the actual days elapsed in a period of 360 days) of the RMB notional principle amount, payable quarterly in arrears in U.S. Dollars on the first business day of each calendar quarter and on the maturity date. In addition, 1,437,467 five-year warrants were granted with a strike price of $6.07 per common share, which are callable if certain stock price thresholds are met. Approximately 215,620 warrants are also available as a management incentive if certain milestones are met. If the aggregate principal amount of the Convertible Debt is reduced to US$10 million or less as a result of repayment by the Company pursuant to the Convertible Debt as a result of any optional conversion by the Investors or mandatory conversion by the Company of the Convertible Debt, then each Investor agrees to surrender to the Company warrants for an aggregate number of shares of common stock equal to such Investors’ pro rata share of 107,810 shares. If the aggregate principal amount of the Convertible Debt is reduced to $0 as a result of repayment by the Company pursuant to the Convertible Debt as a result of any optional conversion by the Investors or mandatory conversion by the Company of the Convertible Debt, then each Investor agrees to surrender to the Company warrants in addition to the 107,810 warrants surrendered pursuant to the $10 million reduction noted above for an aggregate number of shares of common stock equal to such Investor’s pro rata share of 107,810 shares. The Company may hold in treasury and reissue to the officers and directors of the Company any warrants surrendered by the Investors. As of September 30, 2009, the Company did not repay any principle of Convertible Debt and the Investors did not deliver any optional conversion request to the Company.

The Investors have the right to convert up to 45% ($9 million) of the principal amount of the Convertible Debt into common shares at an initial conversion price of $5.57, subject to an upward adjustment. The Company, at its discretion, may redeem the remaining $11 million of Convertible Debt at 100% of the principle amount, plus any accrued and unpaid interest. The warrants associated with the Convertible Debt grant the Investors the right to acquire shares of common stock at $6.07 per share, subject to customary anti-dilution adjustments. The warrants may be exercised to purchase common stock at any time up to and including February 28, 2013.

The Convertible Debt is secured by a first priority, perfected security interest in certain shares of common stock of Lu Pingji, the Chairman of the Company. The Convertible Debt is subject to events of default customary for convertible securities and for a secured financing.

Both the warrants and the embedded derivative associated with Convertible Debt meet the definition of a derivative instrument according to accounting guidance, “Accounting for Derivative Instruments and Hedging Activities”. Because the warrant and the Convertible Debt are denominated in U.S. dollars but the company’s functional currency is the Chinese Renminbi, the exemption from derivative instrument accounting provided by the accounting guidance is not available and therefore the warrant and embedded conversion option are recorded as derivative instrument liabilities and periodically marked-to-market. The fair value of the warrants and the embedded derivative on inception were determined to be $3,419,653 and $3,927,375, respectively, using the Cox-Rubinstein-Ross Binomial Lattice Model (the “CRR Model”) with the following assumption: expected life 4.32 years, expected volatility - 75%, risk free interest rate - 2.46% and dividend rate - 0%. The fair value of the warrants and embedded derivative at September 30, 2009 were determined to be of $4,721,195 (December 31, 2008 - $3,419,653) and $3,777,671 (December 31, 2008 – $3,927,375), respectively, using the CRR Model with the following assumption: expected life 3.33 - 3.42 years, expected volatility -105%, risk free interest rate - 1.59 - 1.63% and dividend rate - 0%. For the three months ended September 30, 2009 and 2008, the Company recorded a change in fair value for warrants and embedded derivatives of $(662,080) (2008 - $(1,827,824)) and $(2,695,306) (2008 - $(2,101,825)), respectively, in the interim condensed consolidated statements of income and comprehensive income. For the nine months ended September 30, 2009 and 2008, the Company recorded a change in fair value for warrants and embedded derivatives of $3,604,052 (2008 - $(2,236,811)) and $3,017,273 (December 31, 2008 - $(2,556,313)), respectively, in the interim condensed consolidated statements of income and comprehensive income.

After allocating the gross proceeds to the fair value of the warrants and the embedded derivative instrument, the remaining proceeds were allocated as the initial carrying value of the Convertible Debt. The initial carrying value of the Convertible Debt is accreted to its stated amount on maturity using the effective interest method. The effective interest rate was determined to be 15.42%. The carrying value of Convertible Debt at September 30, 2009 was $14,511,239 (December 31, 2008 - $13,621,934). Related interest expense and accretion expense for the three months ended September 30, 2009 were $269,221 (2008 - $259,707) and $311,319 (2008 - $266,541), respectively. Related interest expense and accretion expense for the nine months ended September 30, 2009 were $798,894 (2008 - $695,402) and $889,305 (2008 - $691,782), respectively.

In connection with this transaction, the Company and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company agreed to register within 60 calendar days after closing shares of common stock issuable to the Investors for resale on a Form S-3 Registration Statement to be effective no later than the 180th day after the closing date of the transaction. If the Form S-3 is not available at that time, then the Company will file a Registration Statement on such form as is then available to effect a registration of the registrable securities, subject to the consent of the Investors, which consent will not be unreasonably withheld. The Company shall register an amount of common stock for resale that equals at least 125% of the sum of shares issuable upon conversion of the Convertible Debt and the exercise of the warrants. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures. The Company is subject to the late registration penalty payment equal to the product of (i) the Investor’s outstanding principal amount and (ii) the quotient obtained by dividing 12% by 360 (the “Late Payments”).

The Company commenced negotiations with the Investors in December 2008 for a waiver for the Late Payments, as the Company and the Investors believed that the registration would become effective within a short period of time. However, as the registration has not become effective as of September 2009, the Company has accrued for the Late Payments as security registration expenses. For the three months ended September 30, 2009, the Company has recorded security registration expenses of $579,775 (2008 - $0). For the nine months ended September 30, 2009, the Company has recorded security registration expenses of $1,786,517 (2008 - $0). On September 28, 2009, the Company reached a First Amendment (the “Amendment”) with the Investors to settle the Late Payments, in the amount of $2,400,000, by the issuance of 614,290 common stock. The 614,290 common stock was determined by dividing $2,400,000, the total Late Payments up to September 28, 2009, by 95% of the historical volume weighted average price (“VWAP”) of the common stock, as determined by using Bloomberg function VWAP, for the immediate preceding 30 days period. In accordance with the Amendment, the Investors will waive any further Late Payments against the Company under the Registration Rights Agreement.

As at September 30, 2009, the 614,290 common stock to settle the Late Payments has not been issued. Therefore, the amount has been recorded as common stock subscribed.

Note 13 – Non-controlling Interest

Non-controlling interest consists of the interest of non-controlling shareholders in the subsidiaries of the Company. As of September 30, 2009 non-controlling interest amounted to $28,830,195 (December 31, 2008 - $29,109,350).

On November 5, 2008, the Company and Prax Capital entered into a conditional joint venture agreement to develop 79 acres within China Housing’s Baqiao project located in Xi’an. Prax Capital invested US$ 29.3 million for a 25% interest in Puhua with various distribution rights. Prax Capital’s shares are redeemable at the option of holder, provided that Prax gives advance notice, and with the Company’s approval. Prax Capital has the first right of distribution and there is a maximum amount that Prax Capital can receive. At this time, the Company believes that it is not probable that Prax Capital will exercise their redemption option.

On November 5, 2008, New Land entered into a Deed of Guarantee (the “Guarantee”), in favor of Prax Capital and Success Hill (Success Hill and together with Prax Capital, the “Beneficiaries”) whereby the Company guarantees the performance of certain obligations of New Land and Manstate pursuant to the terms and conditions of various agreements entered into by and between Prax Capital, Success Hill and New Land, among others, in connection with a Framework Agreement entered into on November 5, 2008, (“Framework Agreement”) by and between New Land, the Company and Prax Capital. Prax Capital and New Land, through the Framework Agreement and the other related agreements, intend to jointly participate in bidding for land use rights with respect to a parcel of land and shall cause that land to be developed, operated and sold.

The Guarantee is a continuing Guarantee and shall remain effective until a termination event occurs as contemplated by the Guarantee. If the Company fails to timely and fully perform its obligations under the Guarantee then the Beneficiaries shall be afforded the appropriate remedy as contemplated by the Guarantee, including, but not limited to, the claim for damages and the reimbursement of expenses. Any amounts payable under the Guarantee by the Company shall include an interest accrued at the rate of 10% per annum from the due date of such payment.

During the first nine months of 2009, the Company owned a 75% interest in Puhua (Xi’an) Real Estate Development Co., Ltd. (“Puhua”), a real estate development company. Given the Company’s controlling ownership interest, the accounts of Puhua have been consolidated with the accounts of the Company, and a non-controlling interest has been recorded for the non-controlling investors’ interests in the net assets and operations of Puhua in accordance with the non-controlling investor’s investments.

Non-controlling interest
Non-controlling Interest at December 31, 2008	$29,109,350
Non-controlling interests’ share of loss for the three months ended March 31, 2009	(47,135)
Non-controlling Interest at March 31, 2009	$29,062,215
Non-controlling interests’ share of loss for the three months ended June 30, 2009	(145,899)
Non-controlling Interest at June 30, 2009	$28,916,316
Non-controlling interests’ share of loss for the three months ended September 30, 2009	(86,121)
Non-controlling Interest at September 30, 2009	$28,830,195

Note 14 – Shareholders' Equity

Pursuant to accounting guidance, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settle in, a Company's Own Stock," the warrants issued contain a provision permitting the holder to demand payment based on a Black-Scholes valuation in certain circumstances. Therefore, the Company recorded the warrants issued through private placements in 2006 and 2007 as a liability at their fair value on the date of grant and then marked them to $1,403,464 at September 30, 2009 (December 31, 2008 - $458,461) using the CRR Binomial Lattice Model with the following assumptions: expected life of 2.61 years; expected volatility - 105%, risk fee interest rate of 1.24% and dividend rate - 0%. The change in fair value of warrants for the three months ended September 30, 2009 was $(662,080) (2008 - $(1,111,740)). The change in fair value of warrants for the nine months ended September 30, 2009 was $1,353,688 (2008 - $(1,658,804)).

As of December 31, 2008, the Company accrued as a liability $78,600 of stock based compensation expense for 54,583 shares of common stock granted by the Company to various directors and executive in 2009. All these common stocks were issued during the three months ended June 30, 2009.

On June 28, 2009, $320,815 cash was received for 96,923 warrants exercised. The Company recorded $189,005, the fair value of the warrants exercised, as additional paid in capital. The Company also issued 96,923 common stocks for the 96,923 warrants exercised in July 2009.

During the three months ended September 30, 2009, $863,847 cash was received for 191,966 warrants exercised. The Company recorded $120,938, the fair value of the warrants exercised, as additional paid in capital. The Company also issued 191,966 common stocks for the 191,966 warrants exercised.

During the three months ended September 30, 2009, an aggregate of 81,921 warrants were exercised on a cashless basis. The Company recorded $98,742, the fair value of the cashless warrants exercised, as additional paid in capital. In connection with these transactions, the Company issued an aggregated of 33,450 common stocks.

On September 28, 2009, the accrued security registration expenses of $2,400,000 were settled with the Company’s common stocks (see Note 12), and the settled security registration expenses were recorded as common stock subscribed.

On September 1, 2009, the Company granted 22,222 unissued common stocks to its former CFO. The Company recorded $87,777, the fair value of the 22,222 shares granted, as stock based compensation.

Warrants

Following is a summary of the warrant activity:

	Number of Warrants Outstanding	Weighted Average Exercise Price

December 31, 2008	4,381,980	$4.96
No warrants granted, expired or exercised during the 3 months ended March 31, 2009	-	-
March 31, 2009	4,381,980	$5.00
Expired during the 3 months ended June 30, 2009	(15,693))	3.31
Exercised during the 3 months ended June 30, 2009	(96,923)	3.31
June 30, 2009	4,269,364	$5.00
Expired during the 3 months ended September, 2009	(18,594)	3.31
Exercised during the 3 months ended September, 2009	(273,887)	4.14
September 30, 2009	3,976,883	$5.07

Following is a summary of the status of warrants outstanding at September 30, 2009:

	Outstanding Warrants
Exercise Price	Number	Average Remaining Contractual Life

$4.50	2,539,416	2.61 years
$6.07	1,437,467	3.42 years

Note 15 – Provision for Income Taxes

As the change in fair value of embedded derivatives and change in fair value of warrants for the three months ended September 30, 2009 is not taxable, there was no income tax provision for the change in fair value of embedded derivatives and warrants.

During the three months ended September 30, 2009, the Company’s subsidiary, Hao Tai, reached an income tax settlement with local tax bureau. As a result of the settlement, the Company recorded $4,856,377 recovery of income taxes.

Note 16 – Earnings per Share attributable to China Housing & Land Development, Inc.

Earnings per share attributable to China Housing & Land Development, Inc. for the nine months ended September 30, 2009 and 2008 were determined by dividing the net income attributable to China Housing & Land Development, Inc. for the years by the weighted average number of both basic and diluted shares of common stock and common stock equivalents outstanding.

	3 Months	3 Months	9 Months	9 Months
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Numerator
Income attributable to China Housing & Land Development, Inc. - basic	$12,714,128	$1,447,072	$3,519,860	$2,630,636
Effect of dilutive securities:
Diluted warrants	(2,380,672)	(256,091)	-	(482,642)
Diluted Convertible Debt	(2,555,212)	-	-	-
Income attributable to China Housing & Land Development, Inc. - diluted	$7,778,244	$1,220,981	$3,519,860	$2,147,994

Denominator
Weighted average shares outstanding - basic	31,134,137	30,877,453	30,987,760	30,389,712
Effect of dilutive securities:
Common stock subscribed	27,278	-	9,193	-
Diluted warrants	195,039	5,030	-	46,748
Diluted Convertible Debt	1,615,799	-	-	-

Weighted average shares outstanding - diluted	32,972,253	30,882,483	30,996,953	30,436,461

Earnings per share
Basic	$0.41	$0.05	$0.11	$0.09
Diluted	$0.24	$0.04	$0.11	$0.07

For the nine months ended September 30, 2009, 3,976,883 outstanding warrants issued in 2007 and 2008 and 1,615,799 shares conversion option for the Convertible Debt issued in 2008 (see Note 12) were not included in the calculation because they would have an anti-diluted effect.

Note 17 – Commitments and Contingencies

The Company leases part of its office and hotel space under various operating lease agreements. The future minimum rental payments required under the operating lease agreements are summarized below.

	Payment due by period
Commitments and Contingencies	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years

Rental lease	$336,859	$86,292	$52,806	$52,806	$144,955
Rubber dam construction	1,025,461	1,025,461
Land use right	2,59 2,951		2,5 92,951
Total	$3,997,854	$1,149,405	$2,644,207	$52,775	$151,46 7

The Company entered into a contract with Xi’an Baqiao local government for a rubber dam construction project. The Company is committed to expend approximately $1,025,461 on this project.

As of September 30, 2009, the Company had one land use right with an unpaid balance of approximately $2.6 million. The balance is not due until the vendor removes the existing building on the land and changes the zoning status of the land use right certificate.

Note 18 – Subsequent Events

The Company evaluated subsequent events through November 9, 2009, the date the interim condensed consolidated financial statements were available to be issued.

Pursuant to the Amendment dated September 28, 2009, the Company issued 614,290 common stock shares to settle $2,400,000 accrued security registration expenses (see Note 12) on October 21, 2009.

On July 15, 2009, the company entered a letter of Intent to acquire an 11 acre tract of land in the center of Xi’an, China. The Company intends to develop a large mid-upper income residential and commercial development project on this site, with gross floor area of 200,000 square meters. The total consideration for the land acquisition will be in the range of $18 to $22 million and is subject to finance this project through a combination of internal company funds, revenue derived from sales of existing projects and bank loans from China Construction Bank, which enjoys a long-term cooperative relationship with the company. As of November 10, 2009, the acquisition is still at the planning and preparation stage. The Company expects to reach an official agreement with the current land owner by December 31, 2009.